2023
ANNUAL REPORT



CSW INDUSTRIALS

Driving Sustainable Growth and Long-term Shareholder Value, With a Focus on Strategic Capital Allocation

FY 2023 PERFORMANCE

Revenues

$757.9m

+21.0%

EBITDA

$174.1m

+30.6%

EPS

$6.20

+41.2%

Operating Cash Flow

$121.5m

+75.8%

REVENUE
(in millions)



2023	$757.9
2022	$626.4
2021	$419.2

EBITDA
(in millions)



2023	$174.1
2022	$133.3
2021	$91.3

OPERATING CASH FLOW
(in millions)



2023	$121.5
2022	$69.1
2021	$66.2

TOTAL SHAREHOLDER RETURN
%



- CSWI — 114.2%
- Russell 2000 — 56.3%
- Custom Peer Group — 74.5%

CSW Industrials is a diversified industrial growth company with industry-leading operations in three segments: **Contractor Solutions, Engineered Building Solutions, and Specialized Reliability Solutions.**

CSWI provides niche, value-added products with two essential commonalities: performance and reliability. The primary end markets we serve with our well-known brands include: **HVAC/R, plumbing, general industrial, architecturally-specified building products, energy, mining, and rail.**



Joseph B. Armes
Chairman, CEO and President

Dear CSWI Stakeholders,

Culture Wins

I am pleased to share with you the remarkable achievements of CSW Industrials over the past fiscal year. As we celebrate our record financial results, it is important to recognize the engine that drives these accomplishments – the dynamic, employee-centric culture that differentiates CSWI from other companies.

In an era when businesses must navigate a rapidly changing landscape, we are convinced that a strong culture produces an enduring foundation of success.

Since our spinoff in 2015, unlocking value has been an integral part of our story. CSWI employees are at the heart of the culture that generates this value, and the company's impressive track record is a testament to our people and our investment in them.

Listen to Lead

We listen to our employees. We cultivate a diverse, inclusive atmosphere where a broad spectrum of talents and perspectives are recognized and respected, and we regularly gather employee feedback to ensure that our CSWI colleagues have the resources they need to succeed.

When recently collected data showed a desire for more management training, we created an enterprise-wide, frontline supervisor training program. Over the course of a year, dozens of participants with hundreds of direct reports met monthly to better understand the skills, behaviors, and attitudes needed for effective leadership. These individuals are now even better equipped to shape our culture, execute company initiatives, and enhance the employee experience.

Investing in our people nurtures a culture of continuous learning and personal growth, and our supervisors' dedication to effective leadership is also an investment that will help us succeed in an evolving marketplace.

Safety and Well-Being

We take care of our employees. A foundational aspect of our employee-centric culture is the strong emphasis we place on safety and well-being.

The goal for all CSWI locations is a zero-incident workplace, and our Safety 365 campaign emphasizes this by keeping safety top of mind. Our commitment to employee safety training and education includes more than 8,000 annual hours of professional development for frontline employees. This safety focus resulted in a Total Recordable Incident Rate ("TRIR") of 1.9 at the end of calendar year 2022 and, through March 2023 (the end of our fiscal year), a TRIR of 1.0 – marking three years of continuous improvement.

A healthy workforce is a productive one, and Cigna has recognized our wellness program as one of the best in the country three years in a row. By prioritizing employees' physical and mental well-being, we have observed a substantial boost in engagement, creativity, and overall job satisfaction, resulting in heightened productivity and outstanding financial results.

We demonstrate our commitment to employees' financial well-being by providing a roadmap for a secure and dignified retirement, and aligning the interests of all domestic employees with shareholders through profit-sharing programs.

In fiscal 2023, our Employee Stock Ownership Plan ("ESOP") contribution of 8% of total qualified earnings plus a 3% discretionary 401(k) contribution, which is in addition to our standard 6% dollar-for-dollar participant match, amounted to 17% of an employee's annual salary. These programs help us maintain company-wide retention rates that far exceed manufacturing industry averages and enhance our reputation as a rewarding career destination that attracts and retains quality talent.

Great Place to Work

We celebrate our employees. CSWI's commitment to fostering an exceptional workplace culture was recognized with a Great Place to Work® designation. Employee feedback directly led to this honor, which holds special significance as it reflects the positive engagement and satisfaction of our valued team members.

Employee input has been invaluable in shaping our exceptional workplace culture, and we are immensely proud of this achievement.

As we prioritize the well-being and engagement of our team members, we remain focused on delivering sustainable, long-term growth and profitability.

Outstanding Results

We deliver for our shareholders. The unwavering commitment and dedication of our employees throughout the fiscal year, combined with their resilience and collaborative spirit, have been instrumental in achieving our outstanding financial results.

In fiscal 2023, we continued to build upon the performance momentum of our past several years, delivering record revenue, record income, record earnings before interest, taxes, depreciation and amortization ("EBITDA"), and record earnings per share.

Demonstrating the value derived from our focus on culture, fiscal 2023 also marked our sixth consecutive year of increases in revenue and EBITDA. Our stated approach to seeking long-term sustainable growth in shareholder value generated record results in growth and profitability, and each of our three reporting segments contributed meaningfully to these results.

Fiscal 2023 revenue reached $758 million, or 21% growth over the prior year; of this total growth, 15% resulted from organic growth, and 6% came from the four recent acquisitions we completed. Fiscal 2023 EBITDA reached $174 million, or 31% growth over the prior year. These outstanding accomplishments were enabled by our diversified business model, disciplined capital allocation, and commitment to operational excellence, which drove impressive operating leverage.

During fiscal 2023, we generated $122 million in cash flow from operations, a 76% increase over the prior year. Our ability to generate operating cash, combined with the strength of our balance sheet, once again allowed us to execute on all aspects of our capital allocation strategy during this past fiscal

year, where we invested $58 million in four acquisitions within our Contractor Solutions segment and $14 million in capital expenditures across the company. We also returned $46 million of cash to our shareholders through our share repurchase program and dividends. After fiscal year end, our Board approved a 12% increase in our quarterly cash dividend, to $0.19 per share, signaling our confidence in our company and our ability to generate cashflow.

We also were honored to be added to the Forbes 2023 list of America's Best Small Companies. This designation is awarded to U.S. companies based on *Forbes* rankings of earnings growth, sales growth, return on equity, and total stock return for the latest 12 months and over the past five years.

From fiscal 2018 through fiscal 2023, our compound annual growth rate for revenues was 18%, for EBITDA was 22%, and for earnings per share was 24%. This has all culminated in a total shareholder return of over 400% since CSWI went public in September 2015, far exceeding market benchmarks. None of these achievements would have been possible without our employees. By cultivating a culture that empowers, supports, and inspires, we are confident that we will continue to achieve new heights.

Looking Forward

As we enter fiscal 2024, marketplace uncertainty remains and some sectors are facing meaningful headwinds. Still, we have several reasons to be enthusiastic about the coming year, including: our attractive and diverse end-market exposure; strong customer relationships; enviable distribution channels; best-in-class products with a hard-earned reputation for quality and innovation; and a healthy balance sheet to execute on growth opportunities.

Additionally, we remain committed to our employee-centric culture and living out our Core Values of Accountability, Citizenship, Teamwork, Respect, Integrity, Stewardship, and Excellence. Because when culture wins, we all win.

On behalf of all my colleagues and fellow shareholders at CSW Industrials, I thank you for your continued support of our company.

Very sincerely yours,



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended March 31, 2023
OR
☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from_____to_____.

Commission file number 001-37454

CSW INDUSTRIALS, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	**47-2266942**
(state or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
5420 Lyndon B. Johnson Freeway, Suite 500, Dallas, Texas	**75240**
(Address of principal executive offices)	*(zip code)*

(214) 884-3777
Registrant's telephone number, including area code:

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each class	Trading symbol (s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	**CSWI**	**Nasdaq Stock Market LLC**

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
NONE

Indicate by check mark	YES	NO
● if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	☐	☑
● if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.	☐	☑
● whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.	☑	☐
● whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).	☑	☐

● whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if smaller reporting company) Smaller reporting company ☐ Emerging growth company ☐

● If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.	☐
● whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.	☑
● whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).	☐ ☑

The aggregate market value of the registrant's common stock held by non-affiliates, based on the last sale price for the common stock as reported by the Nasdaq Global Select Market on September 30, 2022, the last business day of our most recently completed second fiscal quarter was approximately $1,827.3 million.

As of May 22, 2023, the latest practicable date, 15,508,573 shares of the registrant's common stock, par value $0.01 per share, were issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information contained in the definitive proxy statement for the registrant's Annual Meeting of Stockholders is incorporated by reference into Part III hereof.

Table of Contents

PART I   **1**

Item 1:   Business   1

Item 1A: Risk Factors   11

Item 1B   Unresolved Staff Comments   23

Item 2:   Properties   23

Item 3:   Legal Proceedings   24

Item 4:   Mine Safety Disclosures   24

PART II   **25**

Item 5:   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities   25

Item 6:   [Reserved]   26

Item 7:   Management's Discussion and Analysis of Financial Condition and Results of Operations   27

Item 7A: Quantitative and Qualitative Disclosures About Market Risk   40

Item 8:   Financial Statements and Supplementary Data   41

Item 9:   Changes In and Disagreements With Accountants on Accounting and Financial Disclosure   77

Item 9A: Controls and Procedures   78

Item 9B: Other Information   80

PART III   **81**

Item 10:   Directors, Executive Officers and Corporate Governance   81

Item 11:   Executive Compensation   81

Item 12:   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters   81

Item 13:   Certain Relationships and Related Transactions, and Director Independence   81

Item 14:   Principal Accounting Fees and Services   81

PART IV   **82**

Item 15:   Exhibits, Financial Statement Schedules   82

Signatures   **85**

Part I

Unless otherwise specified, or the context otherwise requires, the references in this Annual Report on Form 10-K for the fiscal year ended March 31, 2023 ("Annual Report") to "our company," "we," "us," "our" or "CSWI" refer to CSW Industrials, Inc. together with our wholly-owned subsidiaries.

Item 1:   Business

General

CSWI is a diversified industrial growth company with a strategic focus on providing niche, value-added products in the end markets we serve. We operate in three business segments: Contractor Solutions, Engineered Building Solutions and Specialized Reliability Solutions. Our products include mechanical products for heating, ventilation, air conditioning and refrigeration ("HVAC/R"), plumbing products, grilles, registers and diffusers ("GRD"), building safety solutions and high-performance specialty lubricants and sealants. End markets that we serve include HVAC/R, architecturally-specified building products, plumbing, general industrial, energy, rail transportation and mining. Our manufacturing operations are concentrated in the United States ("U.S."), Vietnam and Canada, and we have distribution operations in the U.S., Australia, Canada and the United Kingdom ("U.K."). Our products are sold directly to end-users or through designated channels in over 100 countries around the world, primarily including the U.S., Canada, the U.K. and Australia.

Drawing on our innovative and proven technologies, we seek to deliver solutions primarily to our contractors that place a premium on superior performance and reliability. We believe our brands are well-known in the specific end markets we serve and have a reputation for high quality. We rely on both organic growth and inorganic growth through acquisitions to provide an increasingly broad portfolio of performance optimizing solutions that meet our customers' ever-changing needs. We have a successful record of making attractive and synergistic

acquisitions that support expansion of our broad portfolio of solutions, and we remain focused on identifying additional acquisition opportunities in our core end markets.

Through our operating companies, we have a well-established legacy of providing high quality products accompanied by dependable service and attention to customer satisfaction. We also have a long history of innovation, through which we have developed a robust line of products to solve our customers' specific challenges. These products are distributed through an extensive wholesale distribution network serving the HVAC/R, architecturally-specified buildings products, plumbing, general industrial, energy, rail transportation and mining end markets. Our desire to develop solutions for our contractors, combined with the differentiated nature of our niche product offerings, drives loyalty to our brands.

CSWI is a Delaware corporation and was incorporated in 2014 in anticipation of CSWI's separation from Capital Southwest Corporation ("Capital Southwest"). Our well-established operating companies provide a collective history that spans more than a century. The separation was executed on September 30, 2015 through a pro-rata share distribution of all the then outstanding shares of common stock of CSWI to the holders of common stock of Capital Southwest (the "Share Distribution"). Since the separation, CSWI has been an independent, publicly-traded company, listed on the Nasdaq Global Select Market.

Business Segments

Our business is organized into three reportable segments: Contractor Solutions, Engineered Building Solutions and Specialized Reliability Solutions.

The table below provides an overview of these business segments. For financial information regarding our segments, see Note 20 to our consolidated financial statements included in Item 8 Financial Statements and Supplementary Data ("Item 8") of this Annual Report.

Business Segment	Key End Use Markets
Contractor Solutions	• HVAC/R • Plumbing • General Industrial • Architecturally-Specified Building Products
Engineered Building Solutions	• Architecturally-Specified Building Products
Specialized Reliability Solutions	• Energy • General Industrial • Mining • Rail Transportation

Contractor Solutions

Our Contractor Solutions segment manufactures efficiency and performance enhancing products predominantly for residential and commercial HVAC/R and plumbing applications, which are designed primarily for the professional trades. It provides an innovative line of installation and service products designed to create efficiency and expediency for the professional trades. Our Contractor Solutions segment is strategically positioned to grow in each market served by leveraging our sales channels and distribution networks. HVAC/R contractors ask for our products by name, and professional plumbers have been using our industry-leading solutions for generations. We manufacture the majority of our mechanical and chemical products internally, we strategically engage third-party manufacturers for outsourced products and we act as a master distributor for certain products. We ensure the quality of internally- and externally-manufactured products through our stringent quality control review procedures backed by our "RectorSeal to the Rescue" commitment around quality, warranty and differentiated support.

Our key product types and brand names are shown below in alphabetical order:

Product Types	Brand Names
• condensate pads, pans and pumps	• AquaGuard®
• condensate switches and traps	• Aspen® Pumps
• drain waste and vent systems mechanical products	• Clean Check®
• ductless mini-split systems installation support tools and accessories	• Cover Guard™
• electrical protection for HVAC	• Desolv™
• grilles, registers, diffusers and vents	• EZ Trap®
• installation supplies for HVAC	• Falcon Stainless®
• line set covers	• Fortress®
• maintenance chemicals for HVAC	• Goliath®
• refrigerant caps	• G-O-N®
• solvents, cements, traps, vents, and thread sealants	• Hubsett™
• wire pulling head tools	• Kickstart®
	• Leak Freeze®
	• No. 5®
	• Novent®
	• PRO-Fit™
	• RectorSeal®
	• Safe-T-Switch®
	• Shoemaker Manufacturing®
	• Slimduct®
	• SureSeal®
	• TRU-BLU™
	• TRUaire®

New Product Development

Customer experience is a core competency in our Contractor Solutions segment. We gather "voice of the customer" market research through organized focus groups and online surveys, as well as through less formal channels. Ideas for new products or enhancements to existing products are also generated by our relationships with end-users, independent sales representatives, distributors and our internal sales and marketing team. We also actively monitor the competitive landscape. We develop new products and modify existing products in our research and development ("R&D") labs in Houston, Texas and Cle Elum, Washington.

Competition

Our competition in the Contractor Solutions segment is varied. Competitors range from small entrepreneurial companies with a single product, to large multinational original equipment manufacturers ("OEMs"). In the products serving the HVAC/R end market category, we compete with DiversiTech, DuraVent, Intermatic, Nu-Calgon, Little Giant, Supco and others. In the products serving the plumbing end market category, we compete with IPS, J.R. Smith, Mainline, Oatey and others. Most of our products are sold through distribution channels, and we compete in this channel based on breadth of product line, customer service and pricing.

Customers

Our primary customers are wholesalers and distributors in the HVAC/R and plumbing end markets. Some of these are single location distributors, the majority are regional or national with hundreds of locations. These products are generally sold domestically; however, a small portion is sold internationally through similar channels, and a small number of OEMs purchase these products directly.

Seasonality

A significant portion of our products are sold into the HVAC/R market, which is seasonal by nature. While products are sold throughout the year, revenues tend to peak during the spring and summer months.

Engineered Building Solutions

Our Engineered Building Solutions segment provides primarily code-driven, life-safety products that are engineered to provide aesthetically-pleasing solutions for the construction, refurbishment and modernization of commercial, institutional and multi-family residential buildings. Our Engineered Building Solutions segment is a market leader in providing architects, contractors and other construction professionals with unique solutions that meet code requirements and support life safety,

while adding functionality, performance, and aesthetically-pleasing designs. The safety and sustainability of our engineered building products enables them to be easily incorporated into the Leadership in Energy and Environmental Design ("LEED") building market.

Our key product types and brand names are shown below in alphabetical order:

Product Types	Brand Names
• architectural railings and metals	• Balco® Expansion Joint Systems
• fire and smoke protection solutions	• BlazeSeal™
• fire stopping solutions	• Greco® Architectural Railings & Metals
• pre-engineered and custom architectural building components	• IllumiTread™
	• Metacaulk®
	• MetaflexPro™
	• Smoke Guard® Elevator Protection
	• Smoke Guard® Large Curtain Solutions
	• Smoke Guard® Perimeter Protection

New Product Development

Strategic investment in new product innovation, technical advancement, and customer driven product development enhances demand for our products and enriches relationships with end-users. Development teams are located in Boise, Idaho; Hudson, Florida; Wichita, Kansas and Windsor Ontario, Canada.

Competition

Our products generally demand premium valuation. We compete primarily on the basis of competitive lead times, superior custom specification standards and customer-centric service, which we believe are the key drivers of our customers' buying decisions. In the fire and smoke protection product category, we compete with McKeon, US Smoke & Fire, Won Door and others, typically based on product quality, knowledge of building codes and customer service. In the architecturally-specified building

component, we compete primarily with Construction Specialties, Emseal and InPro on the basis of product quality, price and driving architectural specifications.

Customers

Fire and smoke protection products are sold through internal sales and installation teams, as well as local building products distributors that also perform installations and service. Architecturally-specified building components are primarily sold through independent sales representatives and building product distributors to general contractors or sub-contractors. Engineered Building Solutions' end use customers include multi-family residential buildings, educational facilities or institutions, warehouses, construction companies, plant maintenance customers, building contractors and repair service companies, among others.

Specialized Reliability Solutions

Our Specialized Reliability Solutions segment provides products for increasing the reliability, efficiency, performance and lifespan of industrial assets. Through our commercial team and supply chain partners, our Specialized Reliability Solutions segment delivers products that protect assets in the most demanding environments and extreme conditions and solve equipment maintenance challenges. Our customers depend on their mission-critical equipment, and thus they depend on our trusted specialty lubricants, compounds, sealants, desiccant breather filtration products, and lubrication management systems. Our Specialized Reliability Solutions segment manufactures and supplies highly specialized consumables that impart or enhance properties such as lubricity, anti-seize qualities, friction, sealing and heat control. These high performance products are typically used in harsh operating conditions, including extreme heat and pressure and chemical exposure, where commodity products would fail. These products help minimize maintenance down-time, protect and extend the working life of large capital equipment such as cranes, rail transportation systems, mining equipment, oil rigs and rotating and grinding equipment found in various industrial segments such as steel mills, canning and bottling, mining and cement. These products enhance, repair or condition the internal working systems of industrial systems and are critical to ensuring safe, efficient and effective long-term operational integrity.

Our key product types and brand names are shown below in alphabetical order:

Product Types	Brand Names
• anti-seize products	• AccuTrack®
• compounds, lubricants and sealants	• Air Sentry®
• contamination control	• BioRail®
• desiccant breather filtration products	• Deacon®
• industrial maintenance and repairs	• Envirolube® XE Extreme
• lubricant management systems	• Extreme®
• operations solutions	• Gearmate® 1000 ICT
• rail friction modifiers	• Jet-Lube®
• sealants	• Kopr-Kote®
	• Matrix®
	• NCS-30® ECF™
	• OilSafe®
	• RailArmor®
	• Run-N-Seal® ECF™
	• TOR Armor®
	• Whitmore®

New Product Development

We develop relationships with end-users and channel partners to understand a multitude of operating conditions where technical innovation or enhancement is needed. For example, these relationships have generated innovation in the areas of modifying existing lubrication products to operate in arctic conditions or modifying an existing product for use in an application where saltwater may be present. The development team is located in Rockwall, Texas and actively targets additional end markets for product use and penetration.

Competition

In general, our products demand premium valuation, as compared to commodity products, and competitors tend to be varied and include global, regional and local companies that may be large or small. We compete primarily on the basis of product differentiation, superior performance and quality and customer-centric service. When compared to many commodity consumables, the product sales cycle is often long, typically resulting in quantified, verified and repeat product performance being the key driver of buying decisions, rather than price. As these products protect and enhance the operation of large capital equipment, qualification is based on the proof of value in application, resulting in a high changeover risk barrier. Typical competitors include Exxon-Mobil, Fuchs, Kleuber, Shell and South Coast Products.

Customers

Specialized Reliability Solutions products are primarily sold through value-added distribution partners, as well as maintenance and repair operations or catalog channels. Our Specialized Reliability Solutions' organization provides both market-specific and product line specific training to both the distribution partners and potential end-users. Our specialists often visit end-users with distribution partners to advise on critical application issues, which enhances our ability to both "pull" demand from the end-user and "push" demand to distributor partners. Specialized Reliability Solutions' customers include petrochemical facilities, industrial manufacturers, construction companies, utilities, plant maintenance customers, building contractors and rail and mining operators, among others.

Our Competitive Strengths

As discussed in this section, we believe we have a variety of competitive strengths.

Broad Portfolio of Industry Leading Products and Solutions

In our targeted end markets, we have leading industry positions among our broad portfolio of products. We believe our products and solutions are differentiated from those of our competitors by superior performance, quality and total value delivered to customers. For example, RectorSeal's No. 5® pipe thread sealant is widely regarded as an industry standard for thread sealants for HVAC/R, plumbing and electrical applications. Additionally, we believe Whitmore's Kopr-Kote® anti-seize lubricant is recognized as the anti-seize compound of choice for use in oil and gas drilling operations, where it is requested by name.

Organic Revenue Growth Platform and Optimizing Performance

We focus on developing our presence in end markets with strong growth trends, continuously evaluating the potential uses of existing products to broaden end market penetration. We historically have a loyal customer base that recognizes the performance results and quality of our products and solutions. Further, our customer base is diverse. For the year ended March 31, 2023, no single customer represented 10% or more of our net revenues.

These factors have enabled us to generate strong organic revenue growth performance, while remaining focused on strong profitability through optimizing our manufacturing processes.

This effort is supported by a culture of continuous improvement, which looks to refine processes in all of our manufacturing facilities to reduce manufacturing costs, increase production capacity and improve product quality. Additionally, we often evaluate strategic investments to drive transformational changes in our manufacturing processes. For example, in all of our reportable segments, we have taken actions to consolidate our manufacturing footprint in order to optimize capacity, improve efficiency and leverage technologies while enhancing product quality.

Diverse Sales and Distribution Channels

Many of our products are sold through full-service distribution networks where product knowledge and customer satisfaction are key success factors. We primarily market through an international network of both internal and third-party sales representatives that call on our wholesale distributors, contractors and direct customers. The strong, long-term relationships we have developed with our wholesale distribution partners and exclusive dealers position us to successfully introduce organically developed products and acquired products. In addition, our extensive distribution network allows us to reach and serve niche end markets that provide organic growth opportunities and a source of opportunities for our acquisition strategy.

Inorganic Growth Investment with Proven Track Record

We believe our experience in identifying, completing and integrating acquisitions is one of our core competitive strengths, as evidenced by our portfolio of more than 10 acquisitions completed since the inception of the Company. Historically, we have pursued product-line acquisitions with relatively low integration risk that have the potential to benefit from our extensive distribution network and manufacturing efficiencies. More recently, we began targeting commercially-proven products and solutions that are attractive in our existing end markets where we can drive revenue growth, improved profitability and increased cash flow.

In the third quarter of fiscal year ended March 31, 2023, we acquired Falcon Stainless, Inc ("Falcon"), based in Temecula, California, which offers products that enhance water flow delivery. In the second quarter of fiscal year ended March 31, 2023, we acquired the assets of Cover Guard, Inc. ("CG") and AC Guard, Inc. ("ACG"), based in Orlando, Florida, which offer lineset covers and HVAC/R condenser protection cages. In the third quarter of the fiscal year ended March 31, 2022, we acquired Shoemaker Manufacturing ("Shoemaker"), based in Cle Elum, Washington, which offers high-quality customizable GRD for commercial and residential markets, and expands CSWI's HVAC/R product offering and regional exposure in the northwest U.S. In the third quarter of the fiscal year ended March 31, 2021, we acquired T.A. Industries, Inc. ("TRUaire"), a leading manufacturer of GRD for the residential and commercial HVAC/R end market, based in Santa Fe Springs, California. We invested more than $490 million for the multiple acquisitions made in fiscal 2021, 2022 and 2023.

Culture of Product Enhancement and Customer-Centric Solutions

Our highly-trained and specialized personnel work closely with our customers, industry experts and research partners to continuously improve our existing products to meet evolving customer and end market requirements. We focus on product enhancements and product line extensions that are designed to meet the specific application needs of the professional trades. Customer-centric solutions underpin our strong industrial brands and reputation for high quality products, in turn leading us to realize improved customer retention and loyalty. Further, our ability to meet the needs of high-value, niche end markets with customized solutions that leverage our existing products has enabled us to differentiate ourselves from larger competitors that may not be as willing or able to respond quickly to evolving customer demands.

Amid the COVID-19 pandemic, we worked closely with our customers to provide them with the products and services that they need to continue conducting their operations. This included ensuring that our supply chains were secure, that we maintained an adequate level of inventory to meet our customers' needs and that we remained able to operate our facilities at the levels required to meet customer demand.

Our Growth Strategy

We are focused on creating long-term stockholder value by increasing our revenue, profitability and cash flow. Identifying strategic end markets yielding sustainable growth, expanding market share through our new product development and targeted acquisitions are all components of our strategy.

We Leverage Existing Customer Relationships and Products and Solutions

We expect to drive revenue growth by leveraging our reputation for providing high quality products to our broad customer base. Our team of sales representatives, engineers and other technical personnel continues to proactively collaborate with our distributors and contractors to enhance and adapt existing products and solutions to meet evolving customer needs. In addition, we seek to leverage our existing customer base to cross-sell our products and solutions across our three business segments, thereby driving organic growth.

We Innovate New Products to Accelerate Organic Growth

The collaborative relationships and open feedback channels we have with our distributors and end-user allow us to add value not only through enhancing and adapting existing products and solutions, but also through efficiently developing new products and solutions to meet existing and future customer needs. Our team of R&D, sales and marketing personnel work together to identify product opportunities and methodically pursue development of innovative new products. Through developing new products and solutions to both address new markets and complement our product portfolio in markets we currently serve, we create increased opportunities to drive organic growth.

We Invest in Focused Acquisitions that Leverage our Distribution Channels

While we are focused on new product development, improving our existing products and penetrating new markets with these products, we expect to continue to identify and execute acquisitions that will broaden our portfolio of products and offer attractive risk-adjusted returns. We primarily focus on commercially proven products and solutions that would benefit from a broader distribution network and are attractive to customers in our targeted end markets. Once acquired, we strive to utilize our extensive distribution networks to increase revenue by selling those products and solutions to our diversified customer base.

Raw Materials and Suppliers

We rely on suppliers and commodity markets to secure components and raw materials such as base oils, copper flakes, steel, aluminum, polyvinyl chloride and tetra-hydrofuran. We acquire raw materials and components from numerous sources, and we do not depend on a single source of supply for any significant amount of raw materials and components. As we have managed through supply chain challenges caused by the

COVID-19 pandemic over the last several years, we continue to take proactive steps to limit the impact of current and anticipated supply chain challenges. We also work closely with our suppliers to ensure availability of products and implement other cost saving initiatives, and we invest in our operations and supply chain to mitigate risk with a focus on the diversification of critical components.

Intellectual Property

We own and maintain a substantial portfolio of trademarks and patents relating to the names and designs of our products. We consider our trademarks and patents to be valuable assets. In addition, our pool of proprietary information, consisting of know-how and trade secrets related to the design, manufacture and operation of our products, is considered particularly valuable. Accordingly, we take proactive measures to protect proprietary information. In aggregate, we own the rights to the

products that we manufacture and sell and are not materially encumbered by licensing or franchise agreements. Our trademarks can typically be renewed indefinitely as long as they remain in use, whereas our patents generally expire 10 to 20 years from the dates they were filed. Our patents expire from time to time, but we do not believe that the expiration of any individual patent will have a material adverse impact on our business, financial condition or results of operations.

Export Regulations

We are subject to export control regulations in countries from which we export products and services. These controls may apply by virtue of the country in which the products are located or by virtue of the origin of the content contained in the products. The level of control generally depends on the nature of the goods and services in question. Where controls apply, we typically need an export license or authorization (either on

a per-product or per-transaction basis) or the transaction must qualify for a license exception or the equivalent. In certain cases corresponding reporting requirements may apply. See Note 20 to our consolidated financial statements included in Item 8 of this Annual Report for financial and other information regarding our operations on a geographical basis.

Human Capital Management

We believe that our employees are our most valuable assets and that our skilled, engaged workforce provides us with a competitive advantage. As part of our commitment to our employees, we provide a safe work environment, ongoing training and professional development, competitive compensation and a generous health and retirement benefits package that includes an employee stock ownership plan ("ESOP"), a defined contribution plan ("401(k)"), paid time off, health and wellness care and college tuition reimbursement.

As of March 31, 2023, we employed approximately 2,400 individuals globally. Regionally, approximately 1,100 of our employees are in North America, approximately 1,300 are in Asia Pacific, and approximately 10 are in Europe, the Middle East and Africa. Our workforce is made up of approximately 400 salaried employees and 2,000 hourly employees. Of these employees, approximately 1.8% of our U.S. workforce is represented by unions. We also have an employee organization in Vietnam. We believe that relations with our employees throughout our operations are generally positive, including those employees represented by unions or employee organizations.

No unionized facility accounted for more than 10% of our consolidated revenues for the fiscal year ended March 31, 2023.

We assess employee engagement through targeted surveys, which provide feedback on a variety of subjects including safety, communications, diversity and inclusion, performance management, development opportunities, respect and recognition and management support. The survey results are reviewed by our senior leadership team and shared with our managers and employees who collaborate to act on identified areas of improvement to implement measures of success. About 79% of our employees participated in our fiscal 2023 survey, which was conducted through Great Place To Work®. Employee feedback from the survey indicated our overall employee engagement score remains high and in January 2023, we received the Great Place To Work® Certification™. While we continuously work to build on our Company's strong culture, these scores indicate that we are continuing to raise the bar to increase pride, optimism and engagement across the Company and strive to create the best employee experience.

As a result of maintaining a consistent focus on our employee-centric culture, the retention rate (excluding retirements) for our high performance talent in the fiscal year ended March 31, 2023 was 91%. Our company-wide (all employees) voluntary retention rate (excluding retirements) was 83%, representing a 4% improvement from the prior fiscal year.

Workplace Health and Safety

We are committed to creating and maintaining a safe, healthy working environment, and we have developed a health and safety program that focuses on implementing policies and training programs to ensure that all employees understand this commitment. We maintain a global Environmental, Health & Safety policy that is applicable to all our employees, operations and activities. Our health and safety strategies are consistently reviewed and updated as changes occur in our business, and employees are empowered to identify and report safety concerns and take corrective actions. Safety awareness and employee engagement programs have been implemented at the Company's facilities and have generated meaningful reductions in workplace safety incidents. In particular, we have continued to focus on the health and safety practices at our Vietnam facility since the acquisition in December 2020 through training and equipment upgrades. For the calendar year ended December 31, 2022, our total recordable incident rate ("TRIR") for employees was 1.9, which was a slight increase over the prior calendar year and included the TRIR performance of recently-acquired companies. For the first three months of calendar 2023, our TRIR was 1.0.

The COVID-19 pandemic underscored the importance of keeping our employees safe and healthy and our focus on employee health and safety was evident in how we responded to it. Our actions included adding work from home flexibility, encouraging those who are sick or have symptoms to stay home, increasing cleaning protocols across all locations, providing regular communications regarding health and safety protocols and procedures, establishing physical distancing and personal protective equipment procedures for employees, providing masks and cleaning supplies, implementing protocols to address actual and suspected COVID-19 cases and potential exposure and limiting non-essential domestic and international travel for all employees.

Training, Development and Ethics

Consistent with our belief that our employees are our most valuable assets, developing our people is a critical aspect of our culture. Successful execution of the Company's strategy depends on attracting and retaining highly qualified individuals. We provide developmental opportunities to help our employees build the skills necessary to reach their career goals, including on-the-job training, online learning, professional memberships, and leadership and management training. To help our employees see how their efforts contribute to our Company's overall success, we utilize a robust performance management process and provide regular feedback to increase engagement and maximize talent development efforts. We have also established various talent development programs for current and future leaders during the critical stages of their careers.

Our core values of accountability, citizenship, teamwork, respect, integrity, stewardship, and excellence form the foundation for our decentralized, entrepreneurial culture, and our Code of Business Conduct (our "Code") represents our shared commitment to living out these core values with the highest level of ethical conduct. All our employees across the globe, including our executive officers, are required to abide by our Code to ensure that our business is conducted in a consistently legal and ethical manner. Our Code covers many topics, including conflicts of interest, anticorruption, financial reporting, confidentiality, insider trading, antitrust and competition law, cybersecurity and information security, appropriate use of social media, and respect in the workplace. Every year, through online and in-person training, our employees receive training on all topics addressed in our Code, and they are required to certify that they will comply with our Code.

Compensation and Benefits

We strive to support both the short-term and long-term well-being of our employees. This commitment extends to the communities in which our employees live, where we are positive, active corporate citizens. A key element of employee well-being is providing compensation and benefits for our employees that are competitive and equitable based on local markets. Our compensation program includes market-aligned salary grades, an annual incentive compensation program for majority of our employees, referral and rewards incentive programs available to employees based on job function, premium pay for employees working extended hours and a long-term incentive plan ("LTIP")

for select employees. We analyze our compensation and benefits program annually, and make changes as necessary, to ensure that we remain competitive. We believe maintaining competitive pay and benefits for our employees is important to promote professional excellence and career progression.

As part of our comprehensive total rewards program, our employees are eligible to participate in Company-subsidized medical, dental, vision, life, short-term and long-term disability insurance plans. We provide employees with a paid supplemental life and accident insurance plan and we offer employees the opportunity to contribute to a Flexible Spending Account and a Health Savings Account. Our wellness plan offers a range of programs focused on improving health awareness and well-being. Helping our employees stay healthy and safe is a priority, and our monthly wellness challenges engage employees and often incorporate community-outreach efforts and special events. In calendar year 2022, Cigna recognized our wellness program with a Gold-level Healthy Workforce Designation marking the third consecutive year that we have received Cigna's highest honor.

Our retirement savings program includes a 401(k) plan and an Employee Stock Ownership Plan ("ESOP"). Our 401(k) plan has a 96% participation rate, which is significantly higher than the recognized industry benchmark of approximately 65% according to the ASPPA (American Society of Pension Professionals & Actuaries). Current and former domestic employees who have participated in our ESOP collectively own approximately 3% of the company. We believe this ESOP strongly aligns the interests of our employees with those of our stockholders.

We maintain a culture that engages and rewards performance of key leaders that is supported through LTIP, an equity compensation plan through which employees receive equity awards in the form of restricted common stock and performance shares. Approximately 90 employees received one or both of these forms of equity awards in fiscal 2023. Our equity compensation plans are designed to promote long-term performance, as well as to create long-term employee retention, continuity of leadership and an ownership culture whereby management and employees think and act as shareholders of the Company.

We believe that the compensation and benefits, and other components of our total rewards program provided to our employees, give us a competitive edge and differentiate us in a challenging labor market. We seek to recruit and retain high performing talent and provide safe, secure and dignified retirements for our employees.

Diversity and Inclusion

We are committed to promoting equal employment opportunities in all our operations, which begins with the employee recruiting process and continues through our employees' relationship with the Company. We also believe that a truly innovative workforce needs to be diverse and must leverage the skills and perspectives of a broad range of backgrounds and experiences. It is our policy, specifically noted in our Code, that we do not tolerate discrimination for any reason, including without limitation race, color, religion, marital status, gender, gender identity, veteran status, sexual orientation, disability or perceived disability, whether or not such discrimination violates

law. It is also our policy to fully comply with all laws prohibiting discrimination and promoting opportunity and advancement in employment. This policy extends to all aspects of employment including recruitment, hiring, compensation, benefits, promotion, transfer, layoff, recall, reduction in force, termination, retirement, placement, training and all other privileges, terms and conditions of employment. It is our goal to create a positive and dynamic workplace where all employees can flourish. Our Board of Directors, senior leadership and human resources team are fully aligned in their commitment to promoting the above policies to ensure we remain an employer of choice.

Government Regulations

Our operations are subject to certain foreign, federal, state and local regulatory requirements relating to environmental, waste management, labor and health and safety matters. Management believes that our business is operated in material compliance with all such regulations. To date, the cost of such compliance has not had a material impact on our capital expenditures, earnings or competitive position or that of our operating

subsidiaries. While we have implemented policies, practices and procedures to prevent and mitigate risks, violations may occur in the future as a result of human error, equipment failure or other causes. Further, we cannot predict the nature, scope or effect of future environmental legislation or regulatory requirements that could be imposed, or how existing or future laws or regulations will be administered or interpreted.

Available Information

We file annual, quarterly and current reports, proxy statements and other information with the U.S. Securities and Exchange Commission ("SEC"). Our SEC filings are available to the public at the SEC's website (www.sec.gov). We also make these filings available free of charge on our website (www.cswindustrials.com) as soon as reasonably practicable after we electronically file those documents with the SEC.

Also available on our website are our Corporate Governance Guidelines and Code of Business Conduct, as well as the

charters for the Audit, Compensation & Talent Development, and Nominating & Corporate Governance Committees of our Board of Directors and other important governance documents. All of the foregoing may be obtained through our website noted above and are available in print without charge to stockholders who request them. The information on or accessible through our website is not incorporated by reference into, or otherwise made part of, this Annual Report or any other document we file with or furnish to the SEC.

Item 1A: Risk Factors

Consider carefully the following risk factors, which we believe are the principal risks that we face and of which we are currently aware, and the other information in this Annual Report, including our consolidated financial statements and related notes to those financial statements. It is possible that additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also impair our business operations.

Market, Economic and Geopolitical Risks

Adverse changes in global economic conditions, particularly in the U.S. and including changes resulting from the effects of the COVID-19 pandemic, could materially adversely affect our financial position, results of operations and cash flows.

Our served industries and key end markets are affected by changes in economic conditions outside our control, which can affect our business in many ways. Any adverse occurrence, including among others, industry slowdown, recession, public health crises (including the COVID-19 pandemic), political instability, costly or constraining government policies, laws and regulations, armed hostilities (including any impacts from Russia's invasion of the Ukraine and economic or trade sanctions enacted to condemn or counteract Russian aggression), terrorism, excessive inflation (including the current high inflationary environment), interest rates, tax rates, unemployment rates, high labor costs, labor disturbances, prolonged disruptions in one or more of our customers' production schedules, supply chain disruptions (including those caused by industry capacity constraints, labor shortages, raw material availability and transportation and logistics delays and constraints), business disruptions due to cybersecurity incidents and other economic factors have in the past and could in the future materially adversely affect our business, financial condition, and operating results and that of our customers and third-party suppliers. In particular, the COVID-19 pandemic and subsequent supply chain disruptions and uncertainties have had a significant negative impact on the global economy since 2020, including negatively impacting the global supply chain and increasing the cost of materials and operations.

Additionally, adverse changes in economic conditions in the United States and worldwide may reduce the demand for some of our products, adversely impact our ability to predict and meet any future changes in the demand for our products and impair the ability of those with whom we do business to satisfy their obligations to us. Reduced demand may cause us and our competitors to compete on the basis of price, which would have a negative impact on our revenues and profitability. In turn, this could cause us to not be able to satisfy the financial and other covenants to which we are subject under our existing indebtedness

Reduced demand may also hinder our growth plans and otherwise delay or impede execution of our long-term strategic plan and capital allocation strategy. If there is deterioration in the general economy or in the industries we serve, our business, results of operations and financial condition could be materially adversely affected.

The industries in which we operate are highly competitive, and many of our products are in highly competitive markets. We may lose market share to producers of other products that directly compete with or that can be substituted for our products.

The industries in which we operate are highly competitive, and we face significant competition from both large domestic and international competitors and from smaller regional competitors. Our competitors may improve their competitive position in our served markets by successfully introducing new or substitute products, improving their manufacturing processes or expanding their capacity or manufacturing facilities. Further, some of our competitors benefit from advantageous cost positions that could make it increasingly difficult for us to compete in markets for less-differentiated applications. If we are unable to keep pace with our competitors' products and manufacturing process innovations or cost position, our financial condition and results of operations could be materially adversely affected.

Certain end markets that we serve are cyclical, which can cause significant fluctuations in our results of operations and cash flows.

The cyclical nature of the supply and demand balance of certain end markets that we serve, including HVAC/R, general industrial, construction, energy, rail transportation and mining, poses risks to us that are beyond our control and can affect our operating results. These markets are highly competitive; are driven to a large extent by end-use markets; are affected by distributor stocking behaviors; and may experience overcapacity, all of which may affect demand for and pricing of our products and result in volatile operating results and cash flows over our business cycle. Our operations and earnings may also be significantly affected by changes in oil, gas and petrochemical prices and drilling activities, which depend on local, regional and global events or conditions that affect supply and demand for the relevant commodity. Product demand may not be sufficient to utilize current or future capacity. Excess industry capacity may continue to depress our volumes and margins on some products. Our operating results, accordingly, may be volatile as a result of excess industry capacity, as well as from rising energy and raw materials costs.

Growth of our business will depend in part on market awareness of our industrial brands, and any failure to develop, maintain, protect or enhance our industrial brands would hurt our ability to retain or attract customers.

We believe that building and maintaining market awareness, brand recognition and goodwill is critical to our success. This will depend largely on our ability to continue to provide high-quality products, and we may not be able to do so effectively. Our efforts in developing our industrial brands may be affected by the marketing efforts of our competitors and our reliance on our independent dealers, distributors and strategic partners to promote our industrial brands effectively. If we are unable to cost-effectively maintain and increase positive awareness of our industrial brands, our businesses, results of operations and financial condition could be harmed.

Climate change could have an adverse effect on our business.

While we seek to mitigate our business risks associated with climate change, we recognize that there are inherent climate-related risks wherever business is conducted, and climate change could create physical and financial risk to our business. Physical risks from climate change could, among other things, include an increase in extreme weather events (such as floods, droughts, tornados or hurricanes), limitations on availability of water and reliable energy, and the health and well-being of individuals in communities where we conduct business. Such events have the potential to disrupt our business, our third-party suppliers or the businesses of our customers, which in turn could have an adverse effect on our financial condition and results of operations.

Climate change regulations may impact our ability to operate at a profit and harm our operating margins.

Increased global focus on climate change may result in the imposition of new or additional regulations or requirements applicable to, and increased financial and transition risks for, our business and the industries in which we operate. A number of government authorities and agencies have introduced, or are contemplating, regulatory changes to address climate change, including the regulation and disclosure of greenhouse gas emissions. The outcome of new legislation or regulation in the U.S. and other jurisdictions in which we operate may result in fees or restrictions on certain activities or materials and new or additional requirements, including to fund energy efficiency activities or renewable energy use and to disclose information regarding our greenhouse gas emissions performance, renewable energy usage and efficiency, waste generation and recycling rates, climate-related risks, opportunities and oversight and related strategies and initiatives across our global operations. The cost of compliance with stringent climate change regulations could adversely affect our ability to compete with companies in locations that are not subject to stringent climate change regulations. Existing and future climate change-driven environmental and social regulations may negatively impact our business, our customers, or our suppliers, in terms of availability and cost of natural resources and raw materials, product demand, or manufacturing. Despite our efforts to timely comply with climate change initiatives, implement measures to improve our operations and execute on our related strategies and initiatives, any actual or perceived failure to comply with new or additional requirements or meet stakeholder expectations with respect to the impacts of our operations on the environment and related strategies and initiatives may result in adverse publicity, increased litigation risk and adversely affect our business and reputation, which could adversely impact our business, financial condition, results of operation and cash flow.

Business, Operations and Human Capital Risks

Our attempts to address evolving customer needs require that we continually enhance our products. Our efforts to enhance our products may not be commercially viable and failure to develop commercially successful products or keep pace with our competitors could harm our business and results of operations.

A failure to develop commercially successful products or product enhancements or to identify product extensions could materially adversely affect our financial results. If our attempts to develop or enhance products are unsuccessful, we may be unable to recover our development costs, which could have an adverse effect on our business and results of operations. In addition, our inability to enhance or develop products that can meet the evolving needs of our customers, including a failure to do so that results in our products lagging those of new or existing competitors, could reduce demand for our products and may have a material adverse effect on our business and results of operations.

Our international sales and manufacturing operations, including our use of third-party manufacturers for certain products that we sell, involve inherent risks that could result in harm to our business.

We have worldwide sales and manufacturing operations, including in North America, Europe, the Middle East, Australia and Asia, including Vietnam. We also use third parties to manufacture certain of our products, most of which are located in jurisdictions outside the United States, including China. Foreign sales and manufacturing are subject to a number of risks, including political and economic uncertainty, social unrest, sudden changes in laws and regulations (including those enacted in response to pandemics and those that may be related to climate change or otherwise), ability to enforce existing or future contracts, labor shortages and work stoppages, natural disasters, currency exchange rate fluctuations, transportation delays or loss or damage to products in transit, expropriation, nationalization, business disruptions

due to cybersecurity incidents, compliance with foreign laws and changes in domestic and foreign governmental policies, including the imposition of new or increased tariffs and duties on exported and imported products.

To the extent that we rely on independent third parties to perform sales and manufacturing functions, we do not directly control their activity, including product delivery schedules and quality assurance, which may result in product shortages or quality assurance problems that could delay shipments of products, increase manufacturing, assembly, testing or other costs, or diminish our brand recognition or relationships with our customers. If a third party sales representative or manufacturer experiences capacity constraints or financial difficulties, suffers damage to its facilities, experiences power outages, natural disasters, labor shortages or labor strikes, or any other disruption, we may not be able to obtain alternative resources in a timely manner or on commercially acceptable terms. Any of these factors could negatively affect our business, results of operations and financial condition.

Loss of key suppliers, the inability to secure raw materials on a timely basis, the potential impacts of global inflation, or our inability to pass commodity price increases on to customers could have an adverse effect on our business.

Materials used in our manufacturing operations are generally available on the open market from multiple sources. However, some of the raw materials we use are only available from a limited number of sources. Accordingly, any disruptions to a critical suppliers' operations or the availability of key product inputs could have a material adverse effect on our business and results of operations. Macroeconomic conditions and the COVID-19 pandemic have caused supply chains for many companies to be interrupted, slowed or temporarily rendered inoperable. In addition, supply chain shortages have negatively impacted, and could continue to negatively impact, our manufacturing costs and logistics costs and, in turn, our gross margins. We may also be required to pay higher prices for raw materials due to inflationary trends regardless of supply.

In addition, inflation can also result in higher interest rates. In response to increasing inflation, the U.S. Federal Reserve began to raise interest rates in March 2022 has done so multiple times since then, and has kept open the possibility of further increases. We expect inflationary pressures to impact customer behavior during calendar year 2023. With inflation, the cost of capital has increased, and the purchasing power of our and our end-users' cash resources has declined. Current or future efforts by the government to manage inflationary pressures or stimulate the economy may result in unintended economic consequences, which could have a direct and indirect adverse impact on our business and results of operations.

While we believe many challenges are temporary and can be managed in the near-term, our business and results of operations could be materially adversely affected by prolonged or increasing supply chain disruptions. Availability and cost of raw materials could be affected by a number of factors, including the cost of reliable energy; commodity prices; inflation; tariffs and duties on imported materials; foreign currency exchange rates; and phases of the general business cycle and global demand. We may be unable to pass along price increases to our customers, which could have a material adverse effect on our business and results of operations.

We rely on independent distributors as a channel to market for many of our products. Termination of a substantial number of our distributor relationships or an increase in a distributor's sales of our competitors' products could have a material adverse effect on our business, financial condition, results of operations or cash flows.

We depend on the services of domestic and international independent distributors to sell our products and, in many cases, provide service and aftermarket support to end-users of our products. Rather than serving as passive conduits for delivery of products, our distributors play a significant role in determining which of our products are available for purchase either by end-users or by contractors to service end-users. While the use of distributors expands the reach and customer base for our products, the maintenance and administration of distributor relationships is costly and time-consuming. The loss of a substantial number of our distributors, for any reason could have a material adverse effect on our business, financial condition, results of operations or cash flows. In certain international jurisdictions, distributors are conferred certain legal rights that could limit our ability to modify or terminate distribution relationships.

Many of the distributors with whom we transact business also offer competitors' products and services to our customers. An increase in the distributors' sales of our competitors' products to our customers, or a decrease in the number of our products the distributor makes available for purchase, could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Our insurance policies may not cover, or fully cover, us against natural disasters, global conflicts or environmental risk.

We currently have insurance policies for certain business risks, which include property damage, business interruption, operational and product liability, transit, directors' and officers' liability, cybersecurity, industrial accidents and other risks customary in the industries in which we operate. However, we may become subject to liability (including in relation to pollution, occupational illnesses, injury resulting from tampering, product contamination or degeneration or other hazards) against which we have not insured or cannot fully insure.

For example, hurricanes may affect our facilities or the failure of our information systems as a result of breakdown, malicious attacks, unauthorized access, viruses or other factors could severely impair several aspects of operations, including, but not limited to, logistics, revenues, customer service and administration. In addition, in the event that a product liability or third-party liability claim is brought against us, we may be required to recall our products in certain jurisdictions if they fail to meet relevant quality or safety standards, and we cannot guarantee that we will be successful in making an insurance claim under our policies or that the claimed proceeds will be sufficient to compensate the actual damages suffered.

Should we suffer a major uninsured loss, a product liability judgment against us or a product recall, future earnings could be materially adversely affected. We could be required to increase our debt or divert resources from other investments in our business to discharge product related claims. In addition, adverse publicity in relation to our products could have a significant effect on future revenues, and insurance may not continue to be available at economically acceptable premiums. As a result, our insurance coverage may not cover the full scope and extent of claims against us or losses that we incur.

Cybersecurity breaches and other disruptions to our information technology systems could compromise our information, disrupt our operations, and expose us to liability, which may adversely impact our operations.

In the ordinary course of our business, we store sensitive data, including our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our employees in our information technology systems, including in our data centers and on our networks. The secure processing, maintenance and transmission of this data is critical to our operations. Some of these systems are maintained or operated by third-party contractors, including cloud-based systems. Despite our efforts to secure our information systems from cyber-security attacks or breaches, our information technology systems may be vulnerable to attacks by hackers or breached or disrupted due to employee error, malfeasance or other disruptions. If these technologies, systems, products or services are damaged, cease to function properly, are compromised due to employee or third-party contractor error, user error, malfeasance, system errors, or other vulnerabilities, or are subject to cybersecurity attacks, such as those involving denial of service attacks, unauthorized access, malicious software, or other intrusions, including by criminals, nation states or insiders, our business may be adversely impacted. The impacts of any such circumstances could include production downtimes, operational delays, and other impacts on our operations and ability to provide products and services to our customers; compromise of confidential, proprietary or otherwise protected information, including personal information and customer confidential data; destruction, corruption, or theft of data or intellectual property; manipulation, disruption, or improper use of these technologies, systems, products or services; financial losses from fraudulent transactions, remedial actions, loss of business or potential liability; adverse media coverage; and legal claims or legal proceedings, including regulatory investigations, actions and fines; and damage to our reputation. There has been a rise in the number of cyberattacks targeting confidential business information generally and in the manufacturing industry specifically. Moreover, there has been a rise in the number of cyberattacks that depend on human error or manipulation, including phishing attacks or schemes that use social engineering to gain access to systems or perpetuate wire transfer or other frauds.

These trends increase the likelihood of such events occurring as well as the costs associated with protecting against such attacks. Although such attempts have been made to attack our information technology systems, no material harm has resulted. Any such attack, breach or disruption could compromise our information technology systems and the information stored in them could be accessed, publicly disclosed, lost or stolen and our business operations could be disrupted. Additionally, any significant disruption or slowdown of our systems could cause customers to cancel orders or cause standard business processes to become inefficient or ineffective, which could adversely affect our financial position, results of operations or cash flows. Any such access, disclosure or other loss of information or business disruption could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and damage to our reputation, which could adversely impact our operations.

The domestic and international regulatory environment related to information security, collection and privacy is increasingly rigorous and complex, with new and rapidly changing requirements applicable to our business, which often require changes to our business practices. Compliance with these new requirements, including the European Union's General Data Protection Regulation, the California Privacy Rights Act, and other international and domestic regulations, are costly and will result in additional costs in our efforts to continue to comply.

Our relationships with our employees could deteriorate, which could adversely affect our operations.

As a manufacturing company, we rely on a positive relationship with our employees to produce our products and maintain our production processes and productivity. As of March 31, 2023, we had approximately 2,400 full-time employees, of which 15 were subject to collective bargaining agreements in the United States, and approximately 1,300 of which are located in Vietnam. If our workers were to engage in a strike, work stoppage or other slowdown, our operations could be disrupted, or we could experience higher labor costs. In addition, if significant portions of our employees were to become unionized, we could experience significant operating disruptions and higher ongoing labor costs, which could adversely affect our business, financial condition and results of operations.

Loss of key personnel or our inability to attract and retain new qualified personnel could hurt our business and inhibit our ability to operate and grow successfully.

Our success in the highly competitive end markets in which we operate will continue to depend to a significant extent on the experience and expertise of our senior leaders. The loss of any of our key leaders or failure to fill new positions created by expansion, turnover or retirement could adversely affect our ability to implement our business strategy. The competition for talent has become increasingly intense, and we may experience increased employee turnover due to a tightening labor market, resulting in skilled labor shortages. The challenge to attract and retain qualified talent in the current competitive labor market could lead to increased wage inflation or impede our ability to execute certain key strategic initiatives as we respond to labor shortages. Failure to successfully attract and retain an appropriately qualified workforce could materially adversely affect our business, financial condition, and results of operations.

Strategic Transactions and Investments Risks

Our acquisition and integration of businesses could negatively impact our financial results.

Inorganic growth is an important part of our strategic growth plan, and we also seek to acquire businesses, some of which may be material, in pursuit of our plans. Acquiring businesses involves a number of financial, accounting, managerial, operational, legal, compliance and other risks and challenges, including the following, any of which could adversely affect our financial statements:

- we may experience difficulty in identifying appropriate acquisition candidates;
- any acquired business, technology, service or product could under-perform relative to our expectations and the price that we paid for it, not achieve cost savings or other synergies in accordance with our anticipated timetable or require us to take an impairment related to the acquired business;
- we may decide to divest businesses, technologies, services or products for financial, strategic or other reasons, which may require significant financial and managerial resources and may result in unfavorable accounting treatment;
- we may incur or assume significant debt in connection with our acquisitions, which would increase our leverage and interest expense, thereby reducing funds available to us for purposes such as working capital, capital expenditures, research and development and other general corporate purposes;
- pre-closing and post-closing earnings and charges could adversely impact operating results in any given period, and the impact may be substantially different from period to period;
- the process of integrating acquired operations may create operating difficulties and may require significant financial and managerial resources that would otherwise be available for existing operations;
- we could experience difficulty in integrating financial and other controls and systems;
- we may lose key employees or customers of the acquired company;
- we may assume liabilities that are unknown or for which our indemnification rights are insufficient, or known or contingent liabilities may be greater than anticipated; and
- conforming the acquired company's standards, process, procedures and controls, including accounting systems and controls, with our operations could cause deficiencies related to our internal control over financial reporting or exposure to regulatory sanctions resulting from the acquired company's activities.

We may be unable to successfully execute and realize the expected financial benefits from strategic initiatives.

From time to time, our business has engaged in strategic initiatives, and such activities may occur in the future. These efforts have included consolidating manufacturing facilities, rationalizing our manufacturing processes, and establishing a joint venture within our Specialized Reliability Solutions segment.

While we expect meaningful financial benefits from our strategic initiatives, we may not realize the full benefits expected within the anticipated time frame. Adverse effects from strategy-driven organizational change could interfere with our realization of anticipated synergies, customer service improvements and cost savings from these strategic initiatives. Additionally, our ability to fully realize the benefits and implement strategic initiatives may be limited by certain contractual commitments. Moreover, we may incur substantial expenses in connection with the execution of strategic plans in excess of what is forecasted. Further, strategic initiatives can be a complex and time-consuming process that can place substantial demands on management, which could divert attention from other business priorities or disrupt our daily operations. Any of these failures could materially adversely affect our business, financial condition, results of operations and cash flows, which could constrain our liquidity.

Changes in future business or other market conditions could cause business investments and/or recorded goodwill or other long-term assets to become impaired, resulting in substantial losses and write-downs that would materially adversely affect our results of operations and financial condition.

From time to time, we acquire businesses, following careful analysis and due diligence procedures designed to achieve a desired return or strategic objective. These procedures often involve certain assumptions and judgments in determining acquisition price. After acquisition, such assumptions and judgments may prove to be inaccurate due to a variety of circumstances, which could adversely affect the anticipated returns or which are otherwise not recoverable as an adjustment to the purchase price. Additionally, actual operating results for an acquisition may vary significantly from initial estimates. As of March 31, 2023, we had goodwill of $242.7 million recorded in our consolidated balance sheet. We evaluate the recoverability of recorded goodwill annually, as well as when we changed reporting units and when events or circumstances indicate the possibility of impairment. Because of the significance of our goodwill and other intangible assets, a future impairment of these assets could have a material adverse effect on our results of operations and financial condition. For additional information on our accounting policies related to goodwill, see our discussion under Note 1 to our consolidated financial statements in Item 8 of this Annual Report.

Financial Risks

Our outstanding indebtedness and the restrictive covenants in the agreements governing our indebtedness limit our operating and financial flexibility.

We are required to make scheduled repayments and, under certain events of default, accelerated repayments on our outstanding indebtedness, which may require us to dedicate a substantial portion of our cash flows from operations to payments on our indebtedness. Such repayment requirements could reduce the availability of our cash flows to fund working capital acquisitions, capital expenditures, R&D efforts and other general corporate purposes, and could generally limit our flexibility in planning for, or reacting to, changes in our business and industry.

In addition, the agreements governing our indebtedness impose certain operating and financial restrictions on us and somewhat limit management's discretion in operating our businesses. These agreements limit or restrict our ability, among other things, to: incur additional debt; pay dividends and make other distributions; make investments and other restricted payments; create liens; sell assets; and enter into transactions with affiliates.

We are also required to comply with leverage and interest coverage financial covenants and deliver to our lenders audited annual and unaudited quarterly financial statements. Our ability to comply with these covenants may be affected by events beyond our control. Failure to comply with these covenants could result in an event of default that, if not cured or waived, may have a material adverse effect on our business, financial condition, results of operations and cash flows. In the event we incur additional indebtedness, or if interest rates on our indebtedness increase, the risks described above could increase.

The phase-out of LIBOR and transition to SOFR as a benchmark interest rate will have uncertain and possibly adverse effects.

London Inter-bank Offered Rate ("LIBOR") has been the subject of national, international, and other regulatory guidance and proposals for reform. On March 5, 2021, the United Kingdom's Financial Conduct Authority published the dates that the use of LIBOR as an index for commercial loans will be phased out. Foreign currency indices, including the British pound, the Euro, and Swiss franc, along with the U.S. dollar 1-week and 2-month settings ceased after December 31, 2021, while the remaining U.S. dollar settings will cease after June 30, 2023. In December 2022, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2022-06, "Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848," which extended the sunset date from December 31, 2022 to December 31, 2024.

On December 15, 2022, we entered into an amendment to our Second Amended and Restated Credit Agreement, dated as of May 18, 2021, and as part of that amendment we transitioned from the use of LIBOR to the Secured Overnight Funding Rate ("SOFR") in such agreement. We have no other material financing agreements that use LIBOR as an interest index. There is no guarantee that the transition from LIBOR to SOFR will not result in financial market disruptions, significant increases in benchmark rates, or borrowing costs to borrowers, any of which could affect our interest expense and earnings and may have an adverse effect on our business, results of operations, financial condition, and stock price. Whether or not SOFR attains market acceptance as a LIBOR replacement tool remains in question. As such, the future of SOFR at this time remains uncertain.

Fluctuations in currency exchange rates may significantly impact our results of operations and may significantly affect the comparability of our results between financial periods.

Our operations are conducted in many countries. The results of the operations and the financial position of these subsidiaries are reported in the relevant foreign currencies and then translated into U.S. dollars at the applicable exchange rates for inclusion in our consolidated financial statements. The main currencies to which we are exposed, besides the U.S. dollar, are primarily the Australian dollar, the British pound, the Canadian dollar and the Vietnamese dong. The exchange rates between these currencies and the U.S. dollar in recent years have fluctuated significantly and may continue to do so in the future for a variety of reasons, including general economic conditions and event-driven circumstances. A depreciation of these currencies against the U.S. dollar will decrease the U.S. dollar equivalent of the amounts derived from these operations reported in our consolidated financial statements, and an appreciation of these currencies will result in a corresponding increase in such amounts.

Because many of our raw material costs are determined with respect to the U.S. dollar rather than these currencies, depreciation of these currencies may have an adverse effect on our profit margins or our reported results of operations. Conversely, to the extent that we are required to pay for goods or services in foreign currencies, the appreciation of such currencies against the U.S. dollar will tend to negatively impact our results of operations. In addition, currency fluctuations may affect the comparability of our results of operations between financial periods.

We incur currency transaction risk whenever we enter into either a purchase or sale transaction using a currency other than the local currency of the transacting entity. Given the volatility of exchange rates, there can be no assurance that we will be able to effectively manage our currency transaction risks, that our hedging activities will be effective or that any volatility in currency exchange rates will not have a material adverse effect on our financial condition or results of operations.

Changes in effective tax rates or adverse outcomes resulting from examination of our income tax returns could adversely affect our results.

We are subject to tax laws and regulations in the United States and multiple foreign jurisdictions. Our future effective tax rates could be adversely affected by changes in tax laws, regulations, accounting principles or interpretations thereof, as well as changes in related interpretations and other tax guidance. For example, the Organization for Economic Co-operation and Development, an international association of 38 countries including the United States, has proposed changes to numerous long-standing tax principles. These proposals, if finalized and adopted by the associated countries, will likely increase tax uncertainty and may adversely affect our provision for income taxes. The effect of such tax law changes or regulations and interpretations, as well as any additional tax reform legislation in the U.S., U.K, Canada, Australia, Vietnam or elsewhere, could have a material adverse effect on our business, financial condition and results of operations. In addition, we are also subject to periodic examination of our income tax returns by the Internal Revenue Service and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. As of March 31, 2023, we had a reserve of $16.5 million relating to uncertain tax positions, and taxing authorities may disagree with the positions we have

taken regarding the tax treatment or characterization of our transactions. Although we believe that our tax filing positions are appropriate, the final determination of tax audits or tax disputes may be different from what is reflected in our historical income tax provisions and accruals. If future audits find that additional taxes are due, we may be subject to incremental tax liabilities, possibly including interest and penalties, which could have a material adverse effect on our business, financial condition and results of operations.

We may acquire various structured financial instruments for purposes of hedging or reducing our risks, which may be costly and ineffective.

We may seek to hedge against commodity price fluctuations and credit risk by using structured financial instruments such as futures, options, swaps and forward contracts. Use of structured financial instruments for hedging purposes may present significant risks, including the risk of loss of the amounts invested. Defaults by the other party to a hedging transaction can result in losses in the hedging transaction. Hedging activities also involve the risk of an imperfect correlation between the hedging instrument and the asset being hedged, which could result in losses both on the hedging transaction and on the instrument being hedged. Use of hedging activities may not prevent significant losses and could increase our losses.

We may inadvertently fail to maintain effective disclosure controls and procedures and internal controls over financial reporting.

Effective internal controls are necessary for us to provide reliable financial reports, effectively prevent fraud and operate successfully as a public company. If we cannot provide reliable financial reports or effectively prevent fraud, our reputation and operating results could be harmed. If we are unable to maintain effective disclosure controls and procedures and internal controls over financial reporting, we may not be able to provide reliable financial reports, which in turn could affect our operating results or cause us to fail to meet our reporting obligations. Ineffective internal controls could also cause investors to lose confidence in reported financial information, which could negatively affect our stock price, limit our ability to access capital markets in the future, and require additional costs to improve internal control systems and procedures.

Legal and Regulatory Risks

Regulatory and statutory changes applicable to us or our customers could adversely affect our financial condition and results of operations.

We and many of our customers are subject to various national, state and local laws, rules and regulations. Changes in any of these areas could result in additional compliance costs, seizures, confiscations, recalls or monetary fines, any of which could prevent or inhibit the development, distribution and sale of our products.

In addition, we benefit from certain regulations, including building code regulations, which require the use of products that we and other manufacturers sell. For example, certain environmental regulations may encourage the use of more environmentally friendly products, such as some of the lubricants and greases that we manufacture. If these regulations were to change, demand for our products could be reduced and our results of operations could be adversely affected.

Compliance with extensive environmental, health and safety laws could require material expenditures, changes in our operations or site remediation.

Our operations and properties are subject to regulation under environmental laws, which can impose substantial sanctions for violations. We must conform our operations to applicable regulatory requirements and adapt to changes in such requirements in all jurisdictions in which we operate. Certain materials we use in the manufacture of our products can represent potentially significant health and safety concerns. We use hazardous substances and generate hazardous wastes in certain of our manufacturing operations. Consequently, our operations are subject to extensive environmental, health and safety laws and regulations at the international, national, state and local level in multiple jurisdictions. These laws and regulations govern, among other things, air emissions, wastewater discharges, solid and hazardous waste management, site remediation programs and chemical use and management. Many of these laws and regulations have become more stringent over time, and the costs of compliance with these requirements may increase, including costs associated with any necessary capital investments. In addition, our production facilities require operating permits that are subject to renewal and, in some circumstances, revocation. The necessary permits may not be issued or continue in effect, and renewals of any issued permits may contain significant new requirements or restrictions.

Compliance with environmental laws and regulations generally increases the costs of transportation and storage of raw materials and finished products, as well as the costs of storage and disposal of wastes. We may incur substantial costs, including fines, damages, criminal or civil sanctions and remediation costs, or experience interruptions in our operations for violations arising under environmental laws, regulations or permit requirements.

We are subject to the U.S. Foreign Corrupt Practices Act and other anti-corruption laws, as well as other laws governing our operations. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures, and legal expenses, which could adversely affect our business, financial condition and results of operations.

Our operations are subject to anti-corruption laws, including the U.S. Foreign Corrupt Practices Act ("FCPA"), and other anti-corruption laws that apply in countries where we do business. The FCPA and these other laws generally prohibit us and our employees and intermediaries from bribing, being bribed or making other prohibited payments to government officials or other persons to obtain or retain business or gain some other business advantage. We conduct business in a number of jurisdictions that pose a high risk of potential FCPA violations, and we participate in relationships with third parties whose actions could potentially subject us to liability under the FCPA or other anti-corruption laws. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted.

We are also subject to other laws and regulations governing our international operations, including regulations administered by the U.S. Department of Commerce's Bureau of Industry and Security, the U.S. Department of Treasury's Office of Foreign Asset Control and various non-U.S. government entities, including applicable export control regulations, economic sanctions on countries and persons, customs requirements, currency exchange regulations and transfer pricing regulations (collectively, "Trade Control Laws").

We have and maintain a compliance program with policies, procedures and employee training to help ensure compliance with applicable anti-corruption laws and the Trade Control Laws. However, despite our compliance programs, there is no assurance that we will be completely effective in ensuring our compliance with all applicable anti-corruption laws, including the FCPA or other legal requirements, or Trade Control Laws. If we are not in compliance with the FCPA and other anti-corruption laws or Trade Control Laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse impact on our business, financial condition, results of operations and liquidity.

Likewise, any investigation of any potential violations of the FCPA, other anti-corruption laws or Trade Control Laws by the U.S. or foreign authorities could also have an adverse impact on our reputation, business, financial condition and results of operations.

Our permits, licenses, registrations or authorizations and those of our customers or distributors may be modified, suspended, terminated or revoked before their expiration or we and/or they may be unable to renew them upon their expiration. We may bear liability for failure to obtain, maintain or comply with required authorizations.

We are required to obtain and maintain, and may be required to obtain and maintain in the future, various permits, licenses, registrations and authorizations for the ownership or operation of our business, including the manufacturing, distribution, sale and marketing of our products and importing of raw materials. These permits, licenses, registrations and authorizations could be modified, suspended, terminated or revoked or we may be unable to renew them upon their expiration for various reasons, including for non-compliance. These permits, licenses, registrations and authorizations can be difficult, costly and time consuming to obtain and could contain conditions that limit our operations. Our failure to obtain, maintain and comply with necessary permits, licenses, registrations or authorizations for the conduct of our business could result in fines or penalties, which may be significant. Additionally, any such failure could restrict or otherwise prohibit certain aspects of our operations, which could have a material adverse effect on our business, financial condition and results of operations.

Many of our customers and distributors require similar permits, licenses, registrations and authorizations to operate. If a significant customer, distributor or group thereof were to lose an important permit, license, registration or authorization, forcing them to cease or reduce their business, our revenues could decrease, which would have a material adverse effect on our business, financial condition and results of operations.

Industrial manufacturing is inherently hazardous, which could result in accidents that disrupt our operations or expose us to significant losses or liabilities.

Hazards associated with our manufacturing processes and the related storage and transportation of raw materials, products and wastes exist in our operations and the operations of other occupants with whom we share manufacturing sites. These hazards could lead to an interruption or suspension of operations and have an adverse effect on the productivity and profitability of a particular manufacturing facility or on us as a whole. These potential risks include, but are not necessarily limited to, spills and other discharges or releases of toxic or hazardous substances or gases, pipeline and storage tank leaks and ruptures, explosions and fires and mechanical failure. These hazards may result in personal injury and loss of life, damage to property and contamination of the environment, which may result in a suspension of operations and the imposition of civil or criminal penalties, including governmental fines, expenses for remediation and claims brought by governmental entities or third parties. The loss or shutdown of operations over an extended period at any of our major operating facilities could have a material adverse effect on our financial condition and results of operations. Our property, business interruption and casualty insurance may not fully insure us against all potential hazards incidental to our business.

Regulation of our employees' exposure to certain chemicals or other hazardous products could require material expenditures or changes in our operations.

Certain chemicals and other raw materials that we use in the manufacture of our products may have adverse health effects. The Occupational Safety and Health Administration limits the permissible employee exposure to some of those materials. Future studies on the health effects of certain chemicals and materials may result in additional or new regulations that further restrict or prohibit the use of, and exposure to, certain chemicals and materials. Additional regulation of certain chemicals and materials could require us to change our operations, and these changes could affect the quality of our products and materially increase our costs.

We may be unable to protect our trademarks, trade secrets, other intellectual property and proprietary information, which could harm our competitive position.

Our ability to protect and preserve our trademarks, trade secrets and other intellectual property and proprietary information relating to our business is an important factor to our success. However, we may be unable to prevent third parties from using our intellectual property and other proprietary information without our authorization or from independently developing intellectual property and other proprietary information that is similar to ours, particularly in those countries where the laws do not protect our proprietary rights to the same degree as in the U.S. In addition, because certain of our products are manufactured by third parties, we have necessarily shared some of our intellectual property with those third parties. There can be no guarantee that those third parties, some of whom are located in jurisdictions where intellectual property risks may be more pronounced, will comply with contractual and other legal commitments to preserve and protect our intellectual property.

The use of our intellectual property and other proprietary information by others could reduce or eliminate any competitive advantage we have developed, potentially causing us to lose sales or otherwise harm our business. If it becomes necessary for us to litigate to protect these rights, any proceedings could be burdensome and costly, and we may not prevail.

Our intellectual property may not provide us with any competitive advantage and may be challenged by third parties. Moreover, our competitors may already hold or in the future may hold intellectual property rights in the U.S. or abroad that, if enforced or issued, could possibly prevail over our rights or otherwise limit our ability to manufacture or sell one or more of our products in the U.S. or internationally. Despite our efforts, we may be sued for infringing on the intellectual property rights of others. This litigation is costly and, even if we prevail, the costs of such litigation could adversely affect our financial condition.

Adequate remedies may not be available in the event of unauthorized use or disclosure of our trade secrets and manufacturing expertise. The loss of employees who have specialized knowledge and expertise could harm our competitive position and cause our revenues and operating results to decline as a result of increased competition. In addition, others may obtain knowledge of our trade secrets through independent development or other access by legal means.

Adverse developments affecting the financial services industry, including events or concerns involving liquidity, defaults or non-performance by financial institutions or transactional counterparties, could adversely affect our business, financial condition or results of operations.

Events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. Although we assess our banking and customer relationships as we believe necessary or appropriate, our access to funding sources and other credit arrangements in amounts adequate to finance or capitalize our current and projected future business operations could be significantly impaired by factors that affect us, the financial services industry, or the economy in general. These factors could include, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets, or concerns or negative expectations about the prospects for companies in the financial services industry.

In addition, investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and more restrictive financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Any decline in available funding or access to our cash and liquidity resources could, among other risks, adversely impact our ability to meet our operating expenses, financial obligations, or fulfill our other obligations. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors not described above, could have material adverse impacts on our liquidity and our business, financial condition, or results of operations.

Forward-Looking Statements

This Annual Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements reflect the current views of our senior management with respect to future events and our financial performance. These statements include forward-looking statements with respect to our business and industry in general. Statements that include the words "may," "expects," "plans," "anticipates," "estimates," "believes," "potential," "projects," "forecasts," "intends," or the negative thereof or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements for purposes of the federal securities laws or otherwise.

Forward-looking statements include, but are not limited to, statements that relate to, or statements that are subject to risks, contingencies or uncertainties that relate to:

- our business strategy;

- changes in local political, economic, social and labor conditions;

- potential disruptions from wars and military conflicts, including Russia's invasion of Ukraine;

- future levels of revenues, operating margins, income from operations, net income or earnings per share;

- the ability to respond to anticipated inflationary pressure, including reductions on consumer discretionary income and our ability to pass along rising costs through increased selling prices;

- anticipated levels of demand for our products and services;

- the actual impact to supply, production levels and costs from global supply chain logistics and transportation challenges

- short and long-term effects of the COVID-19 pandemic;

- future levels of research and development, capital, environmental or maintenance expenditures;

- our beliefs regarding the timing and effects on our business of health and safety, tax, environmental or other legislation, rules and regulations;

- the success or timing of completion of ongoing or anticipated capital, restructuring or maintenance projects;

- expectations regarding the acquisition or divestiture of assets and businesses;

- our ability to obtain appropriate insurance and indemnities;

- the potential effects of judicial or other proceedings, including tax audits, on our business, financial condition, results of operations and cash flows;

- the anticipated effects of actions of third parties such as competitors, or federal, foreign, state or local regulatory authorities, or plaintiffs in litigation;

- the expected impact of accounting pronouncements; and

- the other factors listed above under "Risk Factors."

Although we believe that the expectations reflected in the forward-looking statements are reasonable based on our current knowledge of our business and operations, we cannot guarantee future results, levels of activity, performance or achievements. The foregoing factors should not be construed as exhaustive. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Any forward-looking statements you read in this Annual Report reflect our views as of the date of this Annual Report with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. You should not place undue reliance on these forward-looking statements and you should carefully consider all of the factors identified in this Annual Report that could cause actual results to differ. We assume no obligation to update or revise these forward-looking statements, except as required by law.

Item 1B: Unresolved Staff Comments

Not applicable.

Item 2: Properties

Properties

Our principal executive offices are located at 5420 Lyndon B. Johnson Freeway, Suite 500, Dallas, Texas 75240. Our headquarters is a leased facility. The current lease term expires August 31, 2026, but may be renewed.

We consider the many manufacturing and R&D facilities, distribution centers, warehouses, offices and other properties that we own or lease to be in good condition and generally suitable for the purposes for which they are used. The following table presents our principal physical locations by segment and excludes facilities classified as discontinued operations.

Location	Use	Segment	Square Footage	Owned/Leased
Boise, Idaho	Manufacturing, Office and R&D	Engineered Building Solutions	42,000	Leased
Cle Elum, Washington	Distribution Center, Manufacturing, Office, R&D and Warehouse	Contractor Solutions	180,000	Leased
Dong Nai, Vietnam	Manufacturing and Office	Contractor Solutions	634,000	Owned
Fall River, Massachusetts	Manufacturing and Office	Contractor Solutions	140,200	Leased
Greenwood, Indiana	Distribution Center & Office	Contractor Solutions	54,000	Leased
Houston, Texas	Manufacturing, Office, R&D and Warehouse	Contractor Solutions	253,900	Owned
Houston, Texas	Distribution Center & Office	Contractor Solutions	150,000	Leased
Hudson, Florida	Manufacturing, Office and R&D	Engineered Building Solutions	40,000	Leased
Jacksonville, Florida	Distribution Center & Office	Contractor Solutions	217,000	Leased
North East, Maryland	Distribution Center & Office	Contractor Solutions	150,000	Leased
Rockwall, Texas	Manufacturing, Office, R&D and Warehouse	Specialized Reliability Solutions	227,600	Owned
Terrell, Texas	Manufacturing	Specialized Reliability Solutions	101,000	Leased
Santa Fe Springs, California	Distribution Center & Office	Contractor Solutions	240,000	Leased
Wichita, Kansas	Manufacturing and Office	Engineered Building Solutions	42,800	Owned
Windsor, Ontario, Canada	Manufacturing, Office and R&D	Engineered Building Solutions	42,000	Leased

We believe that our facilities are adequate for our current operations. We may endeavor to selectively reduce or expand our existing lease commitments as circumstances warrant. See Note 9 to our consolidated financial statements included in Item 8 of this Annual Report for additional information regarding our lease obligations.

Item 3:   Legal Proceedings

We may, from time to time, be involved in litigation arising out of our operations in the normal course of business or otherwise. Furthermore, third parties may try to seek to impose liability on us in connection with the activities of our operating companies. We are not currently a party to any legal proceedings that, individually or in the aggregate, are expected to have a material effect on our business, financial condition, results of operations or financial statements, taken as a whole.

Item 4:   Mine Safety Disclosures

Not applicable.

Item 5: Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common shares are listed on the Nasdaq Global Select Market under the symbol "CSWI."

Holders

As of May 22, 2023, there were 326 holders of record of our common stock. The number of holders of record is based upon the actual numbers of holders registered at such date and does not include holders of shares in "street name" or persons, partnerships, associates, corporations or other entities in security position listings maintained by depositories.

Issuer Purchases of Equity Securities

Note 12 to our consolidated financial statements included in Item 8 of this Annual Report includes a discussion of our share repurchase program. The following table represents the number of shares repurchased during the quarter ended March 31, 2023.

Period	Total Number of Shares Purchased	Average Price Paid per Share ($)	Total Number of Shares Purchased as Part of Publicly Announced Program[a]	Maximum Number of Shares (or Approximate Dollar Value) That May Yet Be Purchased Under the Program ($)
				(in millions)
January 1 - 31	67[b]	119.49	—	100.0
February 1 - 28	—	—	—	100.0
March 1 - 31	—	—	—	100.0
	67		**—**	

(a) *On December 15, 2022, we announced that our Board of Directors authorized a new program to repurchase up to $100.0 million of our common stock, which replaced a previously announced $100.0 million program. Under the current program, shares may be repurchased from time to time in the open market or in privately negotiated transactions. Our Board of Directors has established an expiration date of December 31, 2024, for completion of the new repurchase program; however, the program may be limited or terminated at any time at our discretion without notice. As of March 31, 2023, 336,347 shares of our common stock had been repurchased for an aggregate amount of $35.7 million under the prior $100.0 million program and no shares had been repurchased under the current $100.0 million program.*

(b) *Represents shares tendered by employees to satisfy minimum tax withholding amounts related to the vesting of equity awards.*

Stock Performance Chart

The following graph compares the cumulative total shareholder return on our common stock from April 1, 2018 through March 31, 2023 compared with the Russell 2000 Index, of which CSWI is a component, and a composite custom peer group, which was selected on an industry basis and is periodically reviewed and updated (if necessary) to ensure it provides reasonable comparability based on products offered and end markets served by CSWI. The graph assumes that $100 was invested at the market close on April 1, 2018 and that all dividends were reinvested. The stock price performance of the following graph is not necessarily indicative of future stock price performance. The custom peer group consists of the following:

Aaon, Inc	Columbus McKinnon Corp	LSB Industries, Inc	Standex International
Armstrong Industries, Inc	CTS Corporation	Methode Electronics, Inc.	Tredegar Corp.
Astec Industries, Inc.	Futurefuel Corp.	Mueller Water Products	
Barnes Group	Gorman-Rupp Co.	PGT Innovations	
Chase Corporation	Innospec Inc.	Quaker Houghton	

This graph is furnished and not filed with the SEC. Notwithstanding anything to the contrary set forth in any of our previous filings made under the Securities Act of 1933 or the Exchange Act that incorporate future filings made by us under those statutes, the stock performance graph below is not to be incorporated by reference in any prior filings, nor shall it be incorporated by reference into any future filings made by us under those statutes.



Item 6:   [Reserved]

Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis is provided to increase the understanding of, and should be read in conjunction with, the accompanying consolidated financial statements and notes. See "Item 1A. Risk Factors" and the "Forward-Looking Statements" included in this Annual Report for a discussion of the risks, uncertainties and assumptions associated with these statements. Unless otherwise noted, all amounts discussed herein are consolidated.

Executive Overview

Our Company

We are a diversified industrial growth company with a strategic focus on providing niche, value-added products in the end markets we serve. We operate in three business segments: Contractor Solutions, Engineered Building Solutions and Specialized Reliability Solutions. Our products include mechanical products for heating, ventilation, air conditioning and refrigeration ("HVAC/R"), plumbing products, grilles, registers and diffusers ("GRD"), building safety solutions and high-performance specialty lubricants and sealants. End markets that we serve include HVAC/R, architecturally-specified building products, plumbing, general industrial, energy, rail transportation and mining. Our manufacturing operations are concentrated in the United States ("U.S."), Vietnam and Canada, and we have distribution operations in the U.S., Australia, Canada and the United Kingdom ("U.K."). Our products are sold directly to end-users or through designated channels in over 100 countries around the world, primarily including the U.S., Canada, the U.K. and Australia.

Drawing on our innovative and proven technologies, we seek to deliver solutions primarily to contractors that place a premium on superior performance and reliability. We believe our brands are well-known in the specific end markets we serve and have a reputation for high quality. We rely on both organic growth and inorganic growth through acquisitions to provide an increasingly broad portfolio of performance optimizing solutions that meet our customers' ever-changing needs. We have a successful record of making attractive, synergistic acquisitions in support of this objective, and we remain focused on identifying additional acquisition opportunities in our core end markets.

Many of our products are used to protect the capital assets of our customers that are expensive to repair or replace and are critical to their operations. We have a source of recurring revenue from the maintenance, repair and overhaul and consumable nature of many of our products. We also provide some custom engineered products that strengthen and enhance our customer relationships. The reputation of our product portfolio is built on more than 100 well-respected brand names, such as AC Guard™, Air Sentry®, Cover Guard™, Deacon®, Falcon Stainless®, Greco®, Jet-Lube®, Kopr-Kote®, Leak Freeze®, Metacaulk®, No. 5®, OilSafe®, Safe-T-Switch®, Shoemaker Manufacturing®, Smoke Guard®, TRUaire® and Whitmore®.

The COVID-19 pandemic and its resulting impacts had an overall negative impact on our financial results in the prior fiscal years ended March 31, 2022 and March 31, 2021. During our current fiscal year ended March 31, 2023, the direct and indirect impacts of the COVID-19 pandemic on our consolidated operating results were immaterial as economic activities recovered and the effects of the pandemic lessened. While the Federal COVID-19 Public Health Emergency Declaration expired on May 11, 2023, the extent to which the COVID-19 pandemic impacts our business, results of operations, and financial condition will depend on future developments, which are highly uncertain and cannot be predicted. As such, we cannot reasonably estimate the future impact of the COVID-19 pandemic at this time.

We continue to monitor the Russian invasion of Ukraine and its global impact. We have no operations, employees or assets in Russia, Belarus or Ukraine, nor do we source goods or services of any material amount from those countries, whether directly or indirectly. Shortly after the Russian invasion of Ukraine began in February 2022, we indefinitely suspended all commercial activities in Russia. During the fiscal year ended March 31, 2023, we had no sales into Belarus or Ukraine. While the conflict continues to evolve and the outcome remains highly uncertain, we do not currently believe the Russia-Ukraine conflict will have a material impact on our business and results of operations. However, if the Russia-Ukraine conflict continues or worsens, leading to greater global economic or political disruptions and uncertainty, our business and results of operations could be materially impacted as a result.

Business Developments

On October 4, 2022, we acquired 100% of the outstanding equity of Falcon Stainless, Inc ("Falcon"), based in Temecula, California, for an aggregate purchase price of $37.1 million (including $1.0 million cash acquired), comprising cash consideration of $34.6 million and an additional payment of $2.5 million due one-year from the acquisition date assuming certain business conditions are met. The cash consideration was funded with cash on hand and borrowings under our existing Revolving Credit Facility (as defined in Note 8). Falcon's products are well-known among the professional trades for supplying enhanced water flow delivery and increased customer satisfaction and supplement our Contractor Solutions segment's existing product portfolio. Falcon activity has been included in our Contractor Solutions segment since the acquisition date.

On July 8, 2022, we acquired the assets of Cover Guard, Inc. ("CG") and AC Guard, Inc. ("ACG"), based in Orlando, Florida, for an aggregate purchase price of $18.4 million, comprised of cash consideration of $18.0 million and additional contingent considerations initially measured at $0.4 million based on CG and ACG meeting defined financial targets over a period of 5 years. In conjunction with the acquisition, we agreed to pay an additional $3.7 million, comprised of cash consideration of $1.5 million and 5-year annuity payments (value of $2.2 million) to a third party to secure the related intellectual property. CG and ACG product lines further expand Contractor Solutions' offering of leading HVAC/R accessories, including lineset covers and HVAC/R condenser protection cages. Through these differentiated products, our Contractor Solutions segment expects to achieve incremental ductless and ducted HVAC/R market penetration. CG and ACG activity has been included in our Contractor Solutions segment since the acquisition date.

On December 15, 2021, we acquired 100% of the outstanding equity of Shoemaker Manufacturing, LLC ("Shoemaker"), based in Cle Elum, Washington, for an aggregate purchase price of $43.6 million, including working capital and closing cash adjustments and expected contingent consideration. Shoemaker offers high-quality customizable GRD for commercial and residential markets, and expands CSWI's HVAC/R product offering and regional exposure in the northwest U.S. The aggregate purchase price was comprised of cash consideration of $38.6 million, 25,483 shares of the Company's common stock valued at $3.0 million at transaction close and additional contingent consideration of up to $2.0 million based on Shoemaker meeting a defined financial target during the quarter ended March 31, 2022, which was achieved. Shoemaker activity has been included in our Contractor Solutions segment since the acquisition date.

On April 1, 2021, Whitmore Manufacturing, LLC ("Whitmore"), a wholly-owned subsidiary of CSWI, completed the formation of a joint venture with Pennzoil-Quaker State Company dba SOPUS products ("Shell"), a wholly-owned subsidiary of Shell Oil Company that comprises Shell's U.S. lubricants business. The formation was consummated through a transaction in which Whitmore sold to Shell a 50% interest in a wholly-owned subsidiary (containing certain existing operating assets) in exchange for consideration of $13.4 million from Shell in the form of cash ($5.3 million) and intangible assets ($8.1 million). The Whitmore JV has been consolidated into the operations of the Company and its activity has been included in our Specialized Reliability Solutions segment since the formation date.

On December 15, 2020, we acquired 100% of the outstanding equity of T.A. Industries, Inc. ("TRUaire"), a leading manufacturer of grilles, registers, and diffusers ("GRD") for the residential and commercial HVAC/R end market, based in Santa Fe Springs, California. The acquisition also included TRUaire's wholly-owned manufacturing facility based in Vietnam. The acquisition extended the Company's product offerings to the HVAC market and provided strategic distribution facilities. The consideration paid for TRUaire included cash of $288.0 million and 849,852 shares of the Company's common stock valued at $97.7 million at transaction close. The cash consideration was funded through a combination of cash on hand and borrowings under our Revolving Credit Facility, and 849,852 shares of common stock were reissued from treasury shares. TRUaire activity has been included in our Contractor Solutions segment since the acquisition date.

Our Markets

HVAC/R

The HVAC/R market is our largest market served and it represented approximately 55% and 53% of our net revenues in the years ended March 31, 2023 and 2022, respectively. We provide an extensive array of products for installation, repair and maintenance of HVAC/R systems that includes condensate switches, pans and pumps, GRD, refrigerant caps, line set covers and other chemical and mechanical products. The industry is driven by replacement and repair of existing HVAC/R systems, as well as new construction projects. New HVAC/R systems are heavily influenced by macro trends, while replacement and repair of existing HVAC/R systems are dependent on weather and age of unit. The HVAC/R market tends to be seasonal with the peak sales season beginning in March and continuing through August.

Construction and repair is typically performed by contractors, and we utilize our global distribution network to drive sales of our brands to such contractors.

Architecturally-Specified Building Products

Architecturally-specified building products represented approximately 18% and 19% of our net revenues in the years ended March 31, 2023 and 2022, respectively. We manufacture and sell products such as engineered railings, smoke and fire protection systems, expansion joints and stair edge nosings for end use customers including multi-family residential buildings, educational facilities or institutions, warehouses, construction companies, plant maintenance customers, building contractors and repair service companies. Sales of these products are driven by architectural specifications and safety codes. The sales process is typically long as these can be multi-year construction projects. The construction market, both commercial and multi-family, is a key driver for sales of architecturally-specified building products.

Plumbing

The plumbing market represented approximately 7% and 9% of our net revenues in the years ended March 31, 2023 and 2022, respectively. We provide many products to the plumbing industry including thread sealants, solvent cements, fire-stopping products, condensate switches and trap guards, as well as other mechanical products, such as drain traps. Installation is typically performed by contractors, and we utilize our global distribution network to drive sales of our products to contractors.

Energy

The energy market represented approximately 7% and 6% of our net revenues in the years ended March 31, 2023 and 2022, respectively. We provide market-leading lubricants and anti-seize compounds, as well as greases, for use in oilfield drilling activity and maintenance of oilfield drilling and valve related equipment. We sell our products primarily through distributors that are strategically situated near the major oil and gas producing areas across the globe. The outlook for the energy industry is heavily dependent on the global demand expectations from developed and emerging economies, as well as oil price and local government policies relative to oil exploration, drilling, storage and transportation.

General Industrial

The general industrial end market represented approximately 6% and 7% of our net revenues in the years ended March 31, 2023 and 2022, respectively. We provide products focused on asset protection and reliability, including lubricants, desiccant breathers and fluid management products. The general industrial market includes the manufacture of chemicals, steel, cement, food and beverage, pulp and paper

and a wide variety of other processed materials. We serve this market primarily through a network of distributors.

Mining

The mining market represented approximately 4% and 3% of our net revenues in the years ended March 31, 2023 and 2022, respectively. Across the globe, we provide market-leading lubricants to open gears used in large mining excavation equipment, primarily through direct sales agents, as well as a network of strategic distributors. The North American mining industry is heavily weighted toward coal production and has experienced headwinds due to continued decline in domestic coal demand, partially mitigated by the seaborne coal export market. Globally, coal demand has been robust, and focused efforts in coal markets outside of the U.S., coupled with enhanced focus on markets such as iron, gold, diamonds and uranium in Southeast Asia, South America, and Africa have delivered growth that has generally offset the weakness in North American coal demand. Outside of coal, the mining market tends to move with global industrial output as basic industrial metals such as copper, tin, aluminum, and zinc, which are critical inputs to many industrial products.

Rail Transportation

The rail transportation market represented approximately 3% and 3% of our net revenues in the years ended March 31, 2023 and 2022, respectively. We provide an array of products into the rail transportation industry, including lubricants and lubricating devices for rail transportation lines, which increase efficiency, reduce noise and extend the life of rail transportation equipment such as rails and wheels. We leverage our technical expertise to build relationships with key decision-makers to ensure our products meet required specifications. We sell our products primarily through a direct sales force, as well as through distribution partners. End markets for rail transportation include Class 1 Rail as the primary end market in North America and Transit Rail as the primary end market in all other geographies. Cyclical product classes such as farm products and petrochemical products can impact volumes in Class 1 Rail. While coal transport is diminishing demand for Class 1 Rail in North America, global investment in Transit Rail systems is expected to more than offset this decline.

Our Outlook

In fiscal 2024, we anticipate building on our strong fiscal year 2023 performance and using that momentum to continue executing our growth strategies. We expect sales to continue to grow across all three segments, and supported by improved execution and operational efficiency, we also expect to continue to grow profitability at a faster rate than sales. Our diverse product portfolio serves attractive and healthy end markets, which supports our revenue growth goals.

We expect to maintain a strong balance sheet in fiscal year 2024, which provides us with access to capital through our cash on hand, internally-generated cash flow and availability under our Revolving Credit Facility. Our capital allocation strategy continues to guide our investing decisions, with a priority to direct capital to the highest risk adjusted return opportunities, within

the categories of organic growth, strategic acquisitions and the return of cash to shareholders through our share repurchase and dividend programs. With the strength of our financial position, we will continue to invest in financially and strategically attractive expanded product offerings, key elements of our long-term strategy of targeting long-term profitable growth. We will continue to invest our capital in maintaining our facilities and in continuous improvement initiatives. We recognize the importance of, and remain committed to, continuing to drive organic growth, as well as investing additional capital in opportunities with attractive risk-adjusted returns, driving increased penetration in the end markets we serve. We remain disciplined in our approach to acquisitions, particularly as it relates to our assessment of valuation, prospective synergies, diligence, cultural fit and ease of integration, especially in light of economic conditions.

Results of Operations

The following discussion provides an analysis of our consolidated results of operations and results for each of our segments.

The operations of Falcon have been included in our consolidated results of operations and in the operating results of our Contractor Solutions segment since October 4, 2022, the effective date of the acquisition. The operations of CG and ACG have been included in our consolidated results of operations and in the operating results of our Contractor Solutions segment since July 8, 2022, the effective date of the acquisition.

The operations of Shoemaker have been included in our consolidated results of operations and in the operating results of our Contractor Solutions segment since December 15, 2021, the effective date of the acquisition. The operations of TRUaire have been included in our consolidated results of operations and in the operating results of our Contractor Solutions segment since December 15, 2020, the effective date of the acquisition. All acquisitions are described in Note 2 to our consolidated financial statements included in Item 8 of this Annual Report.

Net Revenues

	Year Ended March 31,		
(Amounts in thousands)	2023 ($)	2022 ($)	2021 ($)
Revenues, net	757,904	626,435	419,205

Net revenues for the year ended March 31, 2023 increased $131.5 million, or 21.0%, as compared with the year ended March 31, 2022. The increase was partially due to the acquisitions of Shoemaker, CG, ACG and Falcon ($35.9 million or 5.7%). Excluding the impact of the acquisitions, organic sales increased $95.6 million, or 15.3%, from the prior year due to pricing initiatives. Net revenue increased in all end markets including HVAC/R, architecturally-specified building products, energy, mining, general industrial, rail transportation and plumbing.

Net revenues for the year ended March 31, 2022 increased $207.2 million, or 49.4%, as compared with the year ended March 31, 2021. The increase was primarily due to the acquisitions of TRUaire and Shoemaker ($103.2 million or 24.6%). Excluding the impact of acquisitions, organic sales increased $104.0 million or 24.8% from the prior year due to pricing initiatives and increased unit volumes. Pricing initiatives, which began in the three months ended March 31, 2021 to mitigate rising costs, continued and increased during the year ended March 31, 2022. Net revenue increased in all end markets including HVAC/R, energy, plumbing, mining, rail transportation, architecturally-specified building products and general industrial.

Net revenues into the Americas, Europe, Middle East and Africa ("EMEA") and the Asia Pacific regions for the year ended March 31, 2023, 2022 and 2021 are presented below. The presentation of net revenues by geographic region is based on the location of the customer. For additional information regarding net revenues by geographic region, see Note 20 to our consolidated financial statements included in Item 8 of this Annual Report.

	Year Ended March 31,		
	2023	2022	2021
Americas	94%	94%	93%
EMEA	4%	3%	4%
Asia Pacific Regions	2%	3%	3%

Gross Profit and Gross Profit Margin

	Year Ended March 31,		
(Amounts in thousands, except percentages)	2023 ($)	2022 ($)	2021 ($)
Gross profit	318,214	255,962	184,550
Gross profit margin	42.0%	40.9%	44.0%

Gross profit for the year ended March 31, 2023 increased $62.3 million, or 24.3%, as compared with the year ended March 31, 2022. The increase was primarily a result of pricing initiatives, the acquisitions of Shoemaker, CG, ACG and Falcon, along with the $3.9 million TRUaire purchase accounting effect and the $1.7 million TRUaire Vietnam COVID Impact (described below) incurred in the prior year period that did not recur. Gross profit margin for the year ended March 31, 2023 of 42.0% increased from 40.9% for the year ended March 31, 2022. The increase was due to the above-mentioned TRUaire-related expenses incurred in the prior year period that did not recur and pricing initiatives.

Gross profit for the year ended March 31, 2022 increased $71.4 million, or 38.7%, as compared with the year ended March 31, 2021. The increase was primarily due to the acquisitions of TRUaire and Shoemaker, pricing initiatives and increased organic sales. Gross profit margin for the year ended March 31, 2022 of 40.9% decreased from 44.0% for the year ended March 31, 2021, primarily due to inclusions of the TRUaire and Shoemaker acquisitions, material and freight costs increases outpacing implemented pricing initiatives and $1.7 million of under-absorption costs resulting from reduced production levels and incremental compensation expenses incurred at the TRUaire Vietnam facility during the year to maintain TRUaire Vietnam's operations in accordance with COVID-19 restrictions ("TRUaire Vietnam COVID Impact").

Selling, General and Administrative Expense

	Year Ended March 31,		
(Amounts in thousands, except percentages)	2023 ($)	2022 ($)	2021 ($)
Operating expenses	179,148	158,582	125,330
Operating expenses as a % of revenues	23.6%	25.3%	29.9%

Selling, general and administrative expenses for the year ended March 31, 2023 increased $20.6 million, or 13.0%, as compared with the year ended March 31, 2022. The increase was primarily due to added expenses related to the inclusion of Shoemaker in the current year, increases related to employee compensation expenses, third-party sales commissions, marketing and travel expenses to support revenue growth, increased professional fees primarily related to support business growth and recent acquisitions, along with increased depreciation and amortization. The decrease in operating expenses as a percentage of sales was primarily attributable to sales increasing by a greater percentage than the increase in operating expenses.

Selling, general and administrative expenses for the year ended March 31, 2022 increased $33.3 million, or 26.5%, as compared

with the year ended March 31, 2021. The increase was primarily due to the added expenses related to the inclusion of TRUaire, Shoemaker and the Whitmore JV in the current period, increased equity compensation expenses and increased spending on sales commissions driven by increased revenues, increased depreciation expenses related to enterprise resource planning systems, increased headcount, increased travel and $0.7 million of transaction expenses related to the Shoemaker acquisition. The increases were partially offset by transactions expenses related to the TRUaire acquisition ($7.8 million) and JV formation ($2.6 million) incurred in the prior year period that did not recur. The increase in operating expenses as a percentage of sales was primarily attributable to sales increasing by a greater percentage than the increase in operating expenses.

Operating Income

	Year Ended March 31,		
(Amounts in thousands, except percentages)	2023 ($)	2022 ($)	2021 ($)
Operating income	139,066	97,380	59,220
Operating margin	18.3%	15.5%	14.1%

Operating income for the year ended March 31, 2023 increased by $41.7 million, or 42.8%, as compared with the year ended March 31, 2022. The increase was a result of the $62.3 million increase in gross profit, partially offset by the $20.6 million increase in selling, general and administrative expense as discussed above.

Operating income for the year ended March 31, 2022 increased by $38.2 million, or 64.4%, as compared with the year ended March 31, 2021. The increase was a result of $33.3 million increase in selling, general and administrative expense as discussed above, partially offset by the $71.4 million increase in gross profit.

Other Income and Expense

Interest expense, net for the year ended March 31, 2023 increased $7.7 million to $13.2 million, or 142.2%, as compared with the year ended March 31, 2022, due to higher interest rates and increased borrowing during the year under our Revolving Credit Facility (described in Note 8 to our consolidated financial statements included in Item 8 of this Annual Report) primarily in connection with the acquisitions of Shoemaker, CG, ACG and Falcon.

Interest expense, net for the year ended March 31, 2022 increased $3.1 million to $5.4 million, or 128.7%, as compared with the year ended March 31, 2021, primarily due to increased borrowing during the year under our Revolving Credit Facility in connection with the TRUaire acquisition.

Other expense, net decreased by $0.5 million for the year ended March 31, 2023 to income of less than $0.1 million as compared with the year ended March 31, 2022. The decrease was primarily due to foreign currency exchange changes.

Other expense, net decreased by $5.5 million for the year ended March 31, 2022 to expense of $0.5 million as compared with the year ended March 31, 2021. The decrease was primarily due to a prior year indemnification expense of $5.0 million arising from the partial release of a tax indemnification asset related to the TRUaire acquisition that did not recur.

Provision for Income Taxes and Effective Tax Rate

The effective tax rates for the years ended March 31, 2023, 2022 and 2021 were 23.3%, 26.4% and 21.2%, respectively. As compared with the statutory rate for the year ended March 31, 2023, the provision for income taxes was primarily impacted by state tax expense (net of federal benefits), which increased the provision by $2.9 million and effective rate by 2.3%, executive compensation limitation, which increased the provision by $1.6 million and the effective tax rate by 1.2%; impact of GILTI inclusions, which increased the provision by $1.1 million and the effective tax rate by 0.9%; impact of repatriation of foreign earnings, which increased the provision by $0.9 million and the effective rate by 0.7%; and non-deductible expenses, which increased the provision by $0.6 million and the effective tax rate by 0.4%. This was offset by IRC section 250 deductions, which decreased the provision by $1.6 million and the effective tax rate by 1.3%; foreign tax credits, which decreased the provision by $0.6 million and the effective tax rate by 0.5% and tax benefits related to the restricted stock vesting, which decreased the provision by $0.4 million and the effective tax rate by 0.3%.

As compared with the statutory rate for the year ended March 31, 2022, the provision for income taxes was primarily impacted by the state tax expense, which increased the provision by $4.8 million and the effective rate by 5.2%, executive compensation limitation, which increased the provision by $1.0 million and the effective rate by 1.1%, and a net increase in uncertain tax positions, which increased the provision by $0.8 million and the effective rate by 0.8%. This was offset by tax benefits related to the restricted stock vesting, which decreased the provision by $1.9 million and the effective rate by 2.1% and IRC section 250 deductions, which decreased the provision by $1.1 million and the effective tax rate by 1.2%.

During the year ended March 31, 2023, we released a reserve of $1.6 million primarily as a result of the conclusion of TRUaire's Vietnam's audit for the tax periods from January 1, 2019 to March 31, 2022 (refer to Note 15), including accrued interest of $0.4 million and accrued penalties of $0.5 million. We also recorded total tax contingency reserves of $2.8 million, including unrecognized tax benefit of $2.5 million, accrued interest and penalty of $0.1 million and $0.2 million, respectively, through purchase accounting in connection with the Falcon Stainless acquisition. For the year ended March 31, 2023, we recorded an additional net tax contingency reserve of less than $0.1 million, accrued interest of $0.7 million and accrued penalty of $0.6 million.

During the year ended March 31, 2022, we released a reserve of $1.4 million, including accrued interest of $0.6 million and accrued penalties of $0.5 million, related to positions taken on tax returns for which the statute has expired.

Our federal income tax returns for the years ended March 31, 2022, 2021 and 2020 remain subject to examination. Our income tax returns for TRUaire's pre-acquisition periods including calendar years 2018, 2019 and 2020 remain subject to examinations. Our income tax returns in certain state income tax jurisdictions remain subject to examination for various periods for the period ended September 30, 2015 and subsequent years.

As of both March 31, 2023 and 2022, we had immaterial net operating loss carryforwards, which were fully reserved through valuation allowances. Net operating loss carryforwards will expire in periods beyond the next 5 years.

Business Segments

We conduct our operations through three business segments based on the type of product and how we manage the businesses. We evaluate segment performance and allocate resources based on each segment's operating income. The key operating results for our three business segments are discussed below.

Contractor Solutions Segment Results

Our Contractor Solutions segment manufactures efficiency and performance enhancing products predominantly for residential and commercial HVAC/R and plumbing applications, which are designed primarily for the professional trades.

	Year Ended March 31,		
	2023 ($)	2022 ($)	2021 ($)
(Amounts in thousands, except percentages)			
Revenues, net	513,776	416,487	245,528
Operating income	126,204	96,115	59,007
Operating margin	24.6%	23.1%	24.0%

Net revenues for the year ended March 31, 2023 increased $97.3 million, or 23.4%, as compared with the year ended March 31, 2022. The increase was partially due to the acquisitions of Shoemaker, CG, ACG and Falcon ($35.9 million or 8.6%). Excluding the impact of acquisitions, organic sales increased by $61.4 million, or 14.8%, due primarily to pricing initiatives, partially offset by a slight decrease in unit volumes. Net revenue increased in the HVAC/R, architecturally-specified building products and plumbing end markets and decreased in the general industrial end market.

Net revenues for the year ended March 31, 2022 increased $171.0 million, or 69.6%, as compared with the year ended March 31, 2021. The increase was primarily due to the TRUaire and Shoemaker acquisitions ($103.2 million or 42.0%). Excluding the impact of acquisitions, organic sales increased by $67.8 million, or 27.6%, due to pricing initiatives and increased unit volumes. Pricing initiatives to mitigate rising costs, which began in the three months ended March 31, 2021, continued and increased during the year ended March 31, 2022. Net revenue increased in HVAC/R, plumbing and architecturally-specified building products end markets and decreased in general industrial end market.

Operating income for the year ended March 31, 2023 increased $30.1 million, or 31.3%, as compared with the year ended March 31, 2022. The increase was primarily due to the increased net revenue and the inclusion of recent acquisitions of Shoemaker,

CG, ACG and Falcon, as well as the $3.9 million TRUaire purchase accounting effect and $1.7 million TRUaire Vietnam COVID Impact incurred in the prior year period that did not recur. Operating margin of 24.6% for the year ended March 31, 2023 increased as compared to 23.1% for the year ended March 31, 2022. This increase was primarily due to the above-mentioned TRUaire-related expenses incurred in the prior year period that did not recur combined with the positive effect of pricing initiatives.

Operating income for the year ended March 31, 2022 increased $37.1 million, or 62.9%, as compared with the year ended March 31, 2021. The increase was primarily due to the inclusion of TRUaire and the transactions expenses ($7.8 million) related to the TRUaire acquisition incurred in prior year that did not recur, partially offset by the transaction expenses ($0.7 million) in the current year related to the Shoemaker acquisition. The organic sales growth contributed to the increased operating income, which was partially offset by increased material and freight costs, the $1.7 million TRUaire Vietnam COVID Impact discussed above and increased spending on sales commissions, depreciation and optimization expenses related to enterprise resource planning systems, headcount and travel. Operating margin of 23.1% for the year ended March 31, 2022 decreased as compared to 24.0% for the year ended March 31, 2022. This decrease was primarily due to the inclusion of TRUaire and increased material and freight costs.

Engineered Building Solutions Segment Results

The Engineered Building Solutions segment provides primarily code-driven products focused on life safety that are engineered to provide aesthetically-pleasing solutions for the construction, refurbishment and modernization of commercial, institutional, and multi-family residential buildings.

	Year Ended March 31,		
	2023 ($)	2022 ($)	2021 ($)
(Amounts in thousands, except percentages)			
Revenues, net	103,969	97,296	95,672
Operating income	12,889	11,101	14,066
Operating margin	12.4%	11.4%	14.7%

Net revenues for the year ended March 31, 2023 increased $6.7 million, or 6.9%, as compared with the year ended March 31, 2022. The increase was primarily due to sustained commercial activity, retention of market share and pricing initiatives.

Net revenues for the year ended March 31, 2022 increased $1.6 million, or 1.7%, as compared with the year ended March 31, 2021. The increase was primarily due to enhanced marketing efforts and market share gains.

Operating income for the year ended March 31, 2023 increased $1.8 million, or 16.1%, as compared with the year ended March 31, 2022. The increase was due to the increased net revenue and management of operating expenses. Operating margin of 12.4% for the year ended March 31, 2023 increased as compared to

11.4% for the year ended March 31, 2022. This increase was primarily due to effective management of operating expenses, partially offset by the shift in sales to lower margin projects.

Operating income for the year ended March 31, 2022 decreased $3.0 million, or 21.1%, as compared with the year ended March 31, 2021. The decrease was due to a shift in sales to lower margin projects and added salespeople to achieve long-term revenue growth objectives. Operating margin of 11.4% for the year ended March 31, 2022 decreased as compared to 14.7% for the year ended March 31, 2021. This decrease was due to a shift in sales to lower margin projects and added salespeople to achieve long-term revenue growth objectives.

Specialized Reliability Solutions Segment Results

The Specialized Reliability Solutions segment provides long-established products for increasing the reliability, performance and lifespan of industrial assets and solving equipment maintenance challenges.

	Year Ended March 31,		
(Amounts in thousands, except percentages)	2023 ($)	2022 ($)	2021 ($)
Revenues, net	147,445	116,042	78,365
Operating income	20,176	9,007	581
Operating margin	13.7%	7.8%	0.7%

Net revenues for the year ended March 31, 2023 increased $31.4 million, or 27.1%, as compared with the year ended March 31, 2022. The increase was primarily due to increased unit volumes and pricing initiatives. Net revenue increased in all end markets including energy, mining, general industrial and rail transportation.

Net revenues for the year ended March 31, 2022 increased $37.7 million, or 48.1%, as compared with the year ended March 31, 2021. The increase was primarily due to demand recovery in the energy, mining and rail transportation and general industrial end markets, pricing initiatives to mitigate rising costs that began in the three months ended June 30, 2021 and continued throughout the current year, as well as the inclusion of the newly formed Whitmore JV.

Operating income for the year ended March 31, 2023 increased $11.2 million, or 124.0%, as compared with the year ended March 31, 2022. The increase was primarily due to the increased net revenue, partially offset by increased operating expenses. Operating margin of 13.7% for the year ended March 31, 2023

increased as compared to 7.8% for the year ended March 31, 2022. This increase was primarily due to gross margin improvement as a result of leverage from revenue volume increase, pricing initiatives, as well as reduced growth in operating expense as a percentage of revenue.

Operating income for the year ended March 31, 2022 increased $8.4 million, or 1,451.5%, as compared with the year ended March 31, 2021. The increase was primarily due to increased organic sales and the inclusion of Whitmore JV, partially offset by increased material expenses outpacing implemented price increases, increased spending on sales commissions driven by increased sales and increased travel expense. Operating margin of 7.8% for the year ended March 31, 2022 increased as compared to 0.7% for the year ended March 31, 2021. This increase was primarily due to the slightly improved gross margin and reduced growth in operating expense as a percentage of revenue.

For additional information on segments, see Note 20 to our consolidated financial statements included in Item 8 of this Annual Report.

Liquidity and Capital Resources

General

Existing cash on hand, cash generated by operations and borrowings available under our Revolving Credit Facility ("Revolver Borrowings") are our primary sources of short-term liquidity. Our ability to consistently generate strong cash flow

from our operations is one of our most significant financial strengths; it enables us to invest in our people and our brands, make capital investments and strategic acquisitions, provide a cash dividend program, and from time-to-time, repurchase shares of our common stock. The largest use of cash in our operations is for purchasing and carrying inventories. Additionally, we use our Revolver Borrowings to support our working capital requirements, capital expenditures and strategic acquisitions. We seek to maintain adequate liquidity to meet working capital requirements, fund capital expenditures, and make scheduled principal and interest payments on debt. Absent deterioration of

market conditions, we believe that cash flows from operating and financing activities, primarily Revolver Borrowings, will provide adequate resources to satisfy our working capital, scheduled principal and interest payments on debt, anticipated dividend payments, periodic share repurchases, and anticipated capital expenditure requirements for both our short-term and long-term capital needs.

Cash Flow Analysis

	Year Ended March 31,		
(Amounts in thousands)	2023 ($)	2022 ($)	2021 ($)
Net cash provided by operating activities	121,453	69,089	66,254
Net cash used in investing activities	(72,166)	(51,456)	(289,889)
Net cash (used in) provided by financing activities	(46,840)	(13,039)	214,049

Our cash balance at March 31, 2023 was $18.5 million, as compared with $16.6 million at March 31, 2022.

For the year ended March 31, 2023, our cash provided by operating activities was $121.5 million, as compared with $69.1 million and $66.3 million for the years ended March 31, 2022 and 2021, respectively.

- Working capital used cash for the year ended March 31, 2023 due to higher inventories ($11.4 million), lower accounts payable and other current liabilities ($7.0 million), and higher prepaid expenses and other current assets ($1.3 million), partially offset by lower accounts receivable ($1.1 million).

- Working capital used cash for the year ended March 31, 2022 due to higher inventories ($49.4 million) and higher accounts receivable ($26.7 million), partially offset by higher accounts payable and other current liabilities ($28.0 million) and lower prepaid expenses and other current assets ($3.5 million).

- Working capital used cash for the year ended March 31, 2021 due to higher accounts receivable ($7.2 million), higher prepaid expenses and other assets ($4.2 million) and higher inventory ($3.4 million), partially offset by higher accounts payable and other current liabilities ($13.9 million).

Cash flows used in investing activities during the year ended March 31, 2023 were $72.2 million as compared with $51.5 million and $289.9 million for the years ended March 31, 2022 and 2021, respectively.

- Capital expenditures during the years ended March 31, 2023, 2022 and 2021 were $14.0 million, $15.7 million and $8.8 million, respectively. Our capital expenditures have been focused on enterprise resource planning systems, capacity expansion, continuous improvement and automation and new product introductions

- During the year ended March 31, 2023, we acquired Falcon for an aggregate purchase price of $37.1 million, comprised of $33.6 million in cash consideration (net of cash received), the assets of CG and ACG and the related intellectual property for $19.7 million in cash consideration and additional $0.3 million annuity payments, and other acquisitions for $2.7 million in cash consideration. Additionally, a contingent payment of $2.0 million was remitted to the Shoemaker sellers due to the

performance obligation set forth in the acquisition agreement being met as part of the Shoemaker acquisition.

- During the year ended March 31, 2022, we acquired Shoemaker for an aggregate purchase price of $43.6 million, including $37.4 million in cash consideration (net of cash received). Additionally, we received proceeds of $1.4 million as a result of the final working capital true-up adjustment related to the TRUaire acquisition.

- During the year ended March 31, 2021, we acquired TRUaire for $286.9 million (after working capital adjustment) in cash consideration and stock consideration valued at $97.7 million as discussed in Note 2 to our consolidated financial statements included in Item 8 of this Annual Report.

Cash flows provided by (used in) financing activities during the years ended March 31, 2023, 2022 and 2021 were $(46.8) million, $(13.0) million and $214.0 million, respectively. Cash outflows resulted from:

- Net borrowings from our Revolving Credit Facility and the Whitmore Term Loan (as discussed in Note 8 to our consolidated financial statements included in Item 8 of this Annual Report) of $0.2 million, $10.4 million and $231.4 million during the years ended March 31, 2023, 2022 and 2021, respectively.

- Payments of $0.7 million of underwriting discounts and fees in connection with amending our Revolving Credit Facility during the year ended March 31, 2023, as discussed in Note 8 to our consolidated financial statements included in Item 8 of this Annual Report.

- Proceeds from the redeemable noncontrolling interest shareholder for its investment in the consolidated Whitmore JV of $3.0 million and $6.3 million during the years ended March 31, 2023 and March 31, 2022, respectively, as discussed in Note 3 to our consolidated financial statements included in Item 8 of this Annual Report.

- Repurchases of shares under our share repurchase programs (as discussed in Note 12 to our consolidated financial statements included in Item 8 of this Annual Report) of $35.7 million, $14.4 million and $7.3 million during the years ended March 31, 2023, 2022 and 2021, respectively.

- Dividend payments of $10.6 million, $9.5 million and $8.1 million were paid during the years ended March 31, 2023, 2022 and 2021, respectively.

We believe that available cash and cash equivalents, cash flows generated through operations and cash available under our Revolving Credit Facility will be sufficient to meet our liquidity needs, including capital expenditures, for at least the next 12 months.

Acquisitions

We regularly evaluate acquisition opportunities of various sizes. The cost and terms of any financing to be raised in conjunction with any acquisition, including our ability to raise capital, is a critical consideration in any such evaluation. During the year ended March 31, 2023, we acquired 100% of the outstanding equity of Falcon, based in Temecula, California, for an aggregate purchase price of $37.1 million and the assets of CG and ACG and related intellectual properties, based in Orlando, Florida, for an aggregate purchase price of $22.1 million. During the year ended March 31, 2022, we acquired 100% of the outstanding equity of Shoemaker. The aggregate purchase price for the Shoemaker acquisition was $43.6 million. These acquisitions were funded through a combination of cash on hand, borrowings under our Revolving Credit Facility and stock consideration. See Note 2 to our consolidated financial statements included in Item 8 of this Annual Report for a discussion of our acquisitions.

Debt

Our long-term debt obligation consists of the Revolver Borrowings with maturity date in fiscal 2027. As of March 31, 2023, we had $253.0 million in outstanding Revolver Borrowings, which resulted in a borrowing capacity of $247.0 million. See Note 8 to our consolidated financial statements included in Item 8 of this Annual Report for a discussion of our indebtedness.

Dividends

Total dividends of $10.6 million were paid during the year ended March 31, 2023. On April 14, 2023, we declared a quarterly dividend and announced an increase of our quarterly dividend rate to $0.19 per share, which was paid on May 12, 2023 to shareholders of record as of April 28, 2023. We currently expect to continue to pay a regular quarterly dividend to shareholders in the future, but such payments are subject to approval of our Board of Directors and are dependent upon our financial conditions, results of operations, capital requirements, and other factors, including those set forth under Item 1A. "Risk Factors" of this Annual Report. See Note 12 to our consolidated financial statements included in Item 8 of this Annual Report for a discussion of dividends.

Share Repurchase Program

On October 30, 2020, our Board of Directors approved a repurchase program authorizing the repurchase of up to $100.0 million of our common stock, which replaced a prior $75.0 million repurchase program. On December 16, 2022, we announced that our Board of Directors authorized a new $100.0 million share repurchase program, which replaced the previously announced $100.0 million program. Through March 31, 2023, no shares had been repurchased under the current $100.0 million repurchase program. Through March 31, 2023, under the prior $100.0 million repurchase program, we repurchased 336,347 shares for an aggregate amount of $35.7 million. A total of 462,462 shares had been repurchased for an aggregate amount of $50.1 million under the prior $100.0 million program. As of March 31, 2023, no shares were repurchased under the current $100.0 million program. Our Board of Directors has established an expiration of December 31, 2024 for the current $100.0 million repurchase program and we currently expect to continue to repurchase shares in the near future, but such repurchases are dependent upon our financial condition, results of operations, capital requirements, and other factors, including those set forth under Item 1A. "Risk Factors" of this Annual Report. See Note 12 to our consolidated financial statements included in Item 8 of this Annual Report for a discussion of our share repurchase program.

Capital Expenditures

During the year ended March 31, 2023, we invested $14.0 million in capital expenditures related to enterprise resource planning systems, capacity expansion, continuous improvement and automation and new product introductions. We plan to continue investing in capital expenditures in the future to improve manufacturing productivity, upgrade information technology infrastructure and security and implement advanced technologies for our existing facilities.

Contractual Obligations

Our contractual obligations as of March 31, 2023 primarily included purchase obligations and operating lease commitments. Purchase obligations include agreements to purchase goods or services that are enforceable, legally binding and specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancellable without penalty. We expect to incur $61.1 million in purchase obligations over the next 12 months. For operating lease commitments, see Note 9 to our consolidated financial statements included in Item 8 of this Annual Report.

Critical Accounting Estimates

The process of preparing financial statements in conformity with U.S. GAAP requires the use of estimates and assumptions to determine reported amounts of certain assets, liabilities, revenues and expenses and the disclosure of related contingent assets and liabilities. These estimates and assumptions are based upon information available at the time of the estimates or assumptions, including our historical experience, where relevant. The most significant estimates made by management include: timing and amount of revenue recognition; deferred taxes and tax reserves; and valuation of goodwill and indefinite-lived intangible assets, both at the time of initial acquisition, as well as part of recurring impairment analyses, as applicable. The significant estimates are reviewed at least annually, if not quarterly, by management. Because of the uncertainty of factors surrounding the estimates, assumptions and judgments used in the preparation of our financial statements, actual results may differ from the estimates, and the difference may be material.

Our critical accounting policies are those policies that are both most important to our financial condition and results of operations and require the most difficult, subjective or complex judgments on the part of management in their application, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We believe that the following represent our critical accounting policies. For a summary of all of our significant accounting policies, see Note 1 to our consolidated financial statements included in Item 8 of this Annual Report. Management and our external auditors have discussed our critical accounting estimates and policies with the Audit Committee of our Board of Directors.

Revenue Recognition

We recognize revenues to depict the transfer of control of promised goods or services to our customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services. Refer to Note 19 for further discussion. We recognize revenue when all of the following criteria have been met: (i) a contract with a customer exists, (ii) performance obligations have been identified, (iii) the price to the customer has been determined, (iv) the price to the customer has been allocated to the performance obligations, and (v) performance obligations are satisfied, which are more fully described below.

(i) We identify a contract with a customer when a sales agreement indicates approval and commitment of the parties; identifies the rights of the parties; identifies the payment terms; has commercial substance; and it is probable that we will collect the consideration to which we will be entitled in exchange for the goods or services that will be transferred to the customer. In most instances, our contract with a customer is the customer's purchase order. For certain customers, we may also enter into a sales agreement that outlines a framework of terms and conditions that apply to all future purchase orders for that customer. In these situations, our contract with the customer is both the sales agreement and the specific customer purchase order. Because our contract with a customer is typically for a single transaction or customer purchase order, the duration of the contract is one year or less. As a result, we have elected to apply certain practical expedients and, as permitted by the Financial Accounting Standards Board, omit certain disclosures of remaining performance obligations for contracts that have an initial term of one year or less.

(ii) We identify performance obligations in a contract for each promised good or service that is separately identifiable from other promises in the contract and for which the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer. Goods and services provided to our customers that are deemed immaterial are included with other performance obligations.

(iii) We determine the transaction price as the amount of consideration we expect to be entitled to in exchange for fulfilling the performance obligations, including the effects of any variable consideration.

(iv) For any contracts that have more than one performance obligation, we allocate the transaction price to each performance obligation in an amount that depicts the amount of consideration to which we expect to be entitled in exchange for satisfying each performance obligation. We have excluded disclosure of the transaction price allocated to remaining performance obligations if the performance obligation is part of a contract that has an original expected duration of one year or less as the majority of our contracts are short-term in nature with a term of one year or less.

(v) We recognize revenue when, or as, we satisfy the performance obligation in a contract by transferring control of a promised good or service to the customer.



We exclude from the measurement of the transaction price all taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction and collected from a customer. As such, we present revenue net of sales and other similar taxes. Shipping and handling costs associated with outbound freight after control over a product has transferred to a customer are accounted for as a fulfillment cost and are included in cost of revenues. Costs to obtain a contract, which include sales commissions recorded in selling, general and administrative expense, are expensed when incurred as the amortization period is one year or less. We do not have customer contracts that include significant financing components.

Deferred Taxes and Tax Reserves

Deferred tax assets and liabilities are determined based on temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities, applying enacted tax rates expected to be in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Based on the evaluation of available evidence, both positive and negative, we recognize future tax benefits, such as net operating loss carryforwards and tax credit carryforwards, to the extent that these benefits are more likely than not to be realized. We base our judgment of the recoverability of our deferred tax assets primarily on historical earnings, our estimate of current and expected future earnings using historical and projected future operating results, and prudent and feasible tax planning strategies.

The amount of income taxes we pay is subject to ongoing audits by federal, state and foreign tax authorities, which may result in proposed assessments. Significant judgment is required in determining income tax provisions and evaluating tax positions. We establish reserves for open tax years for uncertain tax positions that may be subject to challenge by various taxing authorities. The consolidated tax provision and related accruals include the impact of such reasonably estimable losses and related interest and penalties as deemed appropriate. Tax benefits recognized in the financial statements from uncertain tax positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

During the year ended March 31, 2023, we released a reserve of $1.6 million primarily as a result of the conclusion of TRUaire's Vietnam's audit for the tax periods from January 1, 2019 to March 31, 2022 (refer to Note 15), including accrued interest of $0.4 million and accrued penalties of $0.5 million. We also recorded total tax contingency reserves of $2.8 million, including unrecognized tax benefit of $2.5 million, accrued interest and penalty of $0.1 million and $0.2 million, respectively, through purchase accounting in connection with the Falcon Stainless acquisition. For the year ended March 31, 2023, we recorded an additional net tax contingency reserve of less than $0.1 million, accrued interest of $0.7 million and accrued penalty of $0.6 million. During the year ended March 31, 2022, we released a reserve of $1.4 million, including accrued interest of $0.6 million and accrued penalties of $0.5 million, related to positions taken on tax returns for which the statute has expired. Our liability for uncertain tax positions contains uncertainties as management is required to make assumptions and apply judgments to estimate exposures associated with our tax positions.

Our federal income tax returns for the years ended March 31, 2022, 2021 and 2020 remain subject to examination. Our income tax returns for TRUaire's pre-acquisition periods including calendar years 2018, 2019 and 2020 remain subject to examinations. Our income tax returns in certain state income tax jurisdictions remain subject to examination for various periods for the period ended September 30, 2015 and subsequent years.

While we believe we have adequately provided for any reasonably foreseeable outcome related to these matters, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities. To the extent that the expected tax outcome of these matters changes, such changes in estimate will impact the income tax provision in the period in which such determination is made.

Goodwill and Indefinite-Lived Intangible Assets

The initial recording of goodwill and intangible assets requires subjective judgements concerning estimates of the fair value of the acquired assets. We test the value of goodwill for impairment as of January 31 each year or whenever events or circumstances indicate such asset may be impaired.

The test for goodwill impairment involves significant judgement in estimating projections of fair value generated through future performance of each of the reporting units. The identification of our reporting units began at the operating segment level and considered whether components one level below the operating segment levels should be identified as reporting units for purpose of testing goodwill for impairment based on certain conditions. These conditions included, among other factors, (i) the extent to which a component represents a business and (ii) the aggregation of economically similar components within the operating segments. Other factors that were considered in determining whether the aggregation of components was appropriate included the similarity of the nature of the products and services, the nature of the production processes, the methods of distribution and the types of industries served.

Accounting Standards Codification ("ASC") 350 allows an optional qualitative assessment, prior to a quantitative assessment test, to determine whether it is more likely than not that the fair value of a reporting unit exceeds its carrying amount. We bypassed the qualitative assessment and proceeded directly to the quantitative test. If the carrying value of a reporting unit exceeds its fair value, the goodwill of that reporting unit is impaired and an impairment loss is recorded equal to the excess of the carrying value over its fair value. We estimate the fair value of our reporting units based on an income approach, whereby we calculate the fair value of a reporting unit based on the present value of estimated future cash flows. A discounted cash flow analysis requires us to make various judgmental assumptions about future sales, operating margins, growth rates and discount rates, which are based on our budgets, business plans, economic projections, anticipated future cash flows and market participants. Our quantitative test performed as of January 31, 2023 indicated that no goodwill impairment loss should be recognized for the year ended

March 31, 2023. There was no impairment loss recognized for the years ended March 31, 2022 and 2021, respectively.

We have indefinite-lived intangible assets in the form of trademarks and license agreements. We test these intangible assets for impairment at least annually as of January 31 or whenever events or circumstances indicate that the carrying amount may not be recoverable. Significant assumptions used in the impairment test include the discount rate, royalty rate, future sales projections and terminal value growth rate. These inputs are considered non-recurring level three inputs within the fair value hierarchy. An impairment loss would be recognized when estimated future cash flows are less than their carrying amount. We recorded no impairment losses on intangible assets for the years ended March 31, 2023, 2022 and 2021, respectively.

Accounting Developments

We have presented the information about accounting pronouncements not yet implemented in Note 1 to our consolidated financial statements included in Item 8 of this Annual Report.

Item 7A: Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from changes in interest rates and foreign currency exchange rates, which may adversely affect our consolidated financial position and results of operations. We seek to minimize these risks through regular operating and financing activities, and when deemed appropriate, through the use of interest rate swaps. It is our policy to enter into interest rate swaps only to the extent considered necessary to meet our risk management objectives. We do not purchase, hold or sell derivative financial instruments for trading or speculative purposes.

Variable Rate Indebtedness

We are subject to interest rate risk on our variable rate indebtedness. Fluctuations in interest rates have a direct effect on the interest expense associated with our outstanding indebtedness. We manage, or hedge, interest rate risks related to our borrowings by means of interest rate swap agreements. As discussed in Note 10, the Whitmore Term Loan interest rate swap was terminated on January 9, 2023. On February 7, 2023, we entered into an interest rate swap to hedge our exposure to variability in cash flows from interest payments on the first $100.0 million borrowing under our Revolving Credit Facility (defined in Note 8). At March 31, 2023, we had $153.0 million in unhedged variable rate indebtedness with an average interest rate of 6.21%. Starting in April 2023, each quarter point change in interest rates would result in a change of approximately $0.4 million in our interest expense on an annual basis, inclusive of the interest rate swap.

We may also be exposed to credit risk in derivative contracts we may use. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. If the fair value of a derivative contract is positive, the counterparty will owe us, which creates credit risk for us. If the fair value of a derivative contract is negative, we will owe the counterparty and, therefore, do not have credit risk. We have sought to minimize the credit risk in derivative instruments by entering into transactions with high-quality counterparties.

Foreign Currency Exchange Rate Risk

We conduct a portion of our operations outside of the U.S. in currencies other than the U.S. dollar. Our non-U.S. operations are conducted primarily in their local currencies, which are also their functional currencies, and include the Australian dollar, British pound, Canadian dollar and Vietnamese dong. Foreign currency exposures arise from translation of foreign-denominated assets and liabilities into U.S. dollars and from transactions denominated in a currency other than a non-U.S. operation's functional currency. We realized net (losses) gains associated with foreign currency translation of $(3.8) million, loss of less than $0.1 million and $4.8 million for the years ended March 31, 2023, 2022 or 2021, respectively, which are included in accumulated other comprehensive income (loss). We recognized foreign currency transaction net gains (losses) of $0.4 million, $(0.2) million and less than $0.1 million for the years ended March 31, 2023, 2022 or 2021, respectively, which are included in other income (expense), net on our consolidated statements of operations.

Based on a sensitivity analysis as of March 31, 2023, a 10% change in the foreign currency exchange rates for the year ended March 31, 2023 would have impacted our income by less than 1%. This calculation assumes that all currencies change in the same direction and proportion relative to the U.S. dollar and that there are no indirect effects, such as changes in non-U.S. dollar sales volumes or prices.

Item 8: Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
CSW Industrials, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CSW Industrials, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of March 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, equity, and cash flows for each of the three years in the period ended March 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of March 31, 2023, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated May 25, 2023, expressed an unqualified opinion.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether

due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments.

The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Customer Lists Intangible Asset – Falcon Stainless, Inc.

As described further in note 2 to the financial statements, on October 4, 2022, the Company completed the acquisition of Falcon Stainless, Inc. for an aggregate purchase price of $37.1 million. The Company's accounting for the acquisition required the estimation of the fair value of assets acquired and liabilities assumed, which included a customer lists intangible asset of $17.7 million. The estimated fair value of the customer lists intangible asset was determined using the excess earnings method. We identified the estimation of the fair value of the customer lists intangible asset in management's purchase price allocation as a critical audit matter.

The principal consideration for our determination that the valuation of the customer lists intangible asset is a critical audit matter is the significant estimation uncertainty involved in determining fair value. The significant assumptions included the expected revenue growth rates, gross profit margins, and the discount rate. These assumptions required a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions and involved the use of valuation specialists.

Our audit procedures related to the valuation of customer lists intangible asset included the following, among others.

a. We tested the effectiveness of internal controls over management's valuation of the customer list intangible asset.

b. We evaluated the methodologies and tested the significant assumptions used by the company by involving valuation specialists to evaluate the appropriateness of the methodology and the significant assumptions in the fair value estimate by comparing the discount rate to relevant observable market data.

c. We tested the underlying data by comparing the estimated future revenues and gross profit margin to historical operating results, as well as tested the completeness and accuracy of the underlying data used in the excess earnings method valuation.

d. We also evaluated corroborative and contrary evidence when evaluating the expected future revenue growth rates, gross profit margin, and discount rate assumptions.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2015.

Dallas, Texas
May 25, 2023

CSW Industrials, Inc.
Consolidated Balance Sheets

	March 31,	
(Amounts in thousands, except per share amounts)	2023 ($)	2022 ($)
ASSETS		
Current assets:		
Cash and cash equivalents	18,455	16,619
Accounts receivable, net	122,753	122,804
Inventories, net	161,569	150,114
Prepaid expenses and other current assets	20,279	10,610
Total current assets	323,056	300,147
Property, plant and equipment, net	88,235	87,032
Goodwill	242,740	224,658
Intangible assets, net	318,903	300,837
Other assets	70,519	82,686
TOTAL ASSETS	**1,043,453**	**995,360**
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable	40,651	47,836
Accrued and other current liabilities	67,388	69,005
Current portion of long-term debt	—	561
Total current liabilities	108,039	117,402
Long-term debt	253,000	252,214
Retirement benefits payable	1,158	1,027
Other long-term liabilities	137,117	140,306
Total liabilities	499,314	510,949
Commitments and contingencies (Note 17)		
Redeemable noncontrolling interest	18,464	15,325
Equity:		
Common shares, $0.01 par value	163	162
Shares authorized – 50,000		
Shares issued – 16,378 and 16,283, respectively		
Preferred shares, $0.01 par value	—	—
Shares authorized (10,000) and issued (0)		
Additional paid-in capital	123,336	112,924
Treasury shares, at cost (902 and 576 shares, respectively)	(82,734)	(46,448)
Retained earnings	493,319	407,522
Accumulated other comprehensive loss	(8,409)	(5,074)
Total equity	525,675	469,086
TOTAL LIABILITIES AND EQUITY	**1,043,453**	**995,360**

See accompanying notes to consolidated financial statements.

CSW Industrials, Inc.
Consolidated Statements of Operations

	Year Ended March 31,		
(Amounts in thousands, except per share amounts)	2023 ($)	2022 ($)	2021 ($)
Revenues, net	757,904	626,435	419,205
Cost of revenues	(439,690)	(370,473)	(234,655)
Gross profit	318,214	255,962	184,550
Selling, general and administrative expenses	(179,148)	(158,582)	(125,330)
Operating income	139,066	97,380	59,220
Interest expense, net	(13,197)	(5,449)	(2,383)
Other income (expense), net	42	(466)	(5,969)
Income before income taxes	125,911	91,465	50,868
Provision for income taxes	(29,337)	(24,146)	(10,769)
Net income	96,574	67,319	40,099
Income attributable to redeemable noncontrolling interest	(139)	(934)	—
NET INCOME ATTRIBUTABLE TO CSW INDUSTRIALS, INC.	**96,435**	**66,385**	**40,099**
Basic earnings per common share:	6.22	4.21	2.67
Diluted earnings per common share:	6.20	4.20	2.65
Weighted average number of shares outstanding:			
Basic	15,509	15,755	15,015
Diluted	15,546	15,807	15,126

Consolidated Statements of Comprehensive Income

	Year Ended March 31,		
(Amounts in thousands)	2023 ($)	2022 ($)	2021 ($)
Net income	96,574	67,319	40,099
Other comprehensive (loss) income:			
Foreign currency translation adjustments	(3,752)	(44)	4,791
Cash flow hedging activity, net of taxes of $(41), $(142) and $(156), respectively	156	533	587
Pension and other postretirement effects, net of taxes of $(67), $(138) and $(34), respectively	261	433	72
Other comprehensive income (loss)	(3,335)	922	5,450
Comprehensive income	93,239	68,241	45,549
Less: Comprehensive income attributable to redeemable noncontrolling interest	(139)	(934)	—
COMPREHENSIVE INCOME ATTRIBUTABLE TO CSW INDUSTRIALS, INC.	**93,100**	**67,307**	**45,549**

See accompanying notes to consolidated financial statements.

CSW Industrials, Inc.
Consolidated Statements of Equity

(Amounts in thousands)	Common Stock ($)	Treasury Shares ($)	Additional Paid-In Capital ($)	Retained Earnings ($)	Accumulated Other Comprehensive Loss ($)	Total Equity ($)
Balance at March 31, 2020	159	(75,377)	48,327	318,702	(11,446)	280,365
Share-based compensation	—	—	5,085	—	—	5,085
Stock activity under stock plans	2	(2,812)	(2)	—	—	(2,812)
Reissuance of treasury shares	—	51,405	51,233	—	—	102,638
Repurchase of common shares	—	(7,291)	—	—	—	(7,291)
Net income	—	—	—	40,099	—	40,099
Dividends	—	—	47	(8,132)	—	(8,085)
Other comprehensive income, net of tax	—	—	—	—	5,450	5,450
Balance at March 31, 2021	161	(34,075)	104,690	350,669	(5,996)	415,449
Share-based compensation	—	—	8,450	—	—	8,450
Stock activity under stock plans	1	(4,884)	—	—	—	(4,883)
Reissuance of treasury shares	—	6,938	(289)	—	—	6,649
Repurchase of common shares	—	(14,427)	—	—	—	(14,427)
Net income	—	—	—	66,385	—	66,385
Dividends	—	—	73	(9,532)	—	(9,459)
Other comprehensive income, net of tax	—	—	—	—	922	922
Balance at March 31, 2022	162	(46,448)	112,924	407,522	(5,074)	469,086
Share-based compensation	—	—	9,752	—	—	9,752
Stock activity under stock plans	1	(3,417)	—	—	—	(3,416)
Reissuance of treasury shares	—	2,786	578	—	—	3,364
Repurchase of common shares	—	(35,655)	—	—	—	(35,655)
Net income	—	—	—	96,435	—	96,435
Dividends	—	—	82	(10,638)	—	(10,556)
Other comprehensive income, net of tax	—	—	—	—	(3,335)	(3,335)
BALANCE AT MARCH 31, 2023	**163**	**(82,734)**	**123,336**	**493,319**	**(8,409)**	**525,675**

See accompanying notes to consolidated financial statements.

CSW Industrials, Inc.
Consolidated Statements of Cash Flows

| | Year Ended March 31, | | |
| | 2023 | 2022 | 2021 |
(Amounts in thousands)	($)	($)	($)
Cash flows from operating activities:			
Net income	96,574	67,319	40,099
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	12,838	11,572	9,194
Amortization of intangible and other assets	22,716	25,314	13,843
Provision for inventory reserves	1,522	1,553	1,558
Provision for doubtful accounts	2,013	1,498	696
Share-based and other executive compensation	9,751	8,450	5,086
Net gain on disposals of property, plant and equipment	104	(85)	(23)
Net pension benefit	150	31	163
Impairment of intangible assets	156	—	—
Net deferred taxes	(6,011)	(3,261)	(1,798)
Changes in operating assets and liabilities:			
Accounts receivable	1,105	(26,729)	(7,219)
Inventories	(11,422)	(49,403)	(3,377)
Prepaid expenses and other current assets	(1,282)	3,479	(4,246)
Other assets	458	626	(1,532)
Accounts payable and other current liabilities	(7,000)	27,983	13,856
Retirement benefits payable and other liabilities	(219)	742	(46)
Net cash provided by operating activities	**121,453**	**69,089**	**66,254**
Cash flows from investing activities:			
Capital expenditures	(13,951)	(15,653)	(8,833)
Proceeds from sale of assets held for investment	—	—	6,152
Proceeds from sale of assets	120	139	30
Cash paid for acquisitions	(58,335)	(35,942)	(287,238)
Net cash used in investing activities	**(72,166)**	**(51,456)**	**(289,889)**

CSW Industrials, Inc.
Consolidated Statements of Cash Flows

	Year Ended March 31,		
(Amounts in thousands)	2023 ($)	2022 ($)	2021 ($)
Cash flows from financing activities:			
Borrowings on lines of credit	143,177	94,000	255,000
Repayments of lines of credit	(142,952)	(83,561)	(23,561)
Payments of deferred loan costs	(710)	(2,328)	(148)
Purchase of treasury shares	(39,072)	(19,311)	(10,489)
Proceeds from stock option activity	272	1,327	1,330
Proceeds from acquisition of redeemable noncontrolling interest shareholder	3,000	6,293	—
Dividends paid to shareholders	(10,555)	(9,459)	(8,083)
Net cash (used in) provided by financing activities	**(46,840)**	**(13,039)**	**214,049**
Effect of exchange rate changes on cash and equivalents	(611)	1,937	1,336
Net change in cash and cash equivalents	1,836	6,531	(8,250)
Cash and cash equivalents, beginning of period	16,619	10,088	18,338
CASH AND CASH EQUIVALENTS, END OF PERIOD	**18,455**	**16,619**	**10,088**
Supplemental non-cash disclosure:			
Cash paid during the year for interest	12,502	4,955	1,875
Cash paid during the year for income taxes	41,476	20,485	14,021

See accompanying notes to consolidated financial statements.

CSW Industrials, Inc.
Notes to Consolidated Financial Statements

1. Organization and Operations and Summary of Significant Accounting Policies

CSWI is a diversified industrial growth company with a strategic focus on providing niche, value-added products in the end markets we serve. We operate in three business segments: Contractor Solutions, Engineered Building Solutions and Specialized Reliability Solutions. Our products include mechanical products for heating, ventilation, air conditioning and refrigeration ("HVAC/R"), plumbing products, grilles, registers and diffusers ("GRD"), building safety solutions and high-performance specialty lubricants and sealants. End markets that we serve include HVAC/R, architecturally-specified building products, general industrial, plumbing, energy, rail transportation and mining. Drawing on our innovative and proven technologies, we seek to deliver solutions to our professional customers that require superior performance and reliability. The reputation of our product portfolio is built on more than 100 well-respected brand names, such as AC Guard™, Air Sentry®, Cover Guard™, Deacon®, Falcon Stainless®, Greco®, Jet-Lube®, Kopr-Kote®, Leak Freeze®, Metacaulk®, No. 5®, OilSafe®, Safe-T-Switch®, Shoemaker Manufacturing®, Smoke Guard®, TRUaire® and Whitmore®.

The COVID-19 pandemic and its resulting impacts had an overall negative impact on our financial results in the prior fiscal years ended March 31, 2022 and March 31, 2021. During our current fiscal year ended March 31, 2023, the direct and indirect impacts of the COVID-19 pandemic on our consolidated operating results were immaterial as economic activities recovered and the effects of the pandemic lessened. While the Federal COVID-19 Public Health Emergency Declaration expired on May 11, 2023, the extent to which the COVID-19 pandemic impacts our business, results of operations, and financial condition will depend on future developments, which are highly uncertain and cannot be predicted. As such, we cannot reasonably estimate the future impact of the COVID-19 pandemic at this time.

We are closely monitoring the Russian invasion of Ukraine and its global impact. We have no operations, employees or assets in Russia, Belarus or Ukraine, nor do we source goods or services of any material amount from those countries, whether directly or indirectly. Shortly after the Russian invasion of Ukraine began in February 2022, we indefinitely suspended all commercial activities in Russia. During the fiscal year ended March 31, 2023, we had no sales into Belarus or Ukraine. While the conflict continues to evolve and the outcome remains highly uncertain, we do not currently believe the Russia-Ukraine conflict will have a material impact on our business and results of operations. However, if the Russia-Ukraine conflict continues or worsens, leading to greater global economic or political disruptions and uncertainty, our business and results of operations could be materially impacted as a result.

Basis of Presentation

The consolidated financial position, results of operations and cash flows included in this Annual Report on Form 10-K for the fiscal year ended March 31, 2023 ("Annual Report") include all

revenues, costs, assets and liabilities directly attributable to CSWI and have been prepared in accordance with United States ("U.S.") generally accepted accounting principles ("GAAP"). The consolidated financial statements are for us and our consolidated subsidiaries, each of which is a wholly-owned subsidiary, except our 50% investment in a variable interest entity for which we have determined that we are the primary beneficiary and therefore have consolidated into our financial statements. All significant intercompany transactions have been eliminated in consolidation.

Variable Interest Entities

We evaluate whether an entity is a variable interest entity ("VIE") and determine if the primary beneficiary status is appropriate on a quarterly basis. We consolidate a VIE for which we are the primary beneficiary. When assessing the determination of the primary beneficiary, we consider all relevant facts and circumstances, including: the power to direct the activities of the VIE that most significantly impact the VIE's economic performance, the obligation to absorb the expected losses and/or the right to receive the expected returns of the VIE. Through this evaluation, we determined that the Whitmore JV is a VIE and the Company is the primary beneficiary of this VIE, primarily due to Whitmore having the power to direct the manufacturing activities, which are considered the most significant activities for the Whitmore JV.

Use of Estimates

The process of preparing financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect reported amounts of certain assets, liabilities, revenues and expenses. We believe our estimates and assumptions are reasonable; however, actual results may differ materially from such estimates. The most significant estimates and assumptions are used in determining:

- Timing and amount of revenue recognition;
- Deferred taxes and tax reserves; and
- Valuation of goodwill and indefinite-lived intangible assets.

Cash and Cash Equivalents

We consider all highly liquid instruments purchased with original maturities of three months or less and money market accounts to be cash equivalents. We maintain our cash and cash equivalents at financial institutions for which the combined account balances in individual institutions may exceed insurance coverage and, as a result, there is a concentration of credit risk related to amounts on deposit in excess of insurance coverage. We had deposits in domestic banks of $10.1 million and $11.3 million at March 31, 2023 and 2022, respectively, and balances of $8.4 million and $5.3 million were held in foreign banks at March 31, 2023 and 2022, respectively.

Accounts Receivable, Allowance for Doubtful Accounts and Credit Risk

Trade accounts receivables are recorded at the invoiced amounts and do not bear interest. We record an allowance for credit losses on trade receivables that, when deducted from the gross trade receivables balance, presents the net amount expected to be collected. We estimate the allowance based on an aging schedule and according to historical losses as determined from our billings and collections history. This may be adjusted after consideration of customer-specific factors such as financial difficulties, liquidity issues or insolvency, as well as both current and forecasted macroeconomic conditions as of the reporting date. We adjust the allowance and recognize credit losses in the income statement each period. Trade receivables are written off against the allowance in the period when the receivable is deemed to be uncollectible. Subsequent recoveries of amounts previously written off are reflected as a reduction to periodic credit losses in the income statement. Our allowance for expected credit losses for short-term receivables as of March 31, 2023 was $1.4 million, compared to $1.2 million as of March 31, 2022.

Credit risks are mitigated by the diversity of our customer base across many different industries and by performing creditworthiness analyses on our customers. Additionally, we mitigate credit risk through letters of credit and advance payments received from our customers. We do not believe that we have any significant concentrations of credit risk.

Inventories and Related Reserves

Inventories are stated at the lower of cost or net realizable value and include raw materials, supplies, direct labor and manufacturing overhead. Inventories are accounted for using a standard costing methodology, which approximates cost on a first-in, first-out ("FIFO") basis.

Reserves are provided for slow-moving or excess and obsolete inventory based on the difference between the cost of the inventory and its net realizable value and by reviewing quantities on hand in comparison with historical and expected future usage. In estimating the reserve for excess or slow-moving inventory, management considers factors such as product aging, current and future customer demand and market conditions.

Property, Plant and Equipment

Property, plant and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the individual assets. When property, plant and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and the resulting gain or loss is included in income from operations for the period. Generally, the estimated useful lives of assets are:

Land improvements	5	to	40 years
Buildings and improvements	7	to	40 years
Plant, office and lab equipment	5	to	10 years

We review property, plant and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable.

Repairs and maintenance costs are expensed as incurred, and significant improvements that either extend the useful life or increase the capacity or efficiency of property and equipment are capitalized and depreciated.

Valuation of Goodwill and Intangible Assets

The value of goodwill is tested for impairment at least annually as of January 31 or whenever events or circumstances indicate such assets may be impaired. The identification of our reporting units began at the operating segment level and considered whether components one level below the operating segment levels should be identified as reporting units for purpose of testing goodwill for impairment based on certain conditions. These conditions included, among other factors, (i) the extent to which a component represents a business and (ii) the aggregation of economically similar components within the operating segments. Other factors that were considered in determining whether the aggregation of components was appropriate included the similarity of the nature of the products and services, the nature of the production processes, the methods of distribution and the types of industries served.

Accounting Standards Codification ("ASC") 350 allows an optional qualitative assessment, prior to a quantitative assessment test, to determine whether it is more likely than not that the fair value of a reporting unit exceeds its carrying amount. We bypassed the qualitative assessment and proceeded directly to the quantitative test. If the carrying value of a reporting unit exceeds it fair value, the goodwill of that reporting unit is impaired and an impairment loss is recorded equal to the excess of the carrying value over its fair value. We estimate the fair value of our reporting units based on an income approach, whereby we calculate the fair value of a reporting unit base on the present value of estimated future cash flows. A discounted cash flow analysis requires us to make various judgmental assumptions about future sales, operating margins, growth rates and discount rates, which are based on our budgets, business plans, economic projections, anticipated future cash flows and market participants and are considered non-recurring Level III inputs within the fair value hierarchy. No goodwill impairment loss was recognized as a result of the impairment tests for the years ended March 31, 2023, 2022 or 2021.

We have intangible assets consisting of patents, trademarks, customer lists and non-compete agreements. Definite-lived intangible assets are assessed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. In addition, we have other trademarks and license agreements that are considered to have indefinite lives. We test indefinite-lived intangible assets for impairment at least annually as of January 31 or whenever events or circumstances indicate that the carrying amount may not be recoverable. Significant assumptions used in the impairment test include the discount rate, royalty rate, future sales projections and terminal value growth rate. These inputs are considered non-recurring Level III inputs within the fair value hierarchy. An impairment loss would be recognized when estimated future cash flows are less than their carrying amount. We recorded no impairment of intangible assets for the years ended March 31, 2023, 2022 and 2021, respectively.

Property Held for Investment

One of our non-operating subsidiaries holds and manages a non-operating property, which is valued at lower of cost or market and will be disposed of as opportunities arise to maximize value.

Deferred Loan Costs

Deferred loan costs related to our credit facility, which are reported in other assets and consist of fees and other expenses associated with debt financing, are amortized over the term of the associated debt using the effective interest method.

Fair Values of Financial Instruments

Our financial instruments are presented at fair value in our consolidated balance sheets, with the exception of our long-term debt, as discussed in Note 8. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models may be applied.

Assets and liabilities recorded at fair value in our consolidated balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values. Hierarchical levels, as defined by Accounting Standards Codification ("ASC") 820, "Fair Value Measurements and Disclosures," are directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities. An asset or a liability's categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation. Hierarchical levels are as follows:

Level I – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level II – Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.

Level III – Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

Recurring fair value measurements are limited to redeemable noncontrolling interest and investments in derivative instruments. The redemption value of the redeemable noncontrolling interest is estimated using a discounted cash flow analysis, which

requires management judgment with respect to future revenue, operating margins, growth rates and discount rates and is classified as Level III under the fair value hierarchy. The fair value measurements of our derivative instruments are determined using models that maximize the use of the observable market inputs including interest rate curves and both forward and spot prices for currencies, and are classified as Level II under the fair value hierarchy. The redemption value of the redeemable noncontrolling interest is discussed in Note 3. The fair values of our derivative instruments are included in Note 10.

Leases

We determine if a contract is or contains a lease at inception by evaluating whether the contract conveys the right to control the use of an identified asset. Right-of-Use ("ROU") assets and lease liabilities are initially recognized at the commencement date based on the present value of remaining lease payments over the lease term calculated using our incremental borrowing rate, unless the implicit rate is readily determinable. ROU assets represent the right to use an underlying asset for the lease term, including any upfront lease payments made and excluding lease incentives. Lease liabilities represent the obligation to make future lease payments throughout the lease term. As most of our operating leases do not provide an implicit rate, we apply our incremental borrowing rate to determine the present value of remaining lease payments. Our incremental borrowing rate is determined based on information available at the commencement date of the lease. The lease term includes renewal periods when we are reasonably certain to exercise the option to renew. The ROU asset is amortized over the expected lease term. Lease and non-lease components, when present on our leases, are accounted for separately. Leases with an initial term of 12 months or less are excluded from recognition in the balance sheet, and the expense for these short-term leases and for operating leases is recognized on a straight-line basis over the lease term. We have certain lease contracts with terms and conditions that provide for variability in the payment amount based on changes in facts or circumstances occurring after the commencement date. These variable lease payments are recognized in our consolidated income statements as the obligation is incurred. As of March 31, 2023, we did not have material leases that imposed significant restrictions or covenants, material related party leases or sale-leaseback arrangements.

Derivative Instruments and Hedge Accounting

We do not use derivative instruments for trading or speculative purposes. We enter into interest rate swap agreements for the purpose of hedging our cash flow exposure to floating interest rates on certain portions of our debt. All derivative instruments are recognized on the balance sheet at their fair values. Changes in the fair value of a designated interest rate swap are recorded in other comprehensive loss until earnings are affected by the underlying hedged item. Any ineffective portion of the gain or loss is immediately recognized in earnings. Upon settlement, realized gains and losses are recognized in interest expense in the consolidated statements of operations.

We discontinue hedge accounting when (1) we deem the hedge to be ineffective and determine that the designation of the derivative as a hedging instrument is no longer appropriate; (2) the derivative matures, terminates or is sold; or (3) occurrence of the contracted or committed transaction is no longer probable or will not occur in the originally expected period. When hedge accounting is discontinued and the derivative remains outstanding, we carry the derivative at its estimated fair value on the balance sheet, recognizing changes in the fair value in current period earnings. If a cash flow hedge becomes ineffective, any deferred gains or losses remain in accumulated other comprehensive loss until the underlying hedged item is recognized. If it becomes probable that a hedged forecasted transaction will not occur, deferred gains or losses on the hedging instrument are recognized in earnings immediately.

We are exposed to risk from credit-related losses resulting from nonperformance by counterparties to our financial instruments. We perform credit evaluations of our counterparties under forward exchange contracts and interest rate swap agreements and expect all counterparties to meet their obligations. If necessary, we adjust the values of our derivative contracts for our or our counterparties' credit risk.

Pension Obligations

Determination of pension benefit obligations is based on estimates made by management in consultation with independent actuaries. Inherent in these valuations are assumptions including discount rates, expected rates of return on plan assets, retirement rates, mortality rates and rates of compensation increase and other factors, all of which are reviewed annually and updated if necessary. Current market conditions, including changes in rates of return, interest rates and medical inflation rates, are considered in selecting these assumptions. Actuarial gains and losses and prior service costs are recognized in accumulated other comprehensive loss as they arise, and we amortize these costs into net pension expense over the remaining expected service period. We used a measurement date of March 31 for all periods presented.

Redeemable Noncontrolling Interests

Noncontrolling interests with redemption features that are not solely within our control are considered redeemable noncontrolling interests. Our redeemable noncontrolling interest relates to Shell's 50% equity interest in the Whitmore JV and is classified in temporary equity that is reported between liabilities and shareholders' equity on our Consolidated Balance Sheets initially at its formation-date fair value. We adjust the redeemable noncontrolling interest each reporting period for the net income (or loss) attributable to the noncontrolling interest. We also make a measurement period adjustment, if any, to adjust the redeemable noncontrolling interest to the higher of the redemption value or carrying value each reporting period. These adjustments are recognized through retained earnings and are not reflected in net income or net income attributable to CSWI. The redemption value of the redeemable noncontrolling interest is estimated using a discounted cash flow analysis, which requires management judgment with respect to future revenue, operating margins, growth rates and discount rates. Net income (loss) attributable to the redeemable noncontrolling interests are presented as a separate line on the consolidated statements of operations which is necessary to identify those income (loss) specifically attributable to CSWI. The financial results and position of the redeemable noncontrolling interest acquired through the formation of the Whitmore JV are included in their entirety in our consolidated statements of operations and consolidated balance sheets beginning with the first quarter of fiscal 2022.

When calculating earnings per share attributable to CSWI, we adjust net income attributable to CSWI for the excess portion of the measurement period adjustment to the extent the redemption value exceeds both the carrying value and the fair value of the redeemable noncontrolling interest on a cumulative basis. Refer to Note 3 for further information regarding the redeemable noncontrolling interest.

Revenue Recognition

We recognize revenues to depict the transfer of control of promised goods or services to our customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services. Refer to Note 19 for further discussion. We recognize revenue when all of the following criteria have been met: (i) a contract with a customer exists, (ii) performance obligations have been identified, (iii) the price to the customer has been determined, (iv) the price to the customer has been allocated to the performance obligations, and (v) performance obligations are satisfied, which are more fully described below.

(i) We identify a contract with a customer when a sales agreement indicates approval and commitment of the parties; identifies the rights of the parties; identifies the payment terms; has commercial substance; and it is probable that we will collect the consideration to which we will be entitled in exchange for the goods or services that will be transferred to the customer. In most instances, our contract with a customer is the customer's purchase order. For certain customers, we may also enter into a sales agreement that outlines a framework of terms and conditions that apply to all future purchase orders for that customer. In these situations, our contract with the customer is both the sales agreement and the specific customer purchase order. Because our contract with a customer is typically for a single transaction or customer purchase order, the duration of the contract is one year or less. As a result, we have elected to apply certain practical expedients and, as permitted by the Financial Accounting Standards Board ("FASB"), omit certain disclosures of remaining performance obligations for contracts that have an initial term of one year or less.

(ii) We identify performance obligations in a contract for each promised good or service that is separately identifiable from other promises in the contract and for which the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer. Goods and services provided to our customers that are deemed immaterial are included with other performance obligations.

(iii) We determine the transaction price as the amount of consideration we expect to be entitled to in exchange for fulfilling the performance obligations, including the effects of any variable consideration.

(iv) For any contracts that have more than one performance obligation, we allocate the transaction price to each performance obligation in an amount that depicts the amount of consideration to which we expect to be entitled in exchange for satisfying each performance obligation. We have excluded disclosure of the transaction price allocated to remaining performance obligations if the performance obligation is part of a contract that has an original expected duration of one year or less as the majority of our contracts are short-term in nature with a term of one year or less.

(v) We recognize revenue when, or as, we satisfy the performance obligation in a contract by transferring control of a promised good or service to the customer.

We exclude from the measurement of the transaction price all taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction and collected from a customer. As such, we present revenue net of sales and other similar taxes. Shipping and handling costs associated with outbound freight after control over a product has transferred to a customer are accounted for as a fulfillment cost and are included in cost of revenues. Costs to obtain a contract, which include sales commissions recorded in selling, general and administrative expense, are expensed when incurred as the amortization period is one year or less. We do not have customer contracts that include significant financing components.

Research and Development ("R&D")

R&D costs are expensed as incurred. Costs incurred for R&D primarily include salaries and benefits and consumable supplies, as well as rent, professional fees, utilities and the depreciation of property and equipment used in R&D activities. R&D costs included in selling, general and administrative expense were $4.8 million, $4.8 million and $4.5 million for the years ended March 31, 2023, 2022 and 2021, respectively.

Share-based Compensation

Share-based compensation is measured at the grant-date fair value. The exercise price of stock option awards and the fair value of restricted share awards are set at the closing price of our common stock on the Nasdaq Global Select Market on the date of grant, which is the date such grants are authorized by our Board of Directors. The fair value of performance-based restricted share awards is determined using a Monte Carlo simulation model incorporating all possible outcomes against the Russell 2000 Index. The fair value of share-based payment arrangements is amortized on a straight-line basis to compensation expense over the period in which the restrictions lapse based on the expected number of shares that will vest. To cover the exercise of options and vesting of restricted shares, we generally issue new shares from our authorized but unissued share pool, although we may instead issue treasury shares in certain circumstances.

Income Taxes, Deferred Taxes, Tax Valuation Allowances and Tax Reserves

We apply the liability method in accounting and reporting for income taxes. Under the liability approach, deferred tax assets and liabilities are determined based upon the difference between the financial statement carrying amounts and the tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax rates expected to be in effect when these differences are expected to reverse. The effect on deferred tax assets and liabilities resulting from a change in tax rates is recognized in the period that includes the enactment date. The deferred income tax assets are adjusted by a valuation allowance, if necessary, to recognize future tax benefits only to the extent, based on available evidence, that it is more likely than not to be realized. This analysis is performed on a jurisdictional basis and reflects our ability to utilize these deferred tax assets through a review of past, current and estimated future taxable income in addition to the establishment of viable tax strategies that will result in the utilization of the deferred assets.

We recognize income tax related interest and penalties, if any, as a component of income tax expense.

Unremitted Earnings

During the fiscal quarter ended March 31, 2023, we lifted our assertion that the earnings of Greco Canada are indefinitely invested outside of the U.S. During the fiscal quarter ended March 31, 2019, we lifted our assertion that the earnings of our United Kingdom ("U.K.") and Australian subsidiaries were indefinitely invested outside of the U.S. During the fiscal quarter ended September 30, 2020, we lifted our assertion that the earnings of our Jet Lube Canada subsidiary were indefinitely invested outside of the U.S. We assert that the foreign earnings of the U.K., Australian, Vietnam and Canada subsidiaries will be remitted to the U.S. through distributions, and have made provisions for taxes that may become payable upon distribution of earnings accordingly. As of March 31, 2023, we are not indefinitely reinvested outside of the U.S.

Uncertain Tax Positions

We establish income tax liabilities to remove some or all of the income tax benefit of any of our income tax positions based upon one of the following: (1) the tax position is not "more likely than not" to be sustained, (2) the tax position is "more likely than not" to be sustained, but for a lesser amount or (3) the tax position is "more likely than not" to be sustained, but not in the financial period in which the tax position was originally taken. The amount of income taxes we pay is subject to ongoing audits by federal, state, and foreign taxing authorities, which often result in proposed assessments. We establish reserves for open tax years for uncertain tax positions that may be subject to challenge by various taxing authorities. The consolidated tax provision and related accruals include the impact of such reasonably estimable losses and related interest and penalties as deemed appropriate.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities. The determination is based on the technical merits of the position and presumes that each uncertain tax position will be examined by the relevant taxing authority that has full knowledge of all relevant information. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

Earnings Per Share

We use the two-class method of calculating earnings per share, which determines earnings per share for each class of common stock and participating security as if all earnings of the period had been distributed. If the holders of restricted stock awards are entitled to vote and receive dividends during the restriction period, unvested shares of restricted stock qualify as participating securities and, accordingly, are included in the basic computation of earnings per share. Our unvested restricted shares participate on an equal basis with common shares; therefore, there is no difference in undistributed earnings allocated to each participating security. Accordingly, the presentation in Note 11 is prepared on a combined basis and is presented as earnings per common share. Diluted earnings per share is based on the weighted average number of shares as determined for basic earnings per share plus shares potentially issuable in connection with stock options and restricted stock awards not entitled to vote and receive dividends during the restriction period.

Foreign Currency Translation

Assets and liabilities of our foreign subsidiaries are translated to U.S. dollars at exchange rates prevailing at the balance sheet date, while income and expenses are translated at average rates for each month. Translation gains and losses are reported as a component of accumulated other comprehensive loss. Transactional currency gains and losses arising from transactions in currencies other than our sites' functional currencies are included in our consolidated statements of operations.

Transaction and translation gains and losses arising from intercompany balances are reported as a component of accumulated other comprehensive loss when the underlying transaction stems from a long-term equity investment or from debt designated as not due in the foreseeable future. Otherwise, we recognize transaction gains and losses arising from intercompany transactions as a component of income.

Segments

We conduct our operations through three business segments based on how we manage the business. Our Chief Executive Officer views our business, assesses performance and allocates resources using financial information generated and reported at the reportable segment level. We evaluate segment performance and allocate resources based on each reportable segment's operating income. Our reportable segments are as follows:

1. *Contractor Solutions*, which manufactures efficiency and performance enhancing products predominantly for residential and commercial HVAC/R and plumbing applications, which are designed primarily for the professional trades. This segment is comprised primarily of our RectorSeal and Shoemaker operating companies.

2. *Engineered Building Solutions*, which provides primarily code-driven products focused on life safety that are engineered to provide aesthetically-pleasing solutions for the construction, refurbishment and modernization of commercial, institutional, and multi-family residential buildings. This segment is comprised of our Balco, Greco and Smoke Guard operating companies.

3. *Specialized Reliability Solutions*, which provides products for increasing the reliability, performance and lifespan of industrial assets and solving equipment maintenance challenges. This segment is comprised primarily of our Whitmore operating company and the Whitmore JV.

Intersegment sales and transfers are recorded at cost plus a profit margin, with the revenues and related margin on such sales eliminated in consolidation. We do not allocate share-based compensation expense, interest expense, interest income or other income, net to our segments. Our corporate headquarters does not constitute a separate segment. The Eliminations and Other segment information is included to reconcile segment data to the consolidated financial statements and includes assets and expenses primarily related to corporate functions and excess non-operating properties.

Accounting Developments

Pronouncements Implemented

In October 2021, the Financial Accounting Standards Board ("FASB") issued an Accounting Standards Update ("ASU") No. 2021-08, "Accounting for Contract Assets and Contract Liabilities from Contracts with Customers." This update improves comparability for both the recognition and measurement of acquired customer revenue contracts at the date of and after a business combination. The amendments are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years and should be applied prospectively to business combinations occurring on or after the effective date of the amendments. The Company early adopted the ASU 2021-08 on a prospective basis on April 1, 2022 and did not have a material impact on our condensed consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, "Reference Rate Reform (Topic 848) Facilitation of the Effects of Reference Rate Reform on Financial Reporting." This update provides optional guidance for a limited period of time to ease potential accounting impacts associated with transitioning away from reference rates that are expected to be discontinued, such as interbank offered rates and London Interbank Offered Rate ("LIBOR"). This ASU includes practical expedients for contract modifications due to reference rate reform. Generally, contract modifications related to reference rate reform may be considered an event that does not require remeasurement or reassessment of a previous accounting determination at the modification date. This ASU is effective for all entities through December 31, 2022. In December 2022, the FASB issued ASU 2022-06 to defer the sunset date of Topic 848 from December 31, 2022 to December 31, 2024. As discussed in Note 8, the Company terminated our interest rate swap agreement in January 2023 and therefore, will not apply the practical expedients and exceptions as required by the ASU. As discussed in Note 8, the

Company's Second Amendment replaced the LIBOR Rate with individualized metrics based on the specific denomination of borrowings, including a metric based on Term SOFR (as defined in the Second Credit Agreement) for borrowings denominated in U.S. Dollars. The transition of LIBOR did not have a material impact on our consolidated financial statements. The adoption of this ASU did not have an impact on our consolidated financial condition and results of operations.

2. Acquisitions

Falcon Stainless, Inc.

On October 4, 2022, we acquired 100% of the outstanding equity of Falcon Stainless, Inc ("Falcon"), based in Temecula, California, for an aggregate purchase price of $37.1 million (including $1.0 million cash acquired), comprising cash consideration of $34.6 million and an additional payment of $2.5 million due one-year from the acquisition date assuming certain business conditions are met. The cash consideration was funded with cash on hand and borrowings under our existing Revolving Credit Facility (as defined in Note 8). Falcon's products are well-known among the professional trades for supplying enhanced water flow delivery and supplement our Contractor Solutions segment's existing product portfolio.

The Falcon acquisition was accounted for as a business combination under FASB Accounting Standards Codification Topic 805, Business Combinations ("Topic 805"). The excess of the purchase price over the preliminary fair value of the identifiable assets acquired was $17.4 million allocated to goodwill, which represents the value expected to be obtained from owning products that are complementary to our existing plumbing offerings and provide a meaningful value proposition to our customers. The preliminary allocation of the fair value of the assets acquired comprises customer lists ($17.7 million), trademarks ($4.7 million), accounts receivable ($1.4 million), cash ($1.0 million), inventory ($0.7 million), other current asset ($0.1 million) and other assets ($2.9 million), net of current liabilities (0.5 million) and other liabilities ($8.3 million). Customer lists are being amortized over 15 years, while trademarks and goodwill are not being amortized. The Company's evaluation of the facts and circumstances available as of October 4, 2022, to assign fair values to assets acquired is ongoing. We expect to finalize the purchase price allocation as soon as practicable, but no later than one year from the acquisition date. Goodwill and all intangible assets are not deductible for income tax purposes. Falcon activity has been included in our Contractor Solutions segment since the acquisition date. No pro forma information has been provided due to immateriality.

Cover Guard, Inc. and AC Guard, Inc.

On July 8, 2022, we acquired the assets of Cover Guard, Inc. ("CG") and AC Guard, Inc. ("ACG"), based in Orlando, Florida, for an aggregate purchase price of $18.4 million, comprised of

cash consideration of $18.0 million and additional contingent considerations initially measured at $0.4 million based on CG and ACG meeting defined financial targets over a period of 5 years. In conjunction with the acquisition, we agreed to pay an additional $3.7 million, comprised of cash consideration of $1.5 million and 5-year annuity payments (value of $2.2 million) to a third party to secure the related intellectual property. The total cash consideration at closing of $19.5 million was funded with cash on hand and borrowings under our existing Revolving Credit Facility (as defined in Note 8). CG and ACG product lines further expand Contractor Solutions' offering of leading HVAC/R accessories, including lineset covers and HVAC/R condenser protection cages. Through these differentiated products, our Contractor Solutions segment expects to achieve incremental ductless and ducted HVAC/R market penetration. As of the acquisition date, the estimated fair value of the contingent consideration was classified as a long-term liability of $0.4 million and was determined using an option pricing model simulation that determines an average projected payment value across numerous iterations.

The CG and ACG acquisition was accounted for as a business combination under Topic 805. The excess of the purchase price over the preliminary fair value of the identifiable assets acquired was $1.7 million allocated to goodwill, which represents the value expected to be obtained from owning products that are complementary to our existing HVAC/R and plumbing offerings and provide a meaningful value proposition to our customers. The preliminary allocation of the fair value of the assets acquired included customer lists ($9.8 million), patent ($1.8 million), trademarks ($0.7 million), inventory ($3.1 million), accounts receivable ($1.0 million) and equipment ($0.3 million). Customer lists and patents are being amortized over 15 years and 10 years, respectively, while trademarks and goodwill are not being amortized. The Company's evaluation of the facts and circumstances available as of July 8, 2022, to assign fair values to assets acquired is ongoing. We expect to finalize the purchase price allocation as soon as practicable, but no later than one year from the acquisition date. Goodwill and all intangible assets are deductible and amortized over 15 years for income tax purposes. CG and ACG activity has been included in our Contractor Solutions segment since the acquisition date. No pro forma information has been provided due to immateriality.

The additional $3.7 million we agreed to pay a third party was accounted for as an acquisition of intellectual property and will be amortized over 15 years.

Shoemaker Manufacturing, LLC

On December 15, 2021, we acquired 100% of outstanding equity of Shoemaker Manufacturing, LLC ("Shoemaker"), based in Cle Elum, Washington, for an aggregate purchase price of $43.6 million, including working capital and closing cash adjustments and expected contingent consideration. Shoemaker offers high-quality customizable GRD for commercial and residential markets, and expands CSWI's HVAC/R product offering and regional exposure in the northwest U.S. The aggregate purchase price was comprised of cash consideration of $38.6 million (including $1.2 million cash acquired), 25,483 shares of the Company's common stock valued at $3.0 million at transaction close and additional contingent consideration of up to $2.0 million based on Shoemaker meeting a defined financial target during the quarter ended March 31, 2022, which was achieved. The cash consideration was funded with cash on hand and borrowings under our existing Revolving Credit Facility. The 25,483 shares of common stock delivered to the sellers as consideration were issued from treasury shares. As of the acquisition date, the estimated fair value of the contingent consideration obligation was classified as a current liability of $2.0 million and was determined using a scenario-based analysis on forecasted future results. In May 2022, the full earn-out amount of $2.0 million was remitted to the sellers due to the performance obligation had been met. During the year ended March 31, 2022, we incurred $0.7 million in transaction expenses in connection with the Shoemaker acquisition, which were included in selling, general and administrative expenses in the Consolidated Statement of Operations under the Contractor Solution segment.

The Shoemaker acquisition was accounted for as a business combination under Topic 805. The excess of the purchase price over the fair value of the identifiable assets acquired was $8.1 million allocated to goodwill, which represents the value expected to be obtained from owning a more extensive GRD product portfolio for the HVAC/R market and increased regional exposure to the northwest U.S. The preliminary allocation of the fair value of the net assets acquired included customer lists ($23.0 million), trademarks ($6.5 million), noncompete agreements ($0.7 million), backlog ($0.3 million), inventory ($3.6 million), accounts receivable ($1.7 million), cash ($1.2 million), equipment ($1.4 million) and prepaid expenses ($0.2 million), net of current liabilities ($3.1 million). Customer lists, noncompete agreements and backlog are being amortized over 15 years, 5 years and 1 month, respectively, while trademarks and goodwill are not being amortized. The Company completed the analysis of tangible assets, intangible assets, liabilities assumed and the related allocation during the three months ended December 31, 2022. Goodwill and all

intangible assets are deductible and amortized over 15 years for income tax purposes. Shoemaker activity has been included in our Contractor Solutions segment since the acquisition date. No proforma information has been provided due to immateriality.

T.A. Industries

On December 15, 2020, we acquired 100% of the outstanding equity of T.A. Industries, Inc. ("TRUaire"), a leading manufacturer of grilles, registers, and diffusers for the residential and commercial HVAC/R end market, based in Santa Fe Springs, California. The acquisition also included TRUaire's wholly-owned manufacturing facility based in Vietnam. The acquisition extended the Company's product offerings to the HVAC market and provided strategic distribution facilities.

The contractual consideration paid for TRUaire included cash of $288.0 million (after working capital and closing cash adjustments) and 849,852 shares of the Company's common stock valued at $97.7 million at transaction close based on the closing market price of the Company's common shares on the acquisition date. The cash consideration was funded through a combination of cash on hand and borrowings under our Revolving Credit Facility. The 849,852 shares of common stock delivered to the sellers as consideration were reissued from treasury shares.

Acquisition Consideration (Amounts in thousands, except for shares)	
Cash[a]	$ 287,986
Common stock (849,852 shares)	97,656
TOTAL CONSIDERATION TRANSFERRED	**$ 385,642**

(a) Amount includes working capital and closing cash adjustments and includes a $1.0 million to be paid to the sellers as a result of an expected tax refund pursuant to the purchase agreement.

The TRUaire acquisition was accounted for as a business combination under Topic 805. Pursuant to Topic 805, the Company allocated the TRUaire purchase price to tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date, December 15, 2020. The excess of the purchase price over those fair values was recorded to goodwill. The Company completed the analysis of tangible assets, intangible assets, liabilities assumed and the related allocation during the three months ended December 31, 2021. The following table summarizes the Company's estimate of the aggregate fair value of the assets acquired and liabilities assumed at the date of acquisition (in thousands).

	Initial Estimated Fair Value ($)	Measurement Period Adjustments ($)	Updated Estimated Fair Value ($)
Cash	1,471	—	1,471
Accounts Receivable, net	13,467	(17)	13,450
Inventory	46,313	(1,300)	45,013
Short-Term Tax Indemnity Assets	5,000	—	5,000
Other Current Assets	1,285	2,103	3,388
Property, Plant and Equipment	28,832	(4,201)	24,631
Trade Name (indefinite life)	43,500	—	43,500
Customer Lists (useful life of 15 years)	194,000	8,500	202,500
Right-Of-Use Assets	49,040	—	49,040
Long-Term Tax Indemnity Assets	7,500	—	7,500
Other Long-term Assets	2,850	(698)	2,152
Accounts Payable	(4,074)	—	(4,074)
Accrued and Other Current Liabilities	(3,678)	(172)	(3,850)
Lease Liabilities - Short-Term	(4,811)	—	(4,811)
Deferred Tax Liabilities	(56,249)	(3,784)	(60,033)
Tax Contingency Reserve	(22,511)	5,190	(17,321)
Lease Liabilities - Long-Term	(45,369)	—	(45,369)
Estimated fair value of net assets acquired	256,566	5,621	262,187
Goodwill	129,169	(5,714)	123,455
TOTAL PURCHASE PRICE	**385,735**	**(93)**	**385,642**

Deferred tax liabilities were established to record the deferred tax impact of purchase price accounting adjustments, primarily related to intangibles assets. Tax contingency reserves relate to uncertain tax positions TRUaire took in the periods prior to the acquisition date.

In accordance with the tax indemnification included in the purchase agreement of TRUaire, the seller provided contractual indemnification to the Company for up to $12.5 million related to uncertain tax positions taken in prior years. During the three months ended March 31, 2021, TRUaire received an audit closing letter from Internal Revenue Service related to calendar 2017, a pre-acquisition tax year. As a result of this, $5.0 million of the relevant tax indemnification was released in accordance with the purchase agreement. The release of the relevant uncertain tax position accrual of $5.3 million was recorded as an income tax benefit for the three months ended March 31, 2021, and the offsetting indemnification expense of $5.0 million was recorded in other expense on the consolidated statement of operations. As of March 31, 2023, $7.5 million tax indemnification asset remains outstanding and is reported in our condensed consolidated balance sheets in prepaid expenses and other current assets. This tax indemnification asset will either be settled by or expire on December 15, 2023.

Goodwill of $123.5 million represents the excess of the purchase price over the fair value of the underlying tangible and intangible assets acquired and liabilities assumed. The acquisition goodwill represents the value expected to be obtained from expanding the Company's product offerings more broadly across the HVAC end market. The goodwill recorded as part of this acquisition is included in the Contractor Solutions segment. The goodwill associated with the acquisition will not be amortized for financial reporting purposes and will not be deductible for income tax purposes.

TRUaire activity has been included in our Contractor Solutions segment since the acquisition date. During the years ended March 31, 2022 and March 31, 2021, the Company incurred and paid $0 and $7.8 million transaction expenses in connection with the TRUaire acquisition. Effective April 1, 2022, TRUaire was fully integrated with RectorSeal, the primary operating company of the Contractor Solutions segment.

Pursuant to Topic 805, unaudited supplemental proforma results of operations for the year ended March 31, 2021 as if the acquisition of TRUaire had occurred on April 1, 2019 are presented below (in thousands, except per share amounts):

	Year Ended March 31, 2021 ($)
Revenue, net	495,788
Net income	47,648
Net earnings per common share:	
Diluted	3.03
Basic	3.05

These proforma results do not present financial results that would have been realized had the acquisition occurred on April 1, 2019, nor are they intended to be a projection of future results. The unaudited proforma results include certain proforma adjustments to net income that were directly attributable to the acquisition, as if the acquisition had occurred on April 1, 2019, including the following:

- Additional depreciation expense of $0.4 million that would have been recognized as a result of the fair value step-up of the property, plant and equipment;

- Additional amortization expense of $9.6 million that would have been recognized as a result of the allocation of purchase consideration to customer lists subject to amortization;

- Estimated additional interest expense of $3.3 million as a result of incurring additional borrowing;

- Income tax effect of the proforma adjustments calculated using a blended statutory income tax rate of 24.5% of $3.2 million.

3. Consolidation of Variable Interest Entity and Redeemable Noncontrolling Interest

Whitmore Joint Venture

On April 1, 2021, Whitmore Manufacturing, LLC ("Whitmore"), a wholly-owned subsidiary of CSWI, completed the formation of a joint venture (the "Whitmore JV") with Pennzoil-Quaker State Company dba SOPUS Products ("Shell"), a wholly-owned subsidiary of Shell Oil Company that comprises Shell's U.S. lubricants business. The formation was consummated through a transaction in which Whitmore sold to Shell a 50% interest in a wholly-owned subsidiary (containing certain existing operating assets) in exchange for consideration of $13.4 million from Shell in the form of cash ($5.3 million) and intangible assets ($8.1 million). The Whitmore JV has been consolidated into the operations of the Company and its activity has been included in our Specialized Reliability Solutions segment since the formation date.

The Whitmore JV is deemed to be a VIE as the equity investors at risk, as a group, lack the characteristics of a controlling financial interest. The major factor that led to the conclusion that the Company is the primary beneficiary of this VIE is that Whitmore has the power to direct the manufacturing activities, which are considered the most significant activities for the Whitmore JV. Whitmore JV's total net assets are presented below (in thousands):

	March 31, 2023 ($)
Cash	7,519
Accounts receivable, net	7,376
Inventories, net	2,971
Prepaid expenses and other current assets	115
Property, plant and equipment, net	11,923
Intangible assets, net	6,478
Other assets	137
TOTAL ASSETS	**36,519**
Accounts payable	6,274
Accrued and other current liabilities	1,417
Other long-term liabilities	66
TOTAL LIABILITIES	**7,757**

For the year ended March 31, 2023, the Whitmore JV generated net income of $0.3 million.

The Whitmore JV's LLC Agreement contains a put option that gives either member the right to sell its 50% equity interest in the Whitmore JV to the other member at a dollar amount equivalent to 90% of the initiating member's equity interest determined based on the fair market value of the Whitmore JV's net assets. This put option can be exercised, at either member's discretion, by providing written notice to the other member after three years from the Whitmore JV's formation, subject to certain timing restrictions. This redeemable noncontrolling interest is recorded at the higher of the redemption value or carrying value each reporting period. Changes in redeemable noncontrolling interest for the year ended March 31, 2023 were as follows (in thousands):

Balance at March 31, 2022	$	15,325
Net income attributable to redeemable noncontrolling interest		139
Contributions from noncontrolling interest		3,000
BALANCE AT MARCH 31, 2023	**$**	**18,464**

4. Goodwill and Intangible Assets

During the three months ended June 30, 2021, we revised our segment structure creating three reportable segments: Contractor Solutions, Engineered Building Solutions and Specialized Reliability Solutions. As part of our segment realignment, we changed our reporting units and reallocated existing goodwill to each of the new reportable segments and associated reporting units, based on management's estimate of the relative fair value of each reporting unit. The result of this reallocation of goodwill has been recast, by reportable segment, as of March 31, 2021.

The changes in the carrying amount of goodwill for the years ended March 31, 2023 and 2022 were as follows (in thousands):

	Contractor Solutions ($)	Engineered Building Solutions ($)	Specialized Reliability Solutions ($)	Total ($)
Balance at April 1, 2021	169,345	22,238	27,212	218,795
Goodwill re-allocation	14,813	2,727	(17,540)	—
TRUaire acquisition	(2,099)	—	—	(2,099)
Shoemaker acquisition	8,115	—	—	8,115
Currency translation	(22)	42	(173)	(153)
Balance at March 31, 2022	190,152	25,007	9,499	224,658
Falcon acquisition	17,417	—	—	17,417
CG and ACG acquisitions	1,686	—	—	1,686
Shoemaker acquisition	6	—	—	6
Currency translation	(101)	(705)	(221)	(1,027)
BALANCE AT MARCH 31, 2023	**209,160**	**24,302**	**9,278**	**242,740**

The following table provides information about our intangible assets for the years ended March 31, 2023 and 2022 (in thousands, except years):

		March 31, 2023		March 31, 2022	
Finite-lived intangible assets:	Wtd Avg Life (Years)	Ending Gross Amount ($)	Accumulated Amortization ($)	Ending Gross Amount ($)	Accumulated Amortization ($)
---	---:	---:	---:	---:	---:
Patents	11	13,608	(8,546)	9,417	(8,065)
Customer lists and amortized trademarks	14	324,472	(81,901)	297,909	(61,368)
Non-compete agreements	5	950	(272)	939	(258)
Other	11	6,377	(2,235)	5,123	(3,957)
FINITE-LIVED INTANGIBLE ASSETS		**345,407**	**(92,954)**	**313,388**	**(73,648)**
TRADE NAMES AND TRADEMARKS NOT BEING AMORTIZED:		**66,450**	**—**	**61,097**	**—**

Amortization expense for the years ended March 31, 2023, 2022 and 2021 was $22.1 million, $24.8 million (including the amortization of inventory purchase accounting adjustment of $3.9 million) and $10.5 million, respectively. The following table presents the estimated future amortization of finite-lived intangible assets for the next five fiscal years ending March 31 (in thousands):

2024	$	22,404
2025		21,525
2026		21,158
2027		20,363
2028		19,982
Thereafter		147,021
TOTAL	**$**	**252,453**

5. Share-Based Compensation

We maintain the shareholder-approved 2015 Equity and Incentive Compensation Plan (the "2015 Plan"), which provides for the issuance of up to 1,230,000 shares of CSWI common stock through the grant of stock options, stock appreciation rights, restricted shares, restricted stock units, performance shares, performance units or other share-based awards, to employees, officers and non-employee directors. As of March 31, 2023, 421,546 shares were available for issuance under the 2015 Plan.

We recorded share-based compensation expense for restricted stock as follows for the years ended March 31, 2023, 2022 and 2021 (in thousands):

	Year Ended March 31,		
	2023 ($)	2022 ($)	2021 ($)
Share-based compensation expense	9,751	8,450	5,085
Related income tax benefit	(2,438)	(2,197)	(1,220)
NET SHARE-BASED COMPENSATION EXPENSE	**7,313**	**6,253**	**3,865**

Stock option activity, which represents outstanding CSWI awards held by CSWI employees resulting from the conversion of Capital Southwest stock options held by former Capital Southwest employees, was as follows:

	Number of Shares	Weighted Average Exercise Price ($)	Remaining Contractual Life (Years)	Aggregate Intrinsic Value (in Millions) ($)
Outstanding and Exercisable at April 1, 2021	63,413	25.23		
Exercised	(52,613)	25.23		
Outstanding and Exercisable at March 31, 2022	10,800	25.23	2.4	1.0
Exercised	(10,800)	25.23		
OUTSTANDING AND EXERCISABLE AT MARCH 31, 2023	**—**	**—**	**0.0**	**—**

No options were granted or vested during the years ended March 31, 2023, 2022 and 2021, and all stock options were vested and recognized prior to the year ended March 31, 2021. The intrinsic value of options exercised during the years ended March 31, 2023, 2022 and 2021 was $1.2 million, $5.8 million and $2.5 million, respectively. Cash received for options exercised during the years ended March 31, 2023, 2022 and 2021 was $0.3 million, $1.3 million and $1.3 million, respectively, and the tax benefit received was $0.3 million, $1.4 million and $0.4 million, respectively. As of March 31, 2023, there were no outstanding stock options.

Restricted stock activity was as follows:

	Year Ended March 31, 2023	
	Number of Shares	Weighted Average Grant Date Fair Value ($)
Outstanding at April 1, 2022	228,331	126.02
Granted	96,877	130.85
Vested	(87,516)	86.01
Canceled	(5,641)	112.60
OUTSTANDING AT MARCH 31, 2023	**232,051**	**138.14**

During the three months ended June 30, 2021, Joe Armes, the Company's Chairman, Chief Executive Officer and President, was awarded special long-term incentive awards with the purpose of retaining him through retirement and promoting successful succession planning and transition practices. Mr. Armes' awards include 31,496 shares of restricted stock (which cliff vest on March 31, 2026), 27,559 performance shares (which vest in equal amounts on each of March 31, 2025, 2026 and 2027, subject to performance criteria being achieved) and 19,685 performance restricted stock units (40% of which vest upon recruiting of a successor CEO and 60% of which vest upon the first employment anniversary of the successor CEO).

During the restriction period, the holders of restricted shares are entitled to vote and receive dividends. Unvested restricted shares outstanding as of March 31, 2023 and 2022 included 99,463 and 102,360 shares (at target), respectively, with performance-based vesting provisions, having vesting ranges from 0-200% based on pre-defined performance targets with

market conditions. Performance-based awards accrue dividend equivalents, which are settled upon (and to the extent of) vesting of the underlying award, and do not have the right to vote until vested. Performance-based awards are earned upon the achievement of objective performance targets and are payable in common shares. Compensation expense is calculated based on the fair market value as determined by a Monte Carlo simulation and is recognized over a 36-month cliff vesting period. We granted 21,087 and 47,845 awards with performance-based vesting provisions during the years ended March 31, 2023 and 2022, respectively, with a vesting range of 0-200%.

At March 31, 2023, we had unrecognized compensation cost related to unvested restricted shares of $19.4 million, which will be amortized into net income over the remaining weighted average vesting period of 2.7 years. The total fair value of restricted shares vested during the years ended March 31, 2023 and 2022 was $10.2 million and $14.2 million, respectively.

6. Inventory

Inventories are stated at the lower of cost or net realizable value and include raw materials, supplies, direct labor and manufacturing overhead. Inventories are accounted for using a standard costing methodology, which approximates cost on a first-in, first-out ("FIFO") basis.

The *Inventories, net* caption in the Consolidated Balance Sheet is comprised of the following components:

	March 31,	
	2023 ($)	2022 ($)
Raw materials and supplies	48,300	46,136
Work in process	5,250	7,471
Finished goods	113,104	100,792
Total inventories	166,654	154,399
Less: Obsolescence reserve	(5,085)	(4,285)
INVENTORIES, NET	**161,569**	**150,114**

7. Details of Certain Consolidated Balance Sheet Captions

Accounts receivable, net consists of the following (in thousands):

	March 31,	
	2023 ($)	2022 ($)
Accounts receivable trade	121,164	120,603
Other receivables	2,954	3,378
	124,118	123,981
Less: Allowance for doubtful accounts	(1,365)	(1,177)
ACCOUNTS RECEIVABLE, NET	**122,753**	**122,804**

Prepaid expenses and other current assets consists of the following (in thousands):

	March 31,	
	2023 ($)	2022 ($)
Prepaid expenses	9,485	8,531
Short-term tax indemnification assets	7,500	—
Income taxes receivable	1,344	690
Current derivative asset	877	—
Other current assets	1,073	1,389
PREPAID EXPENSES AND OTHER CURRENT ASSETS	**20,279**	**10,610**

Property, plant and equipment, net, consist of the following (in thousands):

	March 31,	
	2023 ($)	2022 ($)
Land and improvements	3,226	3,226
Buildings and improvements	52,975	53,346
Plant, office and laboratory equipment	112,271	99,770
Construction in progress	12,466	11,083
	180,938	167,425
Less: Accumulated depreciation	(92,703)	(80,393)
PROPERTY, PLANT AND EQUIPMENT, NET	**88,235**	**87,032**

Depreciation of property, plant and equipment was $12.9 million, $11.6 million and $9.2 million for the years ended March 31, 2023, 2022 and 2021, respectively. Of these amounts, cost of revenues includes $8.4 million, $8.3 million and $7.1 million, respectively.

Other assets consist of the following (in thousands):

	March 31,	
	2023 ($)	2022 ($)
Right-of-use lease assets	59,815	67,076
Long-term tax indemnification assets	2,849	7,500
Deferred financing fees	2,363	2,271
Rent receivable	2,028	2,073
Property held for investment	418	418
Deferred income taxes	462	304
Other	2,584	3,044
OTHER ASSETS	**70,519**	**82,686**

Accrued and other current liabilities consist of the following (in thousands):

	March 31,	
	2023 ($)	2022 ($)
Compensation and related benefits	27,096	21,617
Rebates and marketing agreements	16,158	16,340
Operating lease liabilities	9,784	9,269
Acquisition deferred payments	3,427	3,061
Non-income taxes	1,802	1,949
Billings in excess of costs	637	1,026
Income taxes payable	403	4,266
Other accrued expenses	8,081	11,477
ACCRUED AND OTHER CURRENT LIABILITIES	**67,388**	**69,005**

Other long-term liabilities consists of the following (in thousands):

	March 31,	
	2023 ($)	2022 ($)
Deferred income taxes	62,144	62,810
Operating lease liabilities	55,590	63,275
Tax Reserve	16,509	13,987
Derivative liability	1,021	234
Acquisition deferred payments	1,853	—
OTHER LONG-TERM LIABILITIES	**137,117**	**140,306**

8. Long-Term Debt and Commitments

Debt consists of the following (in thousands):

	March 31,	
	2023 ($)	2022 ($)
Revolving Credit Facility, interest rate of 6.21% and 1.95% (a), respectively	253,000	243,000
Whitmore term loan, interest rate of 0.00% and 2.45% (a), respectively	—	9,775
Total debt	253,000	252,775
Less: Current portion	—	(561)
LONG-TERM DEBT	**253,000**	**252,214**

(a)   *Represents the unhedged interest rate effective on March 31, 2023, and 2022, respectively.*

Revolving Credit Facility Agreement

On December 11, 2015, we entered into a five-year $250.0 million Revolving Credit Facility agreement, with an additional $50.0 million accordion feature, with JPMorgan Chase Bank, N.A., as administrative agent, and the other lenders party thereto. The agreement was amended on September 15, 2017 to allow for multi-currency borrowing with a $125.0 million sublimit and to extend the maturity date to September 15, 2022. On December 1, 2020, the Company entered into an amendment to the Revolving Credit Facility (the "First Credit Agreement") to utilize the accordion feature, thus increasing the commitment from $250.0 million to $300.0 million, and hence eliminating the available incremental commitment by a corresponding amount. On March 10, 2021, the Revolving Credit Facility was amended to facilitate the formation and future operation of the joint venture discussed in Note 3.

On May 18, 2021, we entered into a Second Amended and Restated Credit Agreement (the "Second Credit Agreement"), which replaced the First Credit Agreement and provides for a $400.0 million revolving credit facility that contains a $25.0 million sublimit for the issuance of letters of credit and a $10.0 million sublimit for swingline loans, with an additional $150.0 million accordion feature. The Second Credit Agreement is scheduled to mature on May 18, 2026. The Company incurred a total of $2.3 million in underwriting fees, which are being amortized over the life of the Second Credit Agreement. Borrowings under the Second Credit Agreement bear interest at either base rate plus between 0.25% to 1.5% or LIBOR plus between 1.25% to 2.5%, based on the Company's leverage ratio calculated on a quarterly basis. The base rate is described in the Second Credit Agreement as the highest of (i) the Federal funds effective rate plus 0.50%, (ii) the prime rate quoted by The Wall Street Journal, and (iii) the one-month LIBOR rate plus 1.00%. We pay a commitment fee between 0.15% to 0.4% based on the Company's leverage ratio for the unutilized portion of this facility. Interest and commitment fees are payable monthly and quarterly, respectively, and the outstanding principal balance is due at the maturity date. The Second Credit Agreement is secured by a first priority lien on all tangible and intangible assets and stock issued by the Company and its domestic subsidiaries, subject to specified exceptions, and 65% of the voting equity interests in its first-tier foreign subsidiaries.

On December 15, 2022, the Company entered into an Incremental Assumption Agreement No. 1 and Amendment No. 2 to the Second Credit Agreement (the "Second Amendment") to utilize a portion of the accordion feature, thus increasing the commitment from $400.0 million to $500.0 million, and

concurrently reduced the available incremental accordion by a corresponding amount (the term "Revolving Credit Facility" as used throughout this document refers to the First Credit Agreement, the Second Credit Agreement and the Second Amendment, as applicable). The Second Amendment also replaced the LIBOR Rate with individualized metrics based on the specific denomination of borrowings, including a metric based on Term SOFR (as defined in the Second Credit Agreement) for borrowings denominated in U.S. Dollars. The Company incurred a total of $0.7 million in underwriting fees, which are being amortized over the remaining term of the Revolving Credit Facility.

During the year ended March 31, 2023, we borrowed $143.2 million and repaid $133.2 million under the Revolving Credit Facility. As of March 31, 2023 and 2022, we had $253.0 million and $243.0 million, respectively, in our outstanding balance, which resulted in borrowing capacity under the Revolving Credit Facility of $247.0 million and $157.0 million, respectively. The financial covenants contained in the Revolving Credit Facility require the maintenance of a maximum leverage ratio of 3.00 to 1.00, subject to a temporary increase to 3.75 to 1.00 for 18 months following the consummation of permitted acquisitions with consideration in excess of certain threshold amounts set forth in the Revolving Credit Facility. The Revolving Credit Facility Agreement also requires the maintenance of a minimum fixed charge coverage ratio of 1.25 to 1.00, the calculations and terms of which are defined in the Revolving Credit Facility Agreement. Covenant compliance is tested quarterly, and we were in compliance with all covenants as of March 31, 2023.

Whitmore Term Loan

Prior to January 20, 2023, Whitmore Manufacturing, LLC (one of our wholly-owned operating subsidiaries) maintained a secured term loan related to the warehouse, corporate office building and remodel of the existing manufacturing and R&D facility. The term loan required a payment of $140,000 each quarter. Borrowings under the term loan bore interest at a variable annual rate equal to one-month LIBOR plus 2.0%. On January 20, 2023, the Whitmore Term Loan was paid off using borrowings under our existing Revolving Credit Facility discussed above. As of March 31, 2023 and 2022, Whitmore had $0.0 million and $9.8 million, respectively, in outstanding borrowings under the term loan.

Interest payments under the Whitmore Term Loan were hedged under an interest rate swap agreement until January 9, 2023, when the interest rate swap agreement was terminated.

Future Minimum Debt Payments

Future minimum debt payments are as follows for years ending March 31 (in thousands):

2024	$ —
2025	—
2026	—
2027	253,000
2028	—
Thereafter	—
TOTAL	**$ 253,000**

9. Leases

We have operating leases for manufacturing facilities, offices, warehouses, vehicles and certain equipment. Our leases have remaining lease terms of 1 year to 25 years, some of which include escalation clauses and/or options to extend or terminate the leases. We do not currently have any financing lease arrangements.

	March 31,	
(in thousands)	2023 ($)	2022 ($)
COMPONENTS OF OPERATING LEASE EXPENSES		
Operating lease expense	10,793	9,893
Short-term lease expense	815	326
Total operating lease expense[a]	11,608	10,219

(a) Included in cost of revenues and selling, general and administrative expense

	March 31,	
(in thousands)	2023 ($)	2022 ($)
OPERATING LEASE ASSETS AND LIABILITIES		
Right-of-use lease assets, net[a]	59,815	67,076
Short-term lease liabilities	9,784	9,269
Long-term lease liabilities	55,590	63,275
Total operating lease liabilities[b]	65,374	72,544

(a) Included in other assets
(b) Included in accrued and other current liabilities and other long-term liabilities, as applicable

	March 31,	
(in thousands)	2023 ($)	2022 ($)
SUPPLEMENTAL CASH FLOW		
Cash paid for amounts included in the measurement of operating lease liabilities[a]	11,058	9,974
Right-of-use assets obtained in exchange for new operating lease obligations	2,526	8,464

(a) Included in our condensed consolidated statement of cash flows, operating activities in accounts payable and other current liabilities

OTHER INFORMATION FOR OPERATING LEASES

Weighted average remaining lease term (in years)	7.0	7.9
Weighted average discount rate (percent)	2.3%	2.2%

MATURITIES OF OPERATING LEASE LIABILITIES WERE AS FOLLOWS (IN THOUSANDS):

2024	$	11,082
2025		10,903
2026		10,558
2027		10,316
2028		9,037
Thereafter		18,787
Total lease liabilities		70,683
Less: Imputed interest		(5,309)
PRESENT VALUE OF LEASE LIABILITIES	**$**	**65,374**

10. Derivative Instruments and Hedge Accounting

We enter into interest rate swap agreements to hedge exposure to floating interest rates on certain portions of our debt. All interest rate swaps are highly effective.

As of March 31, 2022, we had $9.8 million of notional amount in outstanding designated interest rate swap to hedge our exposure to variability in cash flows from interest payments on our Whitmore Term Loan. On January 9, 2023, the interest rate swap was terminated and resulted a cash receipt of $0.2 million.

On February 7, 2023, we entered into an interest rate swap to hedge our exposure to variability in cash flows from interest payments on the first $100.0 million borrowing under our Revolving Credit Facility. This interest rate swap fixes the one-month SOFR rate at 3.85% for the first $100.0 million borrowing under our Revolving Credit Facility, and will expire May 18, 2026. As of March 31, 2023, we had $100.0 million of notional amount in outstanding designated interest rate swaps with third parties.

The fair value of interest rate swaps designated as hedging instruments are summarized below (in thousands):

	March 31,	
	2023 ($)	2022 ($)
Current derivative asset	877	—
Current derivative liabilities	—	109
Non-current derivative liabilities	1,021	233

The impact of changes in the fair value of interest rate swaps is included in Note 18.

Current derivative assets are reported in our consolidated balance sheets in prepaid expenses and other current assets. Current and non-current derivative liabilities are reported in our consolidated balance sheets in accrued and other current liabilities and other long-term liabilities, respectively.

11. Earnings Per Share

The following table sets forth the reconciliation of the numerator and the denominator of basic and diluted earnings per share for the years ended March 31, 2023, 2022 and 2021:

	March 31,		
(amounts in thousands, except per share data)	2023 ($)	2022 ($)	2021 ($)
Net income	96,574	67,319	40,099
Income attributable to redeemable noncontrolling interest	(139)	(934)	—
NET INCOME ATTRIBUTABLE TO CSW INDUSTRIALS, INC.	96,435	66,385	40,099
WEIGHTED AVERAGE SHARES:			
Common stock	15,401	15,646	14,919
Participating securities	108	109	96
DENOMINATOR FOR BASIC EARNINGS PER COMMON SHARE	15,509	15,755	15,015
Potentially dilutive securities	37	52	111
DENOMINATOR FOR DILUTED EARNINGS PER COMMON SHARE	15,546	15,807	15,126
BASIC EARNINGS PER COMMON SHARE:	6.22	4.21	2.67
DILUTED EARNINGS PER COMMON SHARE:	6.20	4.20	2.65

12. Shareholders' Equity

Share Repurchase Programs

On November 7, 2018, we announced that our Board of Directors authorized a program to repurchase up to $75.0 million of our common stock over a two-year time period. On October 30, 2020, we announced that our Board of Directors authorized a new program to repurchase up to $100.0 million of our common stock, which replaced the previously announced $75.0 million program. On December 16, 2022, we announced that our Board of Directors authorized a new $100.0 million share repurchase program, which replaced the previously announced $100.0 million program. Under the current repurchase program, shares may be repurchased from time to time in the open market or in privately negotiated transactions. Repurchases will be made at our discretion, based on ongoing assessments of the capital needs of the business, the market price of our common stock and general market conditions. Our Board of Directors has established an expiration of December 31, 2024 for completion of the new repurchase program; however, the program may be limited or terminated at any time at our discretion without notice. Through March 31, 2023, no shares have been repurchased under the current $100.0 million repurchase program. Under the prior $100.0 million repurchase program, 336,347 shares were repurchased during the year ended March 31, 2023 for $35.7 million, and 126,115 shares were repurchased during the year ended March 31, 2022 for

$14.4 million. A total of 462,462 shares had been repurchased for an aggregate amount of $50.1 million under the prior $100.0 million program. As of March 31, 2023, no shares were repurchased under the current $100.0 million program.

Dividends

On April 4, 2019, we announced we had commenced a dividend program and that our Board of Directors approved a regular quarterly dividend of $0.135 per share. On April 15, 2021, we announced a quarterly dividend increase to $0.15 per share. On April 14, 2022, we announced a quarterly dividend increase to $0.17 per share. On April 14, 2023, we announced a quarterly dividend increase to $0.19 per share, which dividend was paid on May 12, 2023 to shareholders of record as of April 28, 2023. Any future dividends at the existing $0.19 per share quarterly rate or otherwise will be reviewed individually and declared by our Board of Directors in its discretion. Total dividends of $10.6 million and $9.5 million were paid during the years ended March 31, 2023 and 2022, respectively.

13. Fair Value Measurements

The fair value of interest rate swaps discussed in Note 10 are determined using Level II inputs. The carrying value of our debt, included in Note 8, approximates fair value as it bears interest at floating rates. The carrying amounts of other financial instruments (i.e., cash and cash equivalents, accounts receivable, net, accounts payable) approximated their fair values at March 31, 2023 and 2022 due to their short-term nature.

The redeemable noncontrolling interest is recorded at the higher of the redemption value or carrying value each reporting period. The redemption value of the redeemable noncontrolling interest is estimated using a discounted cash flow analysis, which requires management judgment with respect to future revenue, operating margins, growth rates and discount rates and is classified as Level III under the fair value hierarchy. The redemption value of the redeemable noncontrolling interest is discussed in Note 3.

14. Retirement Plans

We had a frozen qualified defined benefit pension plan (the "Qualified Plan") that covered certain of our U.S. employees. The Qualified Plan was previously closed to employees hired or re-hired on or after January 1, 2015, and it was amended to freeze benefit accruals and to modify certain ancillary benefits effective as of September 30, 2015. In September 2019, the Qualified Plan was terminated and resulted in an overall termination charge of $7.0 million ($5.4 million, net of tax) recorded in other (expense) income, net, due primarily to the recognition of expenses that were previously included in accumulated other comprehensive loss and the recognition of additional costs associated with the annuity purchase contract. After the participant data for the annuity purchase contract was finalized in the quarter ended March 31, 2020, the Qualified Plan had excess funds of $0.5 million, which were distributed into the Defined Contribution Plan discussed below.

We maintain a frozen unfunded retirement restoration plan (the "Restoration Plan") that is a non-qualified plan providing for the payment to participating employees, upon retirement, of the difference between the maximum annual payment permissible under the Qualified Plan pursuant to federal limitations and the amount that would otherwise have been payable under

the Qualified Plan. The Restoration Plan was closed to new participants on January 1, 2015 and was amended to freeze benefit accruals and to modify certain ancillary benefits effective as of September 30, 2015. As of March 31, 2023 and 2022, the Restoration Plan reported liabilities of $1.3 million and $1.4 million, respectively.

We had a registered defined benefit pension plan (the "Canadian Plan") that covered all of our employees based at our facility in Alberta, Canada. The plan was amended to freeze benefit accruals effective as of January 31, 2022. In January 2023, the Canadian Plan was terminated and resulted in an overall termination charge of $0.5 million ($0.4 million, net of tax) recorded in other (expense) income, net, due primarily to the recognition of expenses that were previously included in accumulated other comprehensive loss and the recognition of additional costs associated with the annuity purchase contract.

The plans described above (collectively, the "Plans") are presented in aggregate as the impact of the Restoration Plan and Canadian Plan to our consolidated financial position and results of operations is not material.

Net pension (benefit) expense for the Plans was:

	Year Ended March 31,		
(in thousands)	2023 ($)	2022 ($)	2021 ($)
Service cost – benefits earned during the year	—	43	40
Interest cost on projected benefit obligation	56	138	144
Expected return on assets	—	(120)	(96)
Net amortization and deferral	42	69	74
Pension plan termination[a]	453	—	—
Curtailment impact	—	(30)	—
NET PENSION EXPENSE	**551**	**100**	**162**

(a) Reflects impact of the termination of the Canadian Plan.

No estimated prior service costs or net loss for the Plans will be amortized from accumulated other comprehensive loss into pension expense in the year ended March 31, 2024.

Defined Contribution Plan

Effective October 1, 2015, we began to sponsor a defined contribution plan covering substantially all of our U.S. employees. Employees may contribute to this plan, and these contributions are matched 100% by us up to 6.0% of eligible earnings. We also contribute an additional percentage of eligible earnings to employees regardless of their level of participation in the plan, which is discretionary and varies based on profitability. We made total contributions to the plan of $5.7 million and $4.8 million during the years ended March 31, 2023 and 2022, respectively.

Employee Stock Ownership Plan

We sponsor a qualified, non-leveraged employee stock ownership plan ("ESOP") in which domestic employees are eligible to participate following the completion of one year of service. The ESOP provides annual discretionary contributions of up to the maximum amount that is deductible under the Internal Revenue Code. Contributions to the ESOP are invested in our common stock. A participant's interest in contributions to the ESOP fully vests after three years of credited service or upon retirement, permanent disability (each, as defined in the plan document) or death.

We recorded total contributions to the ESOP of $3.1 million, $2.3 million and $3.6 million during the years ended March 31, 2023, 2022 and 2021, respectively, based on performance in the prior year. During the year ended March 31, 2023, $5.1 million was recorded to expense based on performance in the year ended March 31, 2023 and is expected to be contributed to the ESOP during the year ending March 31, 2024.

The ESOP held 537,293 and 549,863 shares of CSWI common stock as of March 31, 2023 and 2022, respectively.

15. Income Taxes

In August 2022, the Inflation Reduction Act of 2022 ("IRA") was signed into law. Among other things, the IRA imposes a fifteen percent corporate alternative minimum tax (the "Corporate AMT") for tax years beginning after December 31, 2022 and levies a one percent excise tax on net share repurchases after December 31, 2022. The excise tax on the share repurchase portion of the IRA did not have an impact on our results of operations or financial position for the year ended March 31, 2023. We do not expect the Corporate AMT, excise tax or other provisions of the IRA to have a material impact on our consolidated financial statements.

Income before income taxes was comprised of the following (in thousands):

	Year Ended March 31,		
	2023 ($)	2022 ($)	2021 ($)
U.S. Federal	118,181	87,607	48,142
Foreign	7,730	3,858	2,726
INCOME BEFORE INCOME TAXES	125,911	91,465	50,868

Income tax expense consists of the following (in thousands):

For the year ended:	Current ($)	Deferred ($)	Total ($)
March 31, 2023			
U.S. Federal	27,920	(3,549)	24,371
State and local	6,135	(2,471)	3,664
Foreign	1,482	(180)	1,302
PROVISION FOR INCOME TAXES	35,537	(6,200)	29,337
March 31, 2022			
U.S. Federal	20,139	(1,578)	18,561
State and local	5,271	761	6,032
Foreign	638	(1,085)	(447)
PROVISION FOR INCOME TAXES	26,048	(1,902)	24,146

For the year ended:	Current ($)	Deferred ($)	Total ($)
March 31, 2021			
U.S. Federal	6,773	(1,211)	5,562
State and local	3,561	(500)	3,061
Foreign	1,641	505	2,146
PROVISION FOR INCOME TAXES	**11,975**	**(1,206)**	**10,769**

Income tax expense differed from the amounts computed by applying the U.S. federal statutory income tax rate of 21.0% to income before income taxes as a result of the following (in thousands):

	Year Ended March 31,		
	2023 ($)	2022 ($)	2021 ($)
Computed tax expense at statutory rate	26,441	19,206	10,674
Increase (reduction) in income taxes resulting from:			
State and local income taxes, net of federal benefits	2,895	4,765	2,419
Nondeductible executive compensation	1,555	992	248
Global intangible low-taxed income ("GILTI") inclusion	1,123	580	2,118
Repatriation tax, net of tax credit	904	170	822
Other permanent differences	557	(143)	1,931
IRC section 250 deductions	(1,626)	(1,102)	(1,678)
Foreign tax credits	(604)	(450)	(554)
Vesting of stock-based compensation	(408)	(1,916)	(741)
Uncertain tax positions	(224)	759	(4,717)
Valuation allowance	(96)	379	—
Foreign rate differential	67	91	85
Other, net	(1,247)	815	162
PROVISION FOR INCOME TAXES	**29,337**	**24,146**	**10,769**

The effective tax rates for the years ended March 31, 2023, 2022 and 2021 were 23.3%, 26.4% and 21.2%, respectively. As compared with the statutory rate for the year ended March 31, 2023, the provision for income taxes was primarily impacted by state tax expense (net of federal benefits), which increased the provision by $2.9 million and effective rate by 2.3%, executive compensation limitation, which increased the provision by $1.6 million and the effective tax rate by 1.2%; impact of GILTI inclusions, which increased the provision by $1.1 million and the effective tax rate by 0.9%; impact of repatriation of foreign earnings, which increased the provision by $0.9 million and the effective rate by 0.7%; and the additional non-deductible expenses, which increased the provision by $0.6 million and the effective tax rate by 0.4%. This was offset by IRC section 250 deductions, which decreased the provision by $1.6 million and the effective tax rate by 1.3%; foreign tax credits, which

decreased the provision by $0.6 million and the effective tax rate by 0.5% and tax benefits related to the restricted stock vesting, which decreased the provision by $0.4 million and the effective tax rate by 0.3%.

As compared with the statutory rate for the year ended March 31, 2022, the provision for income taxes was primarily impacted by the state tax expense, which increased the provision by $4.8 million and the effective rate by 5.2%, executive compensation limitation, which increased the provision by $1.0 million and the effective rate by 1.1%, and a net increase in uncertain tax positions, which increased the provision by $0.8 million and the effective rate by 0.8%. This was offset by tax benefits related to the restricted stock vesting, which decreased the provision by $1.9 million and the effective rate by 2.1% and IRC section 250 deductions, which decreased the provision by $1.1 million and the effective tax rate by 1.2%.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2023 and 2022 are presented below (in thousands):

	March 31,	
	2023 ($)	2022 ($)
Deferred tax assets:		
Operating lease liabilities	15,684	17,774
Accrued compensation	6,636	4,826
Inventory reserves	3,422	3,720
Accrued expenses	1,580	1,010
State R&D credit carry-forward	968	75
Transaction Costs	828	714
Pension and other employee benefits	452	412
Foreign tax credit carry-forward	284	379
Net operating loss carryforwards	144	145
Other, net	747	1,492
Deferred tax assets	30,745	30,547
Valuation allowance	(428)	(524)
Deferred tax assets, net of valuation allowance	30,317	30,023
Deferred tax liabilities:		
Goodwill and intangible assets	(66,432)	(64,903)
Operating lease right-of-use assets	(14,337)	(16,364)
Property, plant and equipment	(7,299)	(8,242)
Repatriation reserve	(1,784)	(1,034)
Other, net	(2,148)	(1,986)
Deferred tax liabilities	(92,000)	(92,529)
NET DEFERRED TAX LIABILITIES	**(61,683)**	**(62,506)**

As of both March 31, 2023 and 2022, we had immaterial net operating loss carryforwards, which were fully reserved through valuation allowances. Net operating loss carryforwards will expire in periods beyond the next 5 years.

Deferred income tax has not been recognized on the basis difference that is permanently invested outside the United States. This becomes taxable upon a repatriation of assets from the subsidiary or a sale or liquidation of the subsidiary. As of March 31, 2023, we have no basis differences that would result in material unrecognized deferred taxes.

A reconciliation of the beginning and ending amount of unrecognized tax benefits (excluding interest and penalties) is as follows (in thousands):

	March 31,	
	2023 ($)	2022 ($)
Balance at beginning of year	9,934	10,212
Decreases related to prior year tax positions	(690)	(314)
Increases related to current year tax positions	2,540	36
BALANCE AT END OF YEAR	**11,784**	**9,934**

During the year ended March 31, 2023, we released a reserve of $1.6 million primarily as a result of the conclusion of TRUaire's Vietnam's audit for the tax periods from January 1, 2019 to March 31, 2022 (discussed below), including accrued interest of $0.4 million and accrued penalties of $0.5 million. We also recorded total tax contingency reserves of $2.8 million, including unrecognized tax benefit of $2.5 million, accrued interest and penalty of $0.1 million and $0.2 million, respectively, through purchase accounting in connection with the Falcon Stainless acquisition. For the year ended March 31, 2023, we recorded an additional net tax contingency reserve of less than $0.1 million, accrued interest of $0.7 million and accrued penalty of $0.6 million.

During the year ended March 31, 2022, we released a reserve of $1.4 million, including accrued interest of $0.6 million and accrued penalties of $0.5 million, related to positions taken on tax returns for which the statute had expired.

In connection with the Falcon acquisition closed in July 2023, the Company recognized a UTP of $2.8 million related to pre-acquisition tax periods. In addition, in accordance with the tax indemnification included in the purchase agreement, the sellers provided a contractual indemnification to the Company for up to $4.5 million related to UTPs taken in pre-acquisition years, and we recognized a tax indemnification asset of $2.8 million. This tax indemnification asset will either be settled or expire upon the closure of the tax statutes for the pre-acquisition periods.

In connection with the TRUaire acquisition closed in December 2020, the Company recognized a UTP of $17.3 million related to pre-acquisition tax periods. In addition, in accordance with the tax indemnification included in the purchase agreement, the sellers provided a contractual indemnification to the Company for up to $12.5 million related to UTPs taken in pre-acquisition years, and we recognized a tax indemnification asset of $12.5 million. This tax indemnification asset will either be settled or expire by December 2023. During the three months ended March 31, 2021, as a result of the audit closure of a pre-acquisition tax period for TRUaire, $5.0 million of the tax indemnification asset was released along with the relevant UTP of $5.3 million. During the three months ended December 31, 2022, TRUaire's Vietnam entity concluded its audit for the tax periods from January 1, 2019 to March 31, 2022 and received an audit closing letter from the tax authority. As a result, $1.5 million of the UTP accrual (including penalties and interests accrued post-acquisition) was released and recorded as an income tax benefit for the three months ended December 31, 2022. As of March 31, 2023, $7.5 million of the tax indemnification asset remains outstanding and is reported in our condensed consolidated balance sheets in prepaid expenses and other current assets. This tax indemnification asset will either be settled or expire by December 15, 2023.

Our federal income tax returns for the years ended March 31, 2022, 2021 and 2020 remain subject to examination. Our income tax returns for TRUaire's pre-acquisition periods including calendar years 2018, 2019 and 2020 remain subject to examinations. Our income tax returns in certain state income tax jurisdictions remain subject to examination for various periods for the period ended September 30, 2015 and subsequent years.

16. Related Party Transactions

We had no related party transactions in the three years ended March 31, 2023, 2022 and 2021.

17. Contingencies

From time to time, we are involved in various claims and legal actions which arise in the ordinary course of business. There are not any matters pending that we currently believe are reasonably possible of having a material impact on our business, consolidated financial position, results of operations or cash flows.

18. Other Comprehensive Income (Loss)

The following table provides an analysis of the changes in accumulated other comprehensive loss (in thousands).

	March 31,	
	2023 ($)	2022 ($)
Currency translation adjustments:		
Balance at beginning of period	(4,438)	(4,394)
Foreign currency translation adjustments	(3,752)	(44)
BALANCE AT END OF PERIOD	**(8,190)**	**(4,438)**
Interest rate swaps:		
Balance at beginning of period	(270)	(803)
Unrealized gain, net of taxes of $(60) and $(82), respectively[a]	225	309
Reclassification of losses (gains) included in interest expense, net of taxes of $18 and $(60), respectively	(69)	224
Other comprehensive income	156	533
BALANCE AT END OF PERIOD	**(114)**	**(270)**
Defined benefit plans:		
Balance at beginning of period	(366)	(799)
Amortization of net prior service benefit, net of taxes of $0 and $1, respectively[b]	—	(5)
Amortization of net loss, net of taxes of $(9) and $(16), respectively[b]	33	59
Net gain arising during the year, net of taxes of $(24) and $(41), respectively[b]	92	154
Curtailment impact, net of taxes of $0 and $(83), respectively	—	311
Pension termination, net of taxes of $(34) and $0, respectively	127	—
Currency translation impact	9	(86)
Other comprehensive income	261	433
BALANCE AT END OF PERIOD	**(105)**	**(366)**

(a) *Unrealized gains are reclassified to earnings as underlying cash interest payments are made. We expect to recognize a gain of $0.7 million, net of deferred taxes, over the next twelve months related to a designated cash flow hedge based on its fair value as of March 31, 2023.*

(b) *Amortization of prior service costs and actuarial losses out of accumulated other comprehensive loss are included in the computation of net periodic pension expense. See Note 14 for additional information.*

19. Revenue Recognition

We conduct our operations in three reportable segments: Contractor Solutions, Engineered Building Solutions and Specialized Reliability Solutions. With the adoption of ASC Topic 606, we have concluded that the disaggregation of revenues that would be most useful in understanding the nature, timing and extent of revenue recognition is the breakout of build-to-order and book-and-ship, as defined below:

Build-to-order products are architecturally-specified building products generally sold into the construction industry. Revenue generated from sales of products under build-to-order transactions are currently reflected in the results of our Engineered Building Solutions segment. Occasionally,

our built-to-order business lines enter into arrangements for the delivery of a customer-specified product and the provision of installation services. These orders are generally negotiated as a package and are commonly subject to retainage by the customer, which means the final 10% of the transaction price, when applicable, is not collectible until the overall construction project into which our products are incorporated is complete. The lead times for transfer to the customer can be up to 12 weeks. Revenue for goods is recognized at a point in time, but installation services are recognized over time as those services are performed. Installation services represented approximately 2% of total consolidated revenue for the year ended March 31, 2023.

Book-and-ship products are sold across all of our end markets. Revenue generated from sales of products under book-and-ship transactions have historically been presented in the Contractor Solutions, Engineered Building Solutions and Specialized Reliability Solutions segments. These sales are typically priced on a product-by-product basis using price lists provided to our customers. The lead times for transfer to the customer is usually one week or less as these items are generally built to stock. Revenue for products sold under these arrangements is recognized at a point in time.

Disaggregation of revenues reconciled to our reportable segments is as follows (in thousands):

| | Year Ended March 31, 2023 | | | |
	Contractor Solutions ($)	Engineered Building Solutions ($)	Specialized Reliability Solutions ($)	Total ($)
Build-to-order	—	89,964	—	89,964
Book-and-ship	506,634	14,005	147,301	667,940
NET REVENUES	**506,634**	**103,969**	**147,301**	**757,904**

| | Year Ended March 31, 2022 | | | |
	Contractor Solutions ($)	Engineered Building Solutions ($)	Specialized Reliability Solutions ($)	Total ($)
Build-to-order	—	88,690	—	88,690
Book-and-ship	413,207	8,606	115,932	537,745
NET REVENUES	**413,207**	**97,296**	**115,932**	**626,435**

| | Year Ended March 31, 2021 | | | |
	Contractor Solutions ($)	Engineered Building Solutions ($)	Specialized Reliability Solutions ($)	Total ($)
Build-to-order	—	87,057	—	87,057
Book-and-ship	245,232	8,615	78,301	332,148
NET REVENUES	**245,232**	**95,672**	**78,301**	**419,205**

Contract liabilities, which are included in accrued and other current liabilities in our consolidated balance sheets were as follows (in thousands):

Balance at April 1, 2022	$ 1,026
Revenue recognized	(953)
New contracts and revenue added to existing contracts	564
BALANCE AT MARCH 31, 2023	**$ 637**

20. Segments

As described in Note 1, we conduct our operations through three reportable segments:

- Contractor Solutions
- Engineered Building Solutions and
- Specialized Reliability Solutions

The following is a summary of the financial information of our reporting segments reconciled to the amounts reported in the consolidated financial statements (in thousands).

	Year Ended March 31, 2023					
(in thousands)	Contractor Solutions ($)	Engineered Building Solutions ($)	Specialized Reliability Solutions ($)	Subtotal - Reportable Segments ($)	Eliminations and Other ($)	Total ($)
Revenues, net to external customers	506,634	103,969	147,301	757,904	—	757,904
Intersegment revenue	7,142	—	145	7,287	(7,287)	—
Operating income	126,204	12,889	20,176	159,269	(20,203)	139,066
Depreciation and amortization	26,951	1,771	6,035	34,757	200	34,957

	Year Ended March 31, 2022					
(in thousands)	Contractor Solutions ($)	Engineered Building Solutions ($)	Specialized Reliability Solutions ($)	Subtotal - Reportable Segments ($)	Eliminations and Other ($)	Total ($)
Revenues, net to external customers	413,207	97,296	115,932	626,435	—	626,435
Intersegment revenue	3,280	—	110	3,390	(3,390)	—
Operating income	96,115	11,101	9,007	116,223	(18,843)	97,380
Depreciation and amortization	27,879	2,063	6,016	35,958	450	36,408

	Year Ended March 31, 2021					
(in thousands)	Contractor Solutions ($)	Engineered Building Solutions ($)	Specialized Reliability Solutions ($)	Subtotal - Reportable Segments ($)	Eliminations and Other ($)	Total ($)
Revenues, net to external customers	245,232	95,672	78,301	419,205	—	419,205
Intersegment revenue	296	—	64	360	(360)	—
Operating income	59,007	14,066	581	73,654	(14,434)	59,220
Depreciation and amortization	14,415	2,014	5,744	22,173	545	22,718

	TOTAL ASSETS					
(Amounts in thousands)	Contractor Solutions ($)	Engineered Building Solutions ($)	Specialized Reliability Solutions ($)	Subtotal - Reportable Segments ($)	Eliminations and Other ($)	Total ($)
March 31, 2023	823,750	71,429	136,248	1,031,427	12,026	1,043,453
March 31, 2022	782,267	74,397	126,380	983,044	12,316	995,360
March 31, 2021	687,508	67,281	111,493	866,282	13,240	879,522

Geographic information

We attribute revenues to different geographic areas based on the destination of the product or service delivery. Long-lived assets are classified based on the geographic area in which the assets are located and exclude deferred taxes. No individual country, except for the U.S., accounted for more than 10% of consolidated net revenues or total long-lived assets.

Revenues and long-lived assets by geographic area are as follows (in thousands, except percent data):

	Year Ended March 31,					
	2023 ($)		2022 ($)		2021 ($)	
U.S.	678,126	89.5%	559,296	89.3%	367,169	87.6%
Non-U.S.[a]	79,778	10.5%	67,139	10.7%	52,036	12.4%
REVENUES, NET	**757,904**	**100.0%**	**626,435**	**100.0%**	**419,205**	**100.0%**

(a)   No individual country within this group represents 10% or more of consolidated totals for any period presented.

	Year Ended March 31,					
	2023 ($)		2022 ($)		2021 ($)	
U.S.	679,731	94.4%	651,477	93.7%	617,258	93.5%
Non-U.S.	40,665	5.6%	43,736	6.3%	43,146	6.5%
LONG-LIVED ASSETS[a]	**720,396**	**100.0%**	**695,213**	**100.0%**	**660,404**	**100.0%**

(a)   Long-lived assets consist primarily of property, plant and equipment, intangible assets, goodwill and other assets.

Major customer information

We have a large number of customers across our locations and we do not have sales to any individual customer that represented 10% or more of consolidated net revenues for any of the fiscal years presented.

Item 9:   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 9A: Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")) are designed to ensure that the information, which we are required to disclose in the reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the United States Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including our Principal Executive Officer and Principal Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

In connection with the preparation of this Annual Report on Form 10-K for the year ended March 31, 2023, our management, under the supervision and with the participation of our Principal Executive Officer and our Principal Financial Officer, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of March 31, 2023 as required by Rule 13a-15(b) under the Exchange Act. Based on this evaluation, our Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of March 31, 2023.

Management's Report on Internal Control Over Financial Reporting

Our management, under the supervision and with the participation of our Principal Executive Officer and Principal Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). Internal control over financial reporting includes policies and procedures that:
(1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

The design of any system of control is based upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated objectives under all future events, no matter how remote, or that the degree of compliance with the policies or procedures may not deteriorate.

Under the supervision and with the participation of our Principal Executive Officer and Principal Financial Officer, our management conducted an assessment of our internal control over financial reporting as of March 31, 2023, based on the criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management has concluded that as of March 31, 2023, our internal control over financial reporting was effective based on those criteria.

The effectiveness of our internal control over financial reporting as of March 31, 2023, has been audited by Grant Thornton LLP, our independent registered public accounting firm, as stated in their report, which is included herein.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended March 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

CSW Industrials, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of CSW Industrials, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of March 31, 2023, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2023, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended March 31, 2023, and our report dated May 25, 2023 expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ GRANT THORNTON LLP

Dallas, Texas
May 25, 2023

Item 9B: Other Information

Part III

Item 10: Directors, Executive Officers and Corporate Governance

The information required by this item is incorporated by reference to our Proxy Statement for the 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the fiscal year ended March 31, 2023.

Item 11: Executive Compensation

The information required by this item is incorporated by reference to our Proxy Statement for the 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the fiscal year ended March 31, 2023.

Item 12: Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated by reference to our Proxy Statement for the 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the fiscal year ended March 31, 2023.

Item 13: Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated by reference to our Proxy Statement for the 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the fiscal year ended March 31, 2023.

Item 14: Principal Accounting Fees and Services

The information required by this item is incorporated by reference to our Proxy Statement for the 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the fiscal year ended March 31, 2023.

Part IV

Item 15: Exhibits, Financial Statement Schedules

The following documents are filed as a part of this Annual Report on Form 10-K:

 (1) *Consolidated Financial Statements*

Report of Independent Registered Public Accounting Firm (PCAOB ID Number 248)   41

 CSW Industrials, Inc. Consolidated Financial Statements:

Consolidated Balance Sheets at March 31, 2023 and 2022   43

 For each of the three years in the period ended March 31, 2023:

Consolidated Statements of Operations   44

Consolidated Statements of Comprehensive Income   45

Consolidated Statements of Equity   46

Consolidated Statements of Cash Flows   47

Notes to Consolidated Financial Statements   49

(2) *Financial Statement Schedules*

None.

(3) *Exhibits*

Exhibit Index

EXHIBIT NUMBER	DESCRIPTION
3.1	Third Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed on August 15, 2018)
3.2	Amended and Restated Bylaws of the Company, adopted and effective August 14, 2018 (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K, filed on August 15, 2018)
4.1	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 4.1 to the Company's Annual Report on Form 10-K, filed on May 20, 2020)
10.1	Second Amended and Restated Credit Facility Agreement, dated May 18, 2021, by and among CSW Industrials Holdings, LLC, CSW Industrials, Inc., the other Loan Parties party thereto, the other lenders party thereto, and JPMorgan Chase Bank, N.A., individually and in its capacity as the Administrative Agent (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q, filed on August 4, 2021)
10.2	Incremental Assumption Agreement No. 1 and Amendment No. 2 to the Second Credit Agreement, by and among the Company, the Borrower, the other loan parties party thereto, JPMorgan Chase Bank, N.A., as administrative agent, collateral agent, swingline lender and issuing bank, and each other lender and issuing bank party thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on December 20, 2022).
10.3	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.5 to Amendment No. 3 to the Company's Registration Statement on Form 10, filed on August 28, 2015)
10.4	Amended and Restated CSW Industrials, Inc. 2015 Equity and Incentive Compensation Plan (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed on December 12, 2016) +
10.5	Employment agreement by and between CSW Industrials, Inc. and Joseph Armes, dated October 1, 2015 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, filed on February 16, 2016) +
10.6	Form of Employee Time Vested Restricted Share Award Agreement (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, filed on February 8, 2018)+
10.7	Form of Employee Time Vested Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q, filed on February 8, 2018)+
10.8	Form of Employee Performance Share Award Form of Employee Performance Share Award Agreement (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, filed on August 8, 2019) +
10.9	Form of Non-Employee Director Time Vested Restricted Share Award Agreement (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q, filed on February 8, 2018)+
10.10	Form of Non-Qualified Stock Option Right Award Agreement (executive compensation plan – replacement award agreement) (incorporated by reference to Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q, filed on February 16, 2016) +
10.11	CSW Industrials, Inc. Executive Change in Control and Severance Benefit Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 12, 2016) +
21.1*	List of subsidiaries of the Company
23.1*	Consent of Grant Thornton LLP

EXHIBIT NUMBER	DESCRIPTION
31.1*	Certification of Principal Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Principal Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1**	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2**	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Filed herewith
** Furnished herewith
+ Management contracts and compensatory plans required to be filed as exhibits to this Annual Report on Form 10-K.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized:

Date: May 25, 2023

CSW INDUSTRIALS, INC.

By: /S/ JOSEPH B. ARMES

Joseph B. Armes
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Name	Title	Date
/S/ JOSEPH B. ARMES	Chief Executive Officer	May 25, 2023
Joseph B. Armes	(Principal Executive Officer)	
/S/ JAMES E. PERRY	Chief Financial Officer	May 25, 2023
James E. Perry	(Principal Financial and Accounting Officer)	
/S/ MICHAEL R. GAMBRELL	Director	May 25, 2023
Michael R. Gambrell		
/S/ BOBBY GRIFFIN	Director	May 25, 2023
Bobby Griffin		
/S/ TERRY L. JOHNSTON	Director	May 25, 2023
Terry L. Johnston		
/S/ LINDA A. LIVINGSTONE	Director	May 25, 2023
Linda A. Livingstone, Ph.D.		
/S/ ANNE B. MOTSENBOCKER	Director	May 25, 2023
Anne B. Motsenbocker		
/S/ ROBERT M. SWARTZ	Director	May 25, 2023
Robert M. Swartz		
/S/ J. KENT SWEEZEY	Director	May 25, 2023
J. Kent Sweezey		

Designed & published by LABRADOR

CSW INDUSTRIALS Directors and Officers

Board of Directors



Joseph B. Armes
Chairman, Chief Executive Officer and President



Michael R. Gambrell
Former Executive Vice President of Dow Chemical



Bobby Griffin
Chief Diversity, Equity and Inclusion Officer, Rockwell Automation



Terry L. Johnston
Former Executive Vice President and COO of Lennox International, Inc. Commercial Segment



Linda A. Livingstone, PH.D.
President of Baylor University



Anne B. Motsenbocker
Former Managing Director, J.P. Morgan Chase



Robert M. Swartz
Former Executive Vice President and Chief Operating Officer of Glazer's Inc.



J. Kent Sweezy
Founding Partner of Turnbridge Capital, LLC

Executive Officers



Joseph B. Armes
Chairman, Chief Executive Officer and President



James E. Perry
Executive Vice President, Chief Financial Officer



Donal J. Sullivan
Executive Vice President, General Manager Contractor Solutions



Luke E. Alverson
Senior Vice President, General Counsel and Secretary



Danielle R. Garde
Senior Vice President, Chief People Officer

Corporate Information

Transfer Agent
AST
Brooklyn, New York
T (800) 937-5449
www.amstock.com

Stock Listing
NASDAQ Symbol: CSWI

Independent Public Accountants
Grant Thornton LLP
Dallas, Texas

Annual Meeting
August 24, 2023

Contact Information
CSW Industrials, Inc.
5420 Lyndon B. Johnson Freeway
Suite 500
Dallas, Texas 75240
T (214) 884-3777
F (214) 279-7101
www.cswindustrials.com



5420 Lyndon B. Johnson Freeway
Suite 500
Dallas, Texas 75240

cswindustrials.com